UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 10, 2021 ( March 9, 2021)

COHERENT, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-33962	94-1622541
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5100 Patrick Henry Drive

Santa Clara, CA 95054

(Address of principal executive offices)

(408) 764-4000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value	COHR	The NASDAQ Stock Market LLC Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01. Entry into a Material Definitive Agreement

Merger Agreement

On March 9, 2021, Coherent, Inc., a Delaware corporation (“Coherent”), Lumentum Holdings Inc., a Delaware corporation (“Lumentum”), Cheetah Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Lumentum (“Merger Sub I”), and Cheetah Acquisition Sub LLC, a Delaware limited liability company and a wholly owned subsidiary of Lumentum (“Merger Sub II”), entered into an Amended and Restated Agreement and Plan of Merger (the “Amended Agreement”).

Pursuant to the terms of the Amended Agreement, the acquisition of Coherent will be accomplished through a merger of Merger Sub I with and into Coherent (the “Merger”), with Coherent surviving the Merger. The Amended Agreement:

•	increases the portion of the merger consideration payable in cash from $100.00 to $175.00, without interest, per share of Coherent common stock;

•	changes the portion of the merger consideration payable in the common stock of Lumentum, par value $0.001 per share (“Lumentum Common Stock”) from 1.1851 to 1.0109 validly issued, fully paid and nonassessable shares of Lumentum Common Stock per share of Coherent common stock;

•	continues to provide that, upon termination under specified circumstances (including termination by Coherent to accept a superior proposal), Coherent would be required to pay Lumentum a termination fee of $217.6 million;

•	increases, from $337.7 million to $500 million, the reverse termination fee payable by Lumentum to Coherent upon termination if the Amended Agreement is terminated for failure to obtain antitrust approval from a Chinese governmental entity; and

•	in light of the increased proportion of consideration consisting of cash, no longer contemplates the Merger qualifying as a tax-free reorganization or the provision of a closing tax opinion by either party’s counsel.

All other material terms of the Original Merger Agreement (as defined in the Amended Agreement), which was previously filed by Coherent as Exhibit 2.1 to the Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission (the “SEC”) on January 19, 2021, remain substantially the same.

The foregoing description of the Amended Agreement and the transactions contemplated thereby does not purport to be complete and is qualified in its entirety by reference to the Amended Agreement, which is attached hereto as Exhibit 2.1. Coherent encourages you to read the Amended Agreement for a more complete understanding of the transaction. The Amended Agreement has been attached as an exhibit to this report to provide investors and security holders with information regarding its terms. The Amended Agreement is not intended to provide any factual information about Coherent, Lumentum, Merger Sub I or Merger Sub II.

Important Information and Where You Can Find It

In connection with the proposed transaction between Lumentum and Coherent (the “Proposed Transaction”), Lumentum plans to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Coherent and Lumentum and will constitute a prospectus with respect to shares of Lumentum’s common stock to be issued to Coherent’s stockholders at the completion of the Proposed Transaction (the “Joint Proxy Statement/Prospectus”). Coherent and Lumentum may also file other documents with the SEC regarding the Proposed Transaction. This communication is not a substitute for the Joint Proxy Statement/Prospectus or any other document which Coherent or Lumentum may file with the SEC in connection with the Proposed Transaction. COHERENT STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus and other relevant documents filed with the SEC by Coherent and Lumentum in connection with the Proposed Transaction through the website maintained by the SEC at www.sec.gov. Additional information regarding the participants in the solicitation of proxies in respect of the Proposed Transaction, and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC if and when they become available.

Participants in the Solicitation of Proxies in Connection with Proposed Transaction

Coherent and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Proposed Transaction. Information regarding Coherent’s directors and executive officers, including a description of their direct and indirect interests in the Proposed Transaction, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus. Coherent stockholders may obtain additional information regarding the direct and indirect interests of the participants in the solicitation of proxies in connection with the Proposed Transaction, including the direct and indirect interests of Coherent directors and executive officers in the Proposed Transaction, which may be different than those of Coherent stockholders generally, by reading the Joint Proxy Statement/Prospectus and any other relevant documents (including any registration statement, prospectus, proxy statement and other relevant materials to be filed with the SEC) that are filed or will be filed with the SEC relating to the Proposed Transaction. You may obtain free copies of these documents using the sources indicated above.

No Offer or Solicitation

This document does not constitute an offer to sell, or the solicitation of an offer to buy, any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Cautionary Note Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are based on Coherent’s and its board of directors’ current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in these statements.

The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the completion of the Proposed Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of Coherent’s and Lumentum’s businesses and other conditions to the completion of the transaction; (ii) the occurrence of any event, change or other circumstances that could give rise to the termination of the Amended Agreement with Lumentum, including the receipt of an unsolicited proposal from a third party (including MKS Instruments, Inc. or II-VI Incorporated); (iii) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the transaction or integrating the businesses of Coherent and Lumentum; (iv) the impact of the COVID-19 pandemic and related private and public sector measures on Coherent’s business and general economic conditions; (v) risks associated with the recovery of global and regional economies from the negative effects of the COVID-19 pandemic and related private and public sector measures; (vi) Coherent’s and Lumentum’s ability to implement its business strategy; (vii) pricing trends, including Coherent’s and Lumentum’s ability to achieve economies of scale; (viii) potential litigation relating to the Proposed Transaction that could be instituted against Coherent, Lumentum or their respective directors; (ix) the risk that disruptions from the Proposed Transaction will harm Coherent’s or Lumentum’s business, including current plans and operations; (x) the ability of Coherent or Lumentum to retain and hire key personnel; (xi) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the Proposed Transaction; (xii) uncertainty as to the long-term value of Lumentum common stock; (xiii) legislative, regulatory and economic developments affecting Coherent’s and Lumentum’s businesses; (xiv) general economic and market developments and conditions; (xv) the evolving legal, regulatory and tax regimes under which Coherent and Lumentum operate; (xvi) potential business uncertainty, including changes to existing business relationships, during the pendency of the merger that could affect Coherent’s and/or Lumentum’s financial performance; (xvii) restrictions during the pendency of the Proposed Transaction that may impact Coherent’s or Lumentum’s ability to pursue certain business opportunities or strategic transactions; (xviii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism or outbreak of war or hostilities, as well as Coherent’s and Lumentum’s response to any of the aforementioned factors; (xix) geopolitical conditions, including trade and national security policies and export controls and executive orders relating thereto, and worldwide government economic policies, including trade relations between the United States and China; (xx) Coherent’s ability to provide a safe working environment for members during the COVID-19 pandemic or any other public health crises, including pandemics or epidemics; and (xxi) failure to receive the approval of the stockholders of Lumentum and/or Coherent. These risks, as well as other risks associated with the Proposed Transaction, are more fully discussed in the Joint Proxy Statement/Prospectus to be filed with the SEC in connection with the Proposed Transaction. While the list of factors presented here is, and the list of factors presented in the Joint Proxy Statement/Prospectus will be, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. The forward-looking statements contained herein are made only as of the date hereof, and we undertake no obligation to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

Exhibit No.	Description
2.1	Amended and Restated Agreement and Plan of Merger, dated as of March 9, 2021, by and among Coherent, Inc., Lumentum Holdings Inc., Cheetah Acquisition Sub, Inc. and Cheetah Acquisition Sub LLC.*

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

* Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 10, 2021

COHERENT, INC.

By:	/s/ Bret DiMarco
Bret DiMarco
Executive Vice President, Chief Legal Officer and Corporate Secretary

Exhibit 2.1

CONFIDENTIAL

EXECUTION VERSION

AMENDED AND RESTATED

AGREEMENT AND PLAN OF MERGER

by and among

COHERENT, INC.,

LUMENTUM HOLDINGS INC.,

CHEETAH ACQUISITION SUB, INC.,

and

CHEETAH ACQUISITION SUB LLC

Dated as of March 9, 2021

i

ii

EXHIBITS

Exhibit A-1	Form of Surviving Corporation Amended and Restated Certificate of Incorporation
Exhibit A-2	Form of Surviving Corporation Amended and Restated Bylaws

iii

AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER

This AMENDED AND RESTATED AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of March 9, 2021, is by and among Coherent, Inc., a Delaware corporation (the “Company”), Lumentum Holdings Inc., a Delaware corporation (“Parent”), Cheetah Acquisition Sub, Inc., a Delaware corporation and a direct wholly owned Subsidiary of Parent (“Merger Sub I”), and Cheetah Acquisition Sub LLC, a Delaware limited liability company and a direct wholly owned Subsidiary of Parent (“Merger Sub II” and, together with Merger Sub I, the “Merger Subs”). Parent, the Merger Subs and the Company are each sometimes referred to herein as a “Party” and, collectively, as the “Parties, and is effective as of January 18, 2021 (the “Original Agreement Date”).”

WITNESSETH:

WHEREAS, the Parties made and entered into an Agreement and Plan of Merger on the Original Agreement Date (the “Original Agreement”) and desire to amend and restate the Original Agreement in its entirety;

WHEREAS, the Parties intend that Merger Sub I shall be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned Subsidiary of Parent in accordance with the applicable provisions of the DGCL;

WHEREAS, the Board of Directors of the Company (the “Company Board”) has unanimously (i) determined that it is in the best interests of its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) on the terms and subject to the conditions set forth in this Agreement, resolved to recommend the adoption of this Agreement by the stockholders of the Company and to submit this Agreement to the stockholders of the Company for adoption;

WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (i) determined that it is in the best interests of Parent and its stockholders, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by Parent of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the issuance of shares of Parent Common Stock (the “Share Issuance”) in connection with the transactions contemplated by this Agreement, and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and to submit the Share Issuance to the stockholders of Parent for approval;

WHEREAS, the Board of Directors (or equivalent) of each of the Merger Subs has unanimously (i) determined that it is in each such entity’s and its sole stockholder’s or sole member’s best interests, as applicable, and declared it advisable, to enter into this Agreement, (ii) approved the execution, delivery and performance by each such entity of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and (iii) resolved to recommend the adoption of this Agreement by each such entity’s sole stockholder or sole member, as applicable, and to submit this Agreement to such stockholder or member for adoption, and Parent, as such stockholder and sole member, has approved the execution, delivery and performance by the Merger Subs of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, and has adopted this Agreement; and

WHEREAS, Parent, the Merger Subs and the Company desire to make certain representations, warranties, covenants and agreements set forth herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, and, in accordance with Section 8.11 of the Original Agreement, Parent, the Merger Subs and the Company hereby amend and restate the Original Agreement and agree as follows:

Article I

THE MERGER

Section 1.1          The Merger. At the Effective Time, upon the terms and subject to the satisfaction or valid waiver of the conditions set forth in this Agreement, and in accordance with the applicable provisions of the Delaware General Corporation Law (the “DGCL”), at the Closing, Merger Sub I shall be merged with and into the Company, whereupon the separate corporate existence of Merger Sub I shall cease, and the Company shall continue its existence under Delaware law as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly owned Subsidiary of Parent.

Section 1.2          Closing. Upon the terms and subject to the conditions set forth in this Agreement, the closing of the Merger (the “Closing”) shall take place as soon as practicable (but in any event no later than the fifth Business Day) after the satisfaction or waiver (to the extent permitted by applicable Law) of the last of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of all such conditions), unless this Agreement has been terminated pursuant to its terms or unless another time or date is agreed to in writing by the Company and Parent. The date on which the Closing actually occurs is referred to as the “Closing Date.” The Closing shall be held at the offices of Skadden, Arps, Slate, Meagher & Flom LLP, or remotely by exchange of documents and signatures (or their electronic counterparts), unless another place is agreed upon in writing by the Company and Parent.

Section 1.3          Effective Time. Concurrently with the Closing, the Company and Merger Sub I shall cause to be filed with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed and filed in accordance with, and containing such information as is required by, the relevant provisions of the DGCL in order to effect the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the Parties and specified in the Certificate of Merger in accordance with the relevant provisions of the DGCL (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4          Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub I shall vest in the Surviving Corporation, and all debts, claims, obligations, liabilities and duties of the Company and Merger Sub I shall become the debts, claims, obligations, liabilities and duties of the Surviving Corporation, all as provided under the DGCL.

Section 1.5          Organizational Documents. At the Effective Time, the Company’s Restated and Amended Certificate of Incorporation (as amended, the “Company Certificate”) and Amended and Restated Bylaws (the “Company Bylaws”) shall be amended and restated, respectively, to be in substantially the forms attached hereto as Exhibit A-1 and Exhibit A-2, and as so amended and restated shall be the certificate of incorporation and bylaws, respectively, of the Surviving Corporation until thereafter amended in accordance with the provisions thereof and applicable Law.

Section 1.6          Directors and Officers.

(a)           From and after the Effective Time, the directors of Merger Sub I immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

(b)           From and after the Effective Time, the officers of Merger Sub I immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected or appointed and qualified, or their earlier death, resignation or removal.

Section 1.7          Parent Board. The parties hereto shall take all necessary actions such that, at the Effective Time, the Parent Board shall be comprised of nine directors, consisting of two directors designated by the Company (each, a “Company Designee”), and reasonably acceptable to Parent, from among the directors serving on the Company Board as of immediately prior to the Effective Time, each of whom must qualify as an “independent director” under applicable Nasdaq rules and regulations. Each Company Designee shall hold office until the earliest to occur of the appointment or election and qualification of his or her respective successor or his or her death, resignation, disqualification or proper removal as a member of the Parent Board. In the event that prior to the Effective Time any Company Designee is unwilling or unable to serve on the Parent Board, the Company shall select a replacement for such individual to serve in such person’s place. Parent agrees to nominate the Company Designees appointed to the Parent Board pursuant to this Section 1.7 for reelection at Parent’s first annual stockholders’ meeting that occurs after the Closing.

Article II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1          Effect on Capital Stock in the Merger.

(a)           At the Effective Time, by virtue of the Merger and without any action on the part of Parent, the Company, the Merger Subs or the holder of any shares or securities of Parent, the Company or the Merger Subs:

(i)         Conversion of Merger Sub I Common Stock. Each share of common stock, par value $0.001 per share, of Merger Sub I issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(ii)        Cancellation of Certain Stock. Each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned or held in treasury by the Company or any of its Subsidiaries and each share of Company Common Stock issued and outstanding immediately prior to the Effective Time that is owned by Parent, its Subsidiaries or the Merger Subs shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist (the “Cancelled Shares”), and no consideration shall be delivered in exchange therefor or in respect thereof.

(iii)      Conversion of Company Common Stock. Subject to the other provisions of this Article II, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than any Cancelled Shares and any Dissenting Shares) shall, at the Effective Time, be converted automatically into and shall thereafter represent the right to receive (A) $175.00 in cash (the “Cash Consideration”) and (B) a number of validly issued, fully paid and nonassessable shares of Parent Common Stock equal to the Exchange Ratio (together with the cash in lieu of fractional shares of Parent Common Stock as specified in Section 2.1(d) and the Cash Consideration, the “Merger Consideration”). From and after the Effective Time, all of the shares of Company Common Stock converted into the right to receive the Merger Consideration pursuant to this Article II shall no longer be outstanding and shall automatically be cancelled and shall cease to exist as of the Effective Time, and uncertificated shares of Company Common Stock represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such shares of Company Common Stock (each, a “Certificate”) shall thereafter represent only the right to receive the Merger Consideration into which the shares of Company Common Stock represented by such Book-Entry Share or Certificate have been converted pursuant to this Section 2.1.

(b)           Shares of Dissenting Stockholders. Anything in this Agreement to the contrary notwithstanding, shares of Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder of record who did not vote in favor of the adoption of this Agreement (or consent thereto in writing) and is entitled to demand and properly demands appraisal of such shares of Company Common Stock pursuant to, and who complies in all respects with, Section 262 of the DGCL (“DGCL 262” and any such shares meeting the requirement of this sentence, “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but instead at the Effective Time shall be converted into the right to receive payment of such amounts as are payable in accordance with DGCL 262 (it being understood and acknowledged that at the Effective Time, such Dissenting Shares shall no longer be outstanding, shall automatically be cancelled and shall cease to exist, and such holder shall cease to have any rights with respect thereto other than the right to receive the fair value of such Dissenting Shares to the extent afforded by DGCL 262); provided that if any such holder shall fail to perfect or otherwise shall waive, withdraw or lose the right to payment of the fair value of such Dissenting Shares under DGCL 262, then the right of such holder to be paid the fair value of such holder’s Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted as of the Effective Time into, and to have become exchangeable solely for the right to receive, without interest or duplication, the Merger Consideration. The Company shall give prompt written notice to Parent of any demands received by the Company for fair value of any shares of Company Common Stock pursuant to DGCL 262 and of any withdrawals of such demands, and Parent shall have the opportunity to participate in all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, without the prior written consent of Parent, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demand, or agree to do any of the foregoing.

(c)           Certain Adjustments. If, between the date of this Agreement and the Effective Time (and as permitted by Article V), the outstanding shares of Company Common Stock or Parent Common Stock shall have been changed into a different number of shares or a different class of shares by reason of any stock dividend, subdivision, reorganization, reclassification, recapitalization, stock split, reverse stock split, combination or exchange of shares, or any similar event shall have occurred, then the Merger Consideration shall be equitably adjusted, without duplication, to proportionally reflect such change; provided that nothing in this Section 2.1(c) shall be construed to permit the Company or Parent to take any action with respect to its securities that is prohibited by the terms of this Agreement.

(d)           No Fractional Shares. No fractional shares of Parent Common Stock shall be issued in the Merger upon the surrender for exchange of Certificates or with respect to Book-Entry Shares or otherwise, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a stockholder of Parent. Each holder of Company Common Stock converted pursuant to the Merger that would otherwise have been entitled to receive a fraction of a share of Parent Common Stock (after aggregating all shares evidenced by the Certificates and Book-Entry Shares delivered by such holder) shall receive from Parent, in lieu thereof and upon surrender thereof, a cash payment (without interest) in an amount equal to such fractional part of a share of Parent Common Stock multiplied by the Parent Common Stock VWAP (rounded down to the nearest penny).

Section 2.2          Appointment of Exchange Agent. Prior to the Effective Time, Parent shall appoint a bank or trust company to act as exchange agent (the “Exchange Agent”), the identity and the terms of appointment of which shall be reasonably acceptable to the Company, for the payment of the Merger Consideration and shall enter into an agreement relating to the Exchange Agent’s responsibilities with respect thereto, in form and substance reasonably acceptable to the Company.

Section 2.3          Surrender and Exchange of Shares.

(a)           Deposit of Merger Consideration. Prior to the Effective Time, Parent shall deposit, or cause to be deposited, with the Exchange Agent (i) evidence of Parent Common Stock in book-entry form (and/or certificates representing such Parent Common Stock, at Parent’s election) representing the full number of whole shares of Parent Common Stock sufficient to deliver the stock portion of the aggregate Merger Consideration and (ii) cash in an amount sufficient to pay the cash portion of the aggregate Merger Consideration, in each case payable in the Merger to all holders of Company Common Stock (such shares of Parent Common Stock and cash provided to the Exchange Agent, together with any dividends or other distributions with respect thereto and including any amounts to be paid in cash in lieu of fractional shares in accordance with Section 2.1(d), the “Exchange Fund”).

(b)           Exchange Procedures. As soon as reasonably practicable after the Effective Time and in any event within five Business Days of the Closing Date, Parent shall cause the Exchange Agent to mail to each holder of record of shares of Company Common Stock whose shares of Company Common Stock were converted pursuant to Section 2.1(a)(iii) into the right to receive the Merger Consideration (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares shall pass, only upon, (A) with respect to shares evidenced by Certificates, delivery of the Certificates (or affidavits of loss in lieu thereof) and (B) with respect to Book-Entry Shares, upon proper delivery of an “agent’s message” regarding the book-entry transfer of Book-Entry Shares (or such other evidence, if any, of the transfer as the Exchange Agent may reasonably request), as applicable, to the Exchange Agent and shall be in such form and have such other provisions as Parent and the Company may reasonably agree upon prior to the Effective Time) (the “Letter of Transmittal”) and (ii) instructions for use in effecting the surrender of Certificates or Book-Entry Shares in exchange for the Merger Consideration and any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

(c)           Surrender of Certificates or Book-Entry Shares. Upon surrender of Certificates or Book-Entry Shares to the Exchange Agent, together with a Letter of Transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may reasonably and customarily be required by the Exchange Agent, the holder of such Certificates or Book-Entry Shares shall be entitled to receive, within two Business Days following the later to occur of (i) the Effective Time or (ii) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share, in exchange therefor the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d). In the event of a transfer of ownership of shares of Company Common Stock that is not registered in the transfer or stock records of the Company, any cash to be paid upon, or shares of Parent Common Stock to be issued upon, due surrender of the Certificate or Book-Entry Share formerly representing such shares of Company Common Stock may be paid or issued, as the case may be, to such a transferee if such Certificate or Book-Entry Share is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer or other similar Taxes have been paid or are not applicable. No interest shall be paid or shall accrue on the cash payable upon surrender of any Certificate or Book-Entry Share. Until surrendered as contemplated by this Section 2.3(c), each Certificate and Book-Entry Share (other than Dissenting Shares) shall be deemed at any time after the Effective Time to represent only the right to receive, upon such surrender, the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement, together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d).

(d)           Treatment of Unexchanged Shares. No dividends or other distributions, if any, with a record date after the Effective Time with respect to Parent Common Stock, shall be paid to the holder of any unsurrendered share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii) until such holder shall surrender such share in accordance with this Section 2.3. After the surrender in accordance with this Section 2.3 of a share of Company Common Stock to be converted into cash and shares of Parent Common Stock pursuant to Section 2.1(a)(iii), the holder thereof shall be entitled to receive (in addition to the Merger Consideration payable to such holder pursuant to this Article II) any such dividends or other distributions, without any interest thereon, which theretofore had become payable with respect to the share of Parent Common Stock represented by such share of Company Common Stock.

(e)           No Further Ownership Rights in Company Common Stock. The shares of Parent Common Stock delivered and cash paid in accordance with the terms of this Article II upon conversion of any shares of Company Common Stock shall be deemed to have been delivered and paid in full satisfaction of all rights pertaining to such shares of Company Common Stock. From and after the Effective Time, (i) all holders of Certificates and Book-Entry Shares shall cease to have any rights as stockholders of the Company other than the right to receive the Merger Consideration into which the shares represented by such Certificates or Book-Entry Shares have been converted pursuant to this Agreement upon the surrender of such Certificate or Book-Entry Share in accordance with this Section 2.3 (together with any dividends or other distributions to which such Certificates or Book-Entry Shares become entitled in accordance with Section 2.3(d)), without interest and (ii) the stock transfer books of the Company shall be closed with respect to all shares of Company Common Stock outstanding immediately prior to the Effective Time. From and after the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of shares of Company Common Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, any Certificates or Book-Entry Shares formerly representing shares of Company Common Stock are presented to the Surviving Corporation, Parent or the Exchange Agent for any reason, such Certificates or Book-Entry Shares shall be cancelled and exchanged as provided in this Article II.

(f)            Investment of Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Parent; provided, however, that no such investment or loss thereon shall affect the amounts payable to holders of Company Common Stock pursuant to this Article II, and following any losses from any such investment, Parent shall promptly provide additional funds to the Exchange Agent for the benefit of the holders of shares of Company Common Stock at the Effective Time in the amount of such losses, which additional funds will be deemed to be part of the Exchange Fund, and such investments shall only be in short-term obligations of the United States of America with maturities of no more than 30 days or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations of issuers organized under the Laws of a state of the United States of America, rated A-1 or P-1 or better by Standard & Poor’s Corporation or Moody’s Investors Service, Inc., respectively. Parent shall cause the Exchange Fund to be (i) held for the benefit of the holders of the Company Common Stock and (ii) applied promptly to making the payments pursuant to Section 2.1. The Exchange Fund shall not be used for any purpose other than to fund payments pursuant to Section 2.1, except as expressly provided for in this Agreement. Any interest or other income resulting from such investments shall be paid to Parent, upon demand.

(g)           Termination of Exchange Fund. Any portion of the Exchange Fund (including any interest or other amounts received with respect thereto) that remains unclaimed by, or otherwise undistributed to, the holders of Certificates and Book-Entry Shares for 12 months after the Effective Time shall be delivered to Parent, upon demand, and any holder of Certificates or Book-Entry Shares who has not theretofore complied with this Article II shall thereafter look only to Parent or the Surviving Corporation (subject to applicable abandoned property, escheat or other similar Laws), as general creditors thereof, for satisfaction of its claim for Merger Consideration and any dividends and distributions which such holder has the right to receive pursuant to this Article II without any interest thereon.

(h)           No Liability. None of Parent, the Company, the Merger Subs or the Exchange Agent shall be liable to any person in respect of any portion of the Exchange Fund or the Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law. Notwithstanding any other provision of this Agreement, any portion of the Merger Consideration or the cash to be paid in accordance with this Article II that remains undistributed to the holders of Certificates and Book-Entry Shares as of the second anniversary of the Effective Time (or immediately prior to such earlier date on which the Merger Consideration or such cash would otherwise escheat to or become the property of any Governmental Entity), shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any person previously entitled thereto.

(i)            Withholding Rights. Each of the Surviving Corporation, Parent and the Exchange Agent (without duplication) shall be entitled to deduct and withhold (or cause to be deducted or withheld) from the consideration otherwise payable to any holder of a Certificate or a Book-Entry Share pursuant to this Agreement such amounts as may be required to be deducted and withheld with respect to the making of such payment under applicable Tax Law. Any amounts so deducted and withheld shall be paid over to the appropriate Taxing Authority and, to the extent such amounts are paid over to the appropriate Taxing Authority, shall be treated for all purposes of this Agreement as having been paid to the holder of the Certificate or Book-Entry Share in respect of which such deduction or withholding was made.

(j)            Lost Certificates. If any Certificate shall have been lost, stolen, mutilated or destroyed, upon the making of an affidavit of that fact, in form and substance reasonably satisfactory to Parent and the Exchange Agent, by the person claiming such Certificate to be lost, stolen, mutilated or destroyed and, if required by Parent or the Exchange Agent, the posting by such person of a bond in such amount as Parent or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against it or the Surviving Corporation with respect to such Certificate, the Exchange Agent (or, if subsequent to the termination of the Exchange Fund and subject to Section 2.3(g), Parent) shall deliver, in exchange for such lost, stolen, mutilated or destroyed Certificate, the Merger Consideration and any dividends and distributions deliverable in respect thereof pursuant to this Agreement.

Section 2.4          Treatment of Company Equity Awards.

(a)           Company RSUs. At the Effective Time, each award of Company RSUs that is outstanding immediately prior to the Effective Time other than awards of Director RSUs, shall be converted into an award covering that number of Parent restricted stock units of Parent Common Stock, rounded down to the nearest whole share, (“Converted RSUs”) equal to the product of (x) the number of shares of Company Common Stock subject to such award of Company RSUs (and, with respect to any Company RSUs that are subject to performance-vesting goals or metrics, the number of shares of Company Common Stock shall be determined based on the greater of the target or actual level of achievement of such goals or metrics immediately prior to the Effective Time, as determined by the Company Board or a committee thereof) and (y) the sum of (A) the Exchange Ratio, and (B) the quotient obtained by dividing (i) the Cash Consideration by (ii) the Parent Common Stock VWAP. Any Converted RSUs issued pursuant to this Section 2.4(a) shall be subject to the same terms and conditions as were applicable to such Company RSUs immediately prior to the Effective Time (including any applicable change of control or other accelerated vesting provisions, whether pursuant to an award agreement or any other agreement between the Company and any holder of any award of Company RSUs or pursuant to any other arrangement or plan applicable to any holder of an award of Company RSUs); provided that any Company RSUs, the vesting of which had been subject to performance goals or metrics prior to the Effective Time, shall cease to be subject to any such performance-vesting goals or metrics and shall, following the Effective Time, be subject solely to time- and service-based vesting.

(b)           Director RSUs. At the Effective Time, each Director RSU (whether or not vested) that is outstanding immediately prior to the Effective Time shall, automatically and without any required action on the part of the holder thereof, vest (if unvested) and be cancelled and converted into the right to receive the Merger Consideration in accordance with Section 2.1 as if such Director RSU had been settled in shares of Company Common Stock immediately prior to the Effective Time (the “Director RSU Consideration”). Parent shall cause the Surviving Corporation to pay to each holder of a Director RSU the Director RSU Consideration, less any applicable Taxes and without interest, within two Business Days following the Effective Time, subject to any delay required by the next sentence; provided that any such withholding Taxes required to be paid by or collected on behalf of such holder shall be satisfied by retaining a number of shares of Parent Common Stock having a fair market value (determined by reference to the closing price of a share of Parent Common Stock on the Closing Date) equal to the minimum statutory amount required to be withheld. Notwithstanding anything herein to the contrary, with respect to any Director RSU that constitutes nonqualified deferred compensation subject to Section 409A of the Code and that the Company determines prior to the Effective Time is not eligible to be terminated in accordance with Treasury Regulation Section 1.409A-3(j)(4)(ix)(B), such payment will be made at the earliest time permitted under the applicable Company Benefit Plan that will not trigger a Tax or penalty under Section 409A of the Code.

(c)           Involuntary Termination. Notwithstanding the vesting schedule and any other vesting conditions applicable to any Company RSUs or Converted RSUs, in the event that the employment of a Continuing Employee (other than any Continuing Employee that is a participant under the Company’s Change in Control Severance Plan (as amended, the “CIC Plan”) as of immediately prior to the Effective Time) (each such Continuing Employee, a “Covered Continuing Employee”) is terminated by the Company, Parent or their respective Subsidiaries without Cause (as defined in Section 2.4(c) of the Company Disclosure Letter) within the period beginning immediately following the Closing Date and ending on the date that is 12 months following the Closing Date (or, if earlier, December 31, 2022) (such termination, a “Qualifying Termination”), the vesting of each award of Converted RSUs resulting solely from a Company RSU that was outstanding and held by such Covered Continuing Employee as of the Original Agreement Date (and not any other Converted RSUs) will accelerate as to: (A) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2021, the sum of: (x) 100% of the total number of Converted RSUs that otherwise would have vested during calendar year 2021 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2021 (and reduced by the total number of Converted RSUs that vested in calendar year 2021 prior to such Qualifying Termination plus (y) 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022, or (B) if such Covered Continuing Employee’s Qualifying Termination occurs during calendar year 2022, 50% of the total number of Converted RSUs that otherwise would have vested during calendar year 2022 under the applicable vesting schedule in effect on the Closing had such Covered Continuing Employee remained employed with the Company, Parent or their respective Subsidiaries through the last applicable vesting date for such award in calendar year 2022 (and reduced by the total number of Converted RSUs that vested in calendar year 2022 prior to such Qualifying Termination). For the avoidance of doubt, this Section 2.4(c) shall not amend, modify, change or in any way limit any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(d)           Company and Parent Actions. The Company shall take all actions reasonably necessary or advisable to effect the transactions contemplated by this Section 2.4 under all Company equity plans or any other plan or arrangement of the Company, including delivering all required notices, obtaining all necessary consents, and making any determinations and/or resolutions of the Company Board or a committee thereof. At or prior to the Effective Time, Parent shall take all actions necessary to reserve for issuance a number of shares of Parent Common Stock in respect of each Converted RSU. As soon as practicable on or following the Effective Time, but no later than three Business Days following the Effective Time, Parent shall file a registration statement on Form S-8, Form S-3 or Form S-1 (or any successor or other appropriate form), as applicable, with respect to the shares of Parent Common Stock subject to each such award of Converted RSUs and shall maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as such awards remain outstanding.

(e)           ESPP. As soon as practicable following the Original Agreement Date, the Company Board or a committee thereof shall adopt resolutions to provide that each individual participating in an Offering (as defined in the ESPP) in progress on the Original Agreement Date shall not be permitted to (i) increase his or her payroll contribution rate pursuant to the ESPP from the rate in effect as of the Original Agreement Date or (ii) make separate non-payroll contributions to the ESPP on or following the Original Agreement Date, except as may be required by applicable Law. Prior to the Effective Time, the Company shall take all actions that may be necessary to, effective upon the consummation of the Merger, (A) cause any Offering that would otherwise be outstanding at the Effective Time to terminate no later than five days prior to the date on which the Effective Time occurs; (B) make any pro rata adjustments that may be necessary to reflect the shortened Offering, but otherwise treat any shortened Offering as a fully effective and completed Offering for all purposes pursuant to the ESPP; and (C) cause the exercise (as of no later than one Business Day prior to the date on which the Effective Time occurs) of each outstanding purchase right pursuant to the ESPP. On such exercise date, the Company shall apply the funds credited as of such date pursuant to the ESPP within each participant’s payroll withholding account to the purchase of whole shares of Company Common Stock in accordance with the terms of the ESPP. Immediately prior to and effective as of the Effective Time (but subject to the consummation of the Merger), the Company shall terminate the ESPP.

Section 2.5          Further Assurances. If at any time before or after the Effective Time, Parent or the Company reasonably believes or is advised that any further instruments, deeds, assignments or assurances are reasonably necessary or desirable to consummate the Merger and consistent with the terms and conditions of this Agreement, or to carry out the purposes and intent of this Agreement at or after the Effective Time, then Parent, the Merger Subs, the Company and the Surviving Corporation and their respective officers and directors shall execute and deliver all such proper instruments, deeds, assignments or assurances and do all other things reasonably necessary or desirable to consummate the Merger and to carry out the purposes and intent of this Agreement.

Article III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (x) as disclosed in the Company SEC Documents filed with or furnished to the SEC prior to the Original Agreement Date and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by the Company to Parent on the date of this Agreement (the “Company Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and the Merger Subs, as of the Original Agreement Date and as of the Closing Date (except to the extent expressly made as of a different date, in which case as of such date), as follows:

Section 3.1          Qualification, Organization, Subsidiaries.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)           Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Company Material Adverse Effect. Each of the Company and its Subsidiaries is duly qualified or licensed, and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Company Material Adverse Effect.

(c)           The Company has made available to Parent prior to the Original Agreement Date a true and complete copy of the Company Certificate and the Company Bylaws (collectively, the “Company Organizational Documents”), in each case, as amended through the Original Agreement Date.

Section 3.2          Capital Stock.

(a)           The authorized capital stock of the Company consists of 500,000,000 shares of common stock, par value $0.01 per share (the “Company Common Stock”), and no shares of preferred stock. As of January 14, 2021 (the “Company Capitalization Date”), (i) 24,447,453 shares of Company Common Stock were issued and outstanding and (ii) no shares of Company Common Stock were held in treasury. As of the Company Capitalization Date, 2,489,706 shares of Company Common Stock were reserved for issuance under Company equity plans (other than the ESPP), of which amount (A) 445,756 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs (other than performance-based awards and Director RSUs), (B) 157,647 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “target”), (C) 315,294 shares of Company Common Stock are issuable upon the settlement of outstanding Company RSUs that are performance-based awards (assuming performance is achieved at “maximum”), and (D) 15,786 shares of Company Common Stock are issuable upon the settlement of outstanding Director RSUs. As of the Company Capitalization Date, 87,192 shares of Company Common Stock were reserved for issuance under the ESPP, and an aggregate of $2,263,159 was contributed by participants in the ESPP during the Offering that is currently outstanding under the ESPP.

(b)           All outstanding shares of Company Common Stock are, and all shares of Company Common Stock reserved for issuance with respect to Company RSUs, when issued in accordance with the respective terms thereof, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights. All outstanding equity securities of the Company and its Subsidiaries, where applicable, are duly authorized, validly issued, fully paid and, in the case of any such Subsidiary which is a corporation, nonassessable and free of preemptive rights.

(c)           Except as set forth in Section 3.2(a) (and other than the shares of Company Common Stock issued since the Company Capitalization Date pursuant to the terms of outstanding Company RSUs or pursuant to purchases under the ESPP), there are no outstanding shares of capital stock or other equity interests in the Company or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Company or any of its Subsidiaries is a party (i) obligating the Company or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Company Common Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Company or its Subsidiaries. No Subsidiary of the Company owns any shares of capital stock of the Company.

(d)           The Company or one of its direct or indirect wholly owned Subsidiaries owns all of the outstanding shares of capital stock or other equity interests of all Subsidiaries of the Company.

Section 3.3          Corporate Authority Relative to this Agreement; No Violation.

(a)           The Company has the requisite corporate power and authority to enter into the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), and, subject to receipt of approval of this Agreement by holders of at least a majority of the outstanding shares of Company Common Stock (the “Company Stockholder Approval”), and the occurrence of the shareholder advisory vote contemplated by Rule 14a-21(c) under the Exchange Act, regardless of the outcome of such vote (the “Company Stockholder Advisory Vote”), to consummate the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The execution and delivery by the Company of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) have been or shall be duly and validly authorized by the Company Board and, except for the Company Stockholder Approval (and the occurrence of the Company Stockholder Advisory Vote) and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of the Company or vote of the Company’s securityholders are necessary to authorize the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The Company Board has unanimously (i) resolved to recommend that the Company’s stockholders adopt the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) (the “Company Recommendation”), (ii) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are advisable to, and in the best interests of, the Company and its stockholders, (iii) approved the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger, and (iv) resolved that the adoption of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) be submitted to a vote at a meeting of the Company’s stockholders. The Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) has been duly and validly executed and delivered by the Company and, assuming the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) constitutes the legal, valid and binding agreement of the counterparties thereto, constitutes a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except as such enforcement may be subject to the limitation of such enforcement by (A) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (B) the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”).

(b)           Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, (iii) the U.S. Securities Act of 1933, as amended, and the rules promulgated thereunder (the “Securities Act”), (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter, and (vii) the Company Stockholder Approval (collectively, the “Company Approvals”), and, subject to the accuracy of the representations and warranties of Parent and the Merger Subs in Section 4.3(c), no other authorization, consent, order, license, Permit or approval (“Consent”) of, or registration, declaration, notice or filing (“Filing”) with, any United States, state of the United States or local, foreign or multi-national governmental or regulatory agency, commission, court or authority (each, a “Governmental Entity”) is necessary, under applicable Law, for the consummation by the Company of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)                The execution and delivery by the Company of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) does not, and (assuming the Company Approvals are obtained and the Company Credit Agreement is terminated and repaid in full prior to the Effective Time) the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and compliance with the provisions thereof and hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Company or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Company Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Company or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any liens, claims, mortgages, encumbrances, pledges, security interests, equities or charges of any kind (excluding, in each case, transfer restrictions of general applicability pursuant to any securities Laws) (each, a “Lien”) other than Permitted Liens (provided that no Lien shall be deemed created by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)), in each case, upon any of the properties or assets of the Company or any of its Subsidiaries, except for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellations, accelerations or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of the Company or any of its Subsidiaries, (iii) subject to obtaining the Consents set forth in Section 3.3(c)(iii) of the Company Disclosure Letter, violate, conflict with, or result in the breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or result in the termination of, or accelerate the performance required by, or result in a right of termination or acceleration under, or result in the loss of any material benefit or the imposition of any material liability under, any Company Material Contract, or (iv) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.4               Reports and Financial Statements.

(a)             The Company and each of its Subsidiaries has filed or furnished all forms, documents and reports required to be filed or furnished prior to the Original Agreement Date by it with the U.S. Securities and Exchange Commission (the “SEC” and all such forms, documents and reports, the “Company SEC Documents”) since January 1, 2018. As of their respective dates or, if amended, as of the date of the last such amendment, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Company SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of the Company’s Subsidiaries are, or at any time since January 1, 2018 have been, required to file any forms, reports or other documents with the SEC.

(b)             The consolidated financial statements (including all related notes and schedules) of the Company included in the Company SEC Documents (the “Company Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto, or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c)             As of the Original Agreement Date, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by the Company relating to the Company SEC Documents. As of the Original Agreement Date, none of the Company SEC Documents is, to the knowledge of the Company, the subject of ongoing SEC review.

(d)             Neither the Company nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of its Subsidiaries in the Company Financial Statements or other Company SEC Documents.

Section 3.5               Absence of Certain Changes or Events.

(a)             From January 1, 2020, through the Original Agreement Date, except for the Original Agreement and the transactions contemplated thereby, the businesses of each of the Company and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of the Company or any Subsidiary of the Company has undertaken any action that, if taken, during the period from the Original Agreement Date to the Effective Time, would constitute a breach of clauses (i) through (vi), (ix), (x) or (xv) (solely as it relates to clauses (i) through (vi), (ix), or (x)) of Section 5.1(b).

(b)            Since January 1, 2020, through the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6               Internal Controls and Procedures. The Company has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. The Company’s management has completed an assessment of the effectiveness of the Company’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended October 3, 2020, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date, management of the Company has disclosed to the Company’s auditors and the audit committee of the Company Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting, in each case, that was disclosed to the Company’s auditors or the audit committee of the Company Board in connection with its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date. The Company maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on its financial statements.

Section 3.7               No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Company Financial Statements (or in the notes thereto) filed and publicly available prior to the Original Agreement Date, (ii) liabilities or obligations arising under or in accordance with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), (iii) liabilities or obligations incurred in the Ordinary Course of Business since October 4, 2020, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.8               Compliance with Law; Permits.

(a)             The Company and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Since January 1, 2018, neither the Company nor any of its Subsidiaries has received any written notice or, to the knowledge of the Company, other communication from any Governmental Entity regarding any violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)             The Company and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Company Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Company Permits”), except where the failure to possess or file the Company Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all Company Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. The Company and each of its Subsidiaries is in material compliance with the terms and requirements of all Company Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) the Company and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Laws relating to privacy, data protection or information security regarding Personal Data (collectively, “Data Privacy Laws”); (ii) neither the Company nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by the Company, any of its Subsidiaries or, to the knowledge of the Company, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of the Company or any of its Subsidiaries (“Company Data Processors”), nor has the Company or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of the Company, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of the Company or its Subsidiaries; (iv) the Company and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to all Company Data Processors to obligate such persons to comply in material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) complies with all Laws relating to privacy, data protection or information security regarding Personal Data (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and the Company’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 3.9               Environmental Matters. The Company and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by the Company and each of its Subsidiaries of all Company Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that the Company or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Company Material Adverse Effect. To the knowledge of the Company, there has been no release of any Hazardous Materials by the Company or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by the Company or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by the Company or any of its Subsidiaries and, in each case, for which the Company or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither the Company nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. The Company has delivered or made available to Parent all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which the Company may reasonably be expected to have any material liability with respect to the Company and its Subsidiaries’ business and operations, including any such documents relating to the Company Owned Real Property and the Company Leased Real Property. The representations and warranties set forth in this Section 3.9, Section 3.3(b), Section 3.4, Section 3.5, Section 3.7 and Section 3.19 are the Company’s sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 3.10            Employee Benefit Plans.

(a)             Section 3.10(a) of the Company Disclosure Letter lists each material Company Benefit Plan. With respect to each material Company Benefit Plan, to the extent applicable, correct and complete copies of the following have been delivered or made available to Parent by the Company: (i) the Company Benefit Plan, if written (including all material amendments thereto), (ii) a written summary, if the Company Benefit Plan is not in writing, (iii) all related trust documents, (iv) all insurance contracts or other funding arrangements, (v) the most recent annual reports (Form 5500) filed with the IRS, (vi) the most recent determination, opinion or advisory letter from the IRS, (vii) the most recent summary plan description and any summary of material modifications thereto, and (viii) the most recent audited financial statement and/or actuarial valuation.

(b)             Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to the Company and its Subsidiaries, (i) each Company Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Company Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Company Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the books and records of the Company in accordance with GAAP. As of the Original Agreement Date, there are no pending claims or claims threatened in writing (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(c)             Each Company Benefit Plan and related trust that is intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or opinion letter, or has pending or has time remaining in which to file, an application for such determination from the IRS, and, to the knowledge of the Company, there is no reason why any such determination letter should be revoked or not be issued or reissued.

(d)             With respect to any Company Benefit Plan subject to Title IV of ERISA to which the Company, its Subsidiaries or any of their respective ERISA Affiliates has any liability or contributes: (i) since January 1, 2016, no such Company Benefit Plan has been terminated so as to result or reasonably be likely to result, directly or indirectly, in a material liability to the Company or any of its ERISA Affiliates under Title IV of ERISA; (ii) no proceeding has been initiated by the Pension Benefit Guaranty Corporation to terminate any such Company Benefit Plan or to appoint a trustee for any such Company Benefit Plan; (iii) if any such Company Benefit Plan were to be terminated as of the Closing Date or if any person were to withdraw from such Company Benefit Plan, none of the Company or any of its ERISA Affiliates would incur, directly or indirectly, any material liabilities under Title IV of ERISA; (iv) no “reportable event” (as defined in Section 4043 of ERISA) for which notice has not been waived has occurred with respect to any such Company Benefit Plan within the past 12 months that, individually or in the aggregate, would result in material liabilities to the Company and any of its Subsidiaries, taken as a whole; and (v) satisfies the minimum funding standards of Section 302 of ERISA and Section 412 of the Code, whether or not waived, and none of the Company or any of its ERISA Affiliates has provided, or is required to provide, security to any Company Benefit Plan pursuant to Section 401(a)(29) of the Code.

(e)             Neither the Company, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(f)             The execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of the Company or any of its Subsidiaries to severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer, (iii) trigger any funding obligation under any Company Benefit Plan, or (iv) result in any payment to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code).

(g)              No Company Benefit Plan provides for, and neither the Company nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(h)             Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to the Company or its Subsidiaries, each Company Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 3.11            Labor and Employment Matters.

(a)             Section 3.11(a) of the Company Disclosure Letter sets forth a list of all local collective bargaining agreements, excluding any national, industry or sector-level collective bargaining agreements, to which the Company or any of its Subsidiaries is a party. No strike, material work slowdown, work stoppage, or unfair labor practice against the Company or any of its Subsidiaries is pending, or to knowledge of the Company, threatened. To the knowledge of the Company, no activities or proceedings of any labor union to organize any employees of the Company or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of the Company or any of its Subsidiaries in connection with their employment with the Company or any of its Subsidiaries.

(b)              Except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, the Company and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of the Company and its Subsidiaries.

(c)             As of the Original Agreement Date, except as has not had, and would not reasonably be expected to have, a Company Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of the Company or any of its Subsidiaries or, to the Company’s knowledge, threatened against the Company or any of its Subsidiaries and (ii) to the Company’s knowledge, no complaints or charges relating to employment practices or actions of the Company or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to the Company or any of its Subsidiaries.

(d)             To the knowledge of the Company, neither the Company nor any of its Subsidiaries is party to a settlement agreement with any employee of the Company or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of the Company, no material allegations of sexual harassment are pending against any employee of the Company or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 3.12            Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of the Company, threatened) against or affecting the Company or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against the Company or any of its Subsidiaries.

Section 3.13            Information Supplied. The information supplied or to be supplied by the Company for inclusion in the registration statement on Form S-4 to be filed by Parent in connection with the Share Issuance (the “Form S-4”) shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by the Company for inclusion in the joint proxy statement/prospectus included in the Form S-4 (the “Joint Proxy Statement/Prospectus”) will not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by the Company with respect to statements made therein based on information supplied by Parent or its Representatives in writing expressly for inclusion therein.

Section 3.14            Anti-Bribery.

(a)             Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of the Company, agents or other persons acting on behalf of the Company or any of its Subsidiaries or controlled Affiliates), has taken any action in violation of the Foreign Corrupt Practices Act of 1977, as amended, and any rules or regulations promulgated thereunder, the U.K. Bribery Act 2010, or any other applicable Laws regarding anti-corruption or anti-bribery (collectively, “Anti-Corruption Laws”).

(b)             Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, neither the Company nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of the Company, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving the Company, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws, nor is there any basis therefor. The Company and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure the Company, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 3.14, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 3.15            Exports & Sanctions. Other than as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2016, the Company and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where the Company and its Subsidiaries conduct business.

Section 3.16            Tax Matters.

(a)            Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) the Company and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Company or any of its Subsidiaries, (vi) no claim has been made in writing or, to the Company’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns of a certain type that the Company or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of the Company or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither the Company nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is the Company or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than the Company or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither the Company nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of the Company or any of its Subsidiaries following the Closing.

(b)             None of the Company or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c)             None of the Company or any of its Subsidiaries has been a “controlled corporation” or a “distributing corporation” in any distribution that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) occurring during the two-year period ending on the Original Agreement Date or that otherwise constitutes part of a “plan” or “series of related transactions” within the meaning of Section 355(e) of the Code in conjunction with the Merger.

(d)              Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 3.16, Section 3.4, Section 3.5 (to the extent relating to Taxes), and Section 3.10 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of the Company with respect to Taxes.

Section 3.17            Real Property.

(a)             Except as would not reasonably be expected to have a Company Material Adverse Effect: (i) either the Company or a Subsidiary of the Company has good and valid title, subject to Permitted Liens, to each material Real Property owned by the Company or any Subsidiary of the Company (such owned property collectively, the “Company Owned Real Property”); and (ii) either the Company or a Subsidiary of the Company has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which the Company or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Company Leased Real Property” and such leases, subleases and other agreements, collectively, the “Company Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Company Material Adverse Effect, each Company Real Property Lease and each Company Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Company Material Adverse Effect, no uncured default on the part of the Company or, if applicable, its Subsidiary or, to the knowledge of the Company, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Company Real Property Lease or Company Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Company Real Property Lease or Company Sublease.

(b)             Except as would not reasonably be expected to have a Company Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Company Owned Real Property or the Company Leased Real Property (collectively, the “Company Subleases,” and the Real Property subject to a Company Sublease, the “Company Subleased Real Property”) that would reasonably be expected to adversely affect the existing use of such Company Owned Real Property or Company Leased Real Property by the Company or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Company Owned Real Property or any portion thereof or interest therein.

(c)             Section 3.17(c) of the Company Disclosure Letter sets forth a true, correct and complete list of (i) each Company Owned Real Property, including the address thereof and the identity of the Company or its Subsidiary that owns such property, and (ii) each Company Leased Real Property and Company Subleased Real Property, including the address thereof and the identity of the Company or its Subsidiary that is a party to the applicable Company Real Property Lease or Company Sublease with respect to such property.

Section 3.18            Insurance. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date, to the Company’s knowledge (a) all insurance policies held by the Company or any of its Subsidiaries for the benefit of the Company or any of its Subsidiaries as of the Original Agreement Date (each, a “Company Insurance Policy”) are in full force and effect and provide insurance in such amounts and against such risks as the Company has determined to be prudent, taking into account the industries in which the Company and its Subsidiaries operate, (b) all premiums due and payable in respect of such insurance policies have been timely paid, (c) neither the Company nor any of its Subsidiaries has reached or exceeded its policy limits for any such insurance policies, (d) neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any Company Insurance Policy, (e) neither the Company nor any of its Subsidiaries is in breach or default under any Company Insurance Policy, and (f) there is no claim by the Company or any of its Subsidiaries pending under any Company Insurance Policy as to which coverage has been denied.

Section 3.19            Material Contracts.

(a)             Except for the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the Company Benefit Plans, the Company Real Property Leases, the Company Subleases and agreements filed as exhibits to the Company SEC Documents (including those that are filed with the SEC at any time prior to the Original Agreement Date and incorporated by reference thereto), as of the Original Agreement Date, neither the Company nor any of its Subsidiaries is a party to or bound by:

(i)            any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii)           any Contract with any Top Company Customer or Top Company Vendor pursuant to which material payments are to be made or received by the Company or any of its Subsidiaries or material obligations of the Company or any of its Subsidiaries will remain outstanding after the Original Agreement Date, other than with respect to commercial product Warranties on customary terms;

(iii)          any Contract under which the Company or any of its Subsidiaries has continuing indemnification, earnout or similar obligations to or by any third person which are material to the Company and its Subsidiaries, taken as a whole, other than those entered into on customary terms in connection with the distribution, sale or license of the Company’s products in the Ordinary Course of Business and other than any such Contracts that may be cancelled without liability to the Company or its Subsidiaries upon notice of 90 days or less;

(iv)           any Contract concerning the acquisition or divestiture of any entity or any business (or all or substantially all of the assets of any entity or any business), or any investment in, or acquisition or divestiture of any security of, any entity, by the Company or any of its Subsidiaries under which the Company or any of its Subsidiaries has any material continuing obligations;

(v)            any Contract for capital expenditures involving payments of more than $4,000,000 individually or $8,000,000 in the aggregate, by or on behalf of the Company or any of its Subsidiaries, for which reserves have not already been established in the financial statements of the Company and its Subsidiaries;

(vi)           any Contract which is material to the operations of the Company and its Subsidiaries, taken as a whole, involving a joint venture or strategic alliance or partnership agreement or other sharing of profits or losses with any person;

(vii)         any Contract relating to indebtedness for borrowed money in an amount in excess of $5,000,000 individually;

(viii)       any Contract with any Top Company Customer or Top Company Vendor containing any, or, to the knowledge of the Company, any other material Contract containing any material, covenants, commitments, or other obligations by the Company or any of its Subsidiaries (A) not to compete with any person in a line of business or activity, (B) not to engage in any line of business or activity in any geographic location in a line of business, activity or geographic location, (C) granting any exclusive rights to any third party, (D) including “take or pay,” “sole source” or “requirements” obligations, (E) granting any “most favored pricing” or similar terms to any third party, or (F) otherwise prohibiting or limiting the right of the Company or its Subsidiaries to sell, distribute or manufacture any products or services or to purchase or otherwise obtain any software, components, parts or subassemblies, in each case, other than any such Contracts (x) that may be cancelled without material liability to the Company or any of its Subsidiaries upon notice of 180 days or less, or (y) which are not material to the Company and its Subsidiaries, taken as a whole;

(ix)         any Contract disclosed or required to be disclosed on Section 3.20(g) of the Company Disclosure Letter;

(x)          any Order or settlement or conciliation agreement entered into since January 1, 2018, other than (A) releases immaterial in nature and amount entered into with former employees or independent contractors of the Company in the Ordinary Course of Business or (B) settlement agreements which would not require the Company to pay consideration in excess of $2,000,000;

(xi)         any Contract evidencing an outstanding loan, advance or investment by the Company or any of its Subsidiaries to or in, any person (other than the Company or any other Subsidiary of the Company) of more than $5,000,000 in the aggregate (excluding trade receivables and advances to employees for normally incurred business expenses, each arising in the Ordinary Course of Business);

(xii)        each Material Government Contract (excluding any Government Contracts with universities or similar institutions on customary and reasonable terms); and

(xiii)       any Contract not described above and pursuant to which the Company or any of its Subsidiaries has paid or received payments in excess of $5,000,000 in the most recent fiscal year, or is obligated to pay or entitled to receive payments in excess of $5,000,000 in the 12-month period following the Original Agreement Date, in each case, other than (A) Contracts solely between the Company and a wholly owned (direct or indirect) Subsidiary of the Company or solely between wholly owned (direct or indirect) Subsidiaries of the Company, (B) Contracts with customers, suppliers, vendors, or third-party service providers entered into in the Ordinary Course of Business on reasonable terms or (C) Government Contracts.

Each contract of any of the types referred to in clauses (i) through (xiii) above in existence as of the Original Agreement Date is referred to herein as a “Company Material Contract.”

(b)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) neither the Company nor any Subsidiary of the Company is in breach of or default under the terms of any Company Material Contract and, to the knowledge of the Company, no other party to any Company Material Contract is in breach of or default under the terms of any Company Material Contract, and (ii) each Company Material Contract is a valid and binding obligation of the Company or the Subsidiary of the Company that is party thereto and, to the knowledge of the Company, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.20            Intellectual Property.

(a)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by the Company and its Subsidiaries (“Company Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of the Company or any of its Subsidiaries are subsisting and, to the knowledge of the Company, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of the Company and its Subsidiaries as currently conducted.

(b)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date (i) the conduct of the business of the Company and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the Original Agreement Date, the Company has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the Original Agreement Date, there is no and has not been any legal proceeding brought by a third party against the Company or any of its Subsidiaries (or against another person who has sought indemnification from the Company or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by the Company, its Subsidiaries, any of its or their current products or services, or other operation of the Company’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the Original Agreement Date, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Company Owned IP.

(c)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, as of the Original Agreement Date, to the knowledge of the Company, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries have, since January 1, 2018 through the Original Agreement Date, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Company Owned IP, that is outstanding and unresolved as of the Original Agreement Date.

(d)             The Company and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of the Company or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) to the knowledge of the Company, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of the Company or its Subsidiaries have published, provided or disclosed, nor are the Company or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Company Owned IP, including through or in connection with any agreement requiring the Company or any of its Subsidiaries to place any software source code in escrow.

(e)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries have received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by the Company or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Company Owned IP other than substantially the same standard commercial rights as are granted by the Company to commercial end users in the Ordinary Course of Business.

(f)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the Company or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates the Company or any of its Subsidiaries to grant or offer to any other person any license or other right to any Company Owned IP.

(g)             Section 3.20(g)(i) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which a third person has licensed to the Company or its Subsidiary any material Intellectual Property, excluding any Immaterial License or licenses for open source software, licenses to commercially available off-the-shelf software or commercially available technology (including IP blocks) used in the general operation of the business and granted for an annual aggregate fee of less than $5,000,000. Section 3.20(g)(ii) of the Company Disclosure Letter sets forth a complete list of all Contracts pursuant to which the Company or its Subsidiaries have licensed to any third party any material Company Owned IP, excluding Immaterial Licenses.

(h)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, or as set forth in Section 3.20(h) of the Company Disclosure Letter, neither the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and such other agreements, documents and instruments to be executed and delivered after the Original Agreement Date, nor the consummation of the transactions contemplated hereby or thereby will: (i) violate or result in the breach, cancellation, termination or suspension of, or acceleration of any payments under any Contract set forth in Section 3.20(g) of the Company Disclosure Letter; (ii) result in the Company or its Subsidiaries transferring any material Company Owned IP to any third party or granting to any third party any rights or licenses to any material Company Owned IP; or (iii) the imposition of any Lien (other than Permitted Liens) on any Company Owned IP. None of the Company or its Subsidiaries is a party to any Contract pursuant to which, as a result of the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and such other agreements, documents and instruments as are to be executed and delivered after the Original Agreement Date in connection with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), or the consummation of the transactions contemplated hereby or thereby, will result in Parent or any of its Subsidiaries being (A) required to grant any Top Company Customer or any Top Company Vendor any rights to, licenses to or under, or immunities to (including any covenant not to sue relating to) any of Parent’s or any of its Subsidiaries’ material Intellectual Property, (B) bound by, or subject to, any material noncompetition, non-solicitation, exclusivity or other material restriction on the operation or scope of their respective business, or (C) obligated to pay any material incremental royalties or other material amounts, offer any material incremental discounts or being bound by any “most favored pricing” terms to any third party.

(i)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have not taken any action with respect to open source software that has required the Company or any of its Subsidiaries under any applicable open source license, to (i) grant to any other person any license under any patent included in the Company Owned IP, or (ii) license, disclose, or distribute any material software included in the Company Owned IP in source code form, for the purpose of preparing derivative works, or for little or no fee.

(j)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the information technology systems (“IT Systems”) used by the Company and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of the Company and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of the Company and its Subsidiaries as conducted in the 12 months prior to the Original Agreement Date. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) the Company and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) the Company and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by the Company or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of the Company or its Subsidiaries or (B) to the knowledge of the Company, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of the Company or its Subsidiaries.

(k)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against the Company or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of the Company. “Warranties” shall mean all obligations to service, repair (including to provide fixes to program errors), replace, credit, refund and other obligations based upon or arising out of express or implied warranties made or deemed made in connection with the provision, license or sale of products.

Section 3.21            Customers; Vendors.

(a)              Section 3.21(a) of the Company Disclosure Letter sets forth a list of the Top Company Customers. As of the Original Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Customer that such Top Company Customer shall not continue as a customer of the Company and its Subsidiaries or that such Top Company Customer intends to terminate, not renew or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

(b)             Section 3.21(b) of the Company Disclosure Letter sets forth a list of the Top Company Vendors. As of the Original Agreement Date, neither the Company nor any of its Subsidiaries has received any written notice from any Top Company Vendor that such Top Company Vendor shall not continue as a supplier, vendor, or third-party service provider to the Company and its Subsidiaries or that such Top Company Vendor intends to terminate, not renew, or materially amend existing Contracts with the Company or any of its Subsidiaries or otherwise materially modify its business relationship with the Company and its Subsidiaries, except as would not be material and adverse to the Company and its Subsidiaries, taken as a whole.

Section 3.22            Government Contracts.

(a)             The Company has delivered or made available to Parent prior to the Original Agreement Date complete and correct copies of each Material Government Contract.

(b)             Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect:

(i)             None of the Company or any of its Subsidiaries is in breach of or default under the terms of any Material Government Contract;

(ii)            To the knowledge of the Company, each Material Government Contract was legally awarded and is binding on the parties thereto;

(iii)          To the knowledge of the Company, no Material Government Contract is subject to termination solely based on the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) due to any change in status or prohibition on any change of control provision set forth in such Material Government Contract;

(iv)           The representations, certifications and warranties made by the Company and its Subsidiaries with respect to Material Government Contracts were accurate as of their effective dates;

(v)            None of the Company or any of its Subsidiaries has received any written show cause, cure, deficiency, default, termination for convenience, bid protest, offset, disallowed, disputes or similar notice relating to any current Material Government Contract; and

(vi)          To the knowledge of the Company, no event, condition or omission has occurred or currently exists including any prohibitions on contracting with debarred, suspended or ineligible persons that would constitute grounds for termination of any Material Government Contract.

(c)             The Company and its Subsidiaries possess all facility security clearances and personnel security clearances necessary to conduct the business as it is currently being conducted as of the Original Agreement Date in all material respects and the Company and its Subsidiaries are in compliance in all material respects with the requirements applicable to the facility security clearances, including those set forth in the National Industrial Security Program Operating Manual and the provisions of all applicable DD254 forms. The Company has no knowledge of any pending revocation of any facility clearance of the Company or any Subsidiary of the Company or any pending revocation of any personnel security clearance of any employee of the Company or any Subsidiary.

(d)             (i) None of the Company or its Subsidiaries, nor, to the knowledge of the Company, any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any U.S. Government Contract. (ii) To the knowledge of the Company, none of the Company or its Subsidiaries, nor any of their current respective directors, officers or employees in connection with the performance of the duties for, or on behalf of, the Company or any of its Subsidiaries, is currently debarred, suspended or otherwise excluded from bidding on or participating in the award of any non-U.S. Government Contract (except where such exclusion is related to the application of local bidding rules applicable to all bidders similarly situated to the Company or its Subsidiaries).

(e)             Since January 1, 2018, none of the Company or its Subsidiaries has undergone or is currently undergoing any internal or external regulatory audit, review, inspection, investigation, survey, or examination of records relating to any Government Contracts, other than in the ordinary course of business.

Section 3.23            Finders or Brokers. Except for BofA Securities, Inc. ( “BofA”) and Credit Suisse Securities (USA) LLC (“Credit Suisse” and, together with BofA, the “Company Financial Advisors”), neither the Company nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) who would be entitled to any fee or any commission in connection with or upon consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement).

Section 3.24            Opinion of Financial Advisors. The Company Board has received, as of the date of this Agreement, the opinion of each of the Company Financial Advisors to the effect that, as of the date thereof and on the basis of and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof as set forth in such opinion, the Merger Consideration to be received by the holders of Company Common Stock (other than the holders of any Cancelled Shares or Dissenting Shares) in the Merger pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of each said written opinion to Parent solely for informational purposes. The Company and Parent have been authorized by each of the Company Financial Advisors to permit the inclusion of such written opinion of the applicable Company Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by the applicable Company Financial Advisor.

Section 3.25            Takeover Laws. Assuming the accuracy of the representation contained in Section 4.19, the Company Board has taken all action necessary to render inapplicable to the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the transactions contemplated thereby and hereby all applicable Takeover Laws (including Section 203 of the DGCL (“DGCL 203”)) and any similar provisions in the Company Certificate or the Company Bylaws. Assuming the accuracy of the representations and warranties contained in Section 4.19, as of the Original Agreement Date, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 3.26            Affiliate Transactions. To the knowledge of the Company, no officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of the Company or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, the Company or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with the Company or its Subsidiaries, except in each case for compensation and benefits payable under any Company Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Company SEC Documents, there are no Contracts between the Company or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of the Company or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 3.27            No Additional Representations. Except for the representations and warranties contained in Article IV or in any certificates delivered by Parent in connection with the Merger, the Company acknowledges that neither Parent nor the Merger Subs nor any person on behalf of Parent or the Merger Subs makes, and none of the Company or any person acting on behalf of the Company, has relied or is relying upon, any other express or implied representation or warranty with respect to Parent or the Merger Subs or any of their respective Subsidiaries or with respect to any other information provided or made available to the Company in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article IV, neither Parent, the Merger Subs nor any other person will have or be subject to any liability or obligation to the Company or any other person resulting from the distribution or failure to distribute to the Company, or the Company’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to the Company or any other person for purposes of, or in expectation of, the Merger and the other transactions contemplated by this Agreement.

Article IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND THE MERGER SUBS

Except (x) as disclosed in the Parent SEC Documents filed with or furnished to the SEC prior to the Original Agreement Date and after January 1, 2019 (excluding any risk factor or forward-looking disclosures contained in such documents under the heading “Risk Factors,” and any disclosure of risks included in any “forward-looking statements” disclaimer, or other statements that are similarly nonspecific or predictive, cautionary, or forward-looking) or (y) as set forth in the disclosure letter delivered by Parent to the Company on the Original Agreement Date (the “Parent Disclosure Letter”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein and such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure), Parent and the Merger Subs represent and warrant to the Company, as of the Original Agreement Date and as of the Closing Date (except to the extent expressly made as of a different date, in which case as of such date), as follows:

Section 4.1               Qualification, Organization, Subsidiaries.

(a)                Each of Parent and the Merger Subs (i) is a corporation duly incorporated or limited liability company duly formed, validly existing and in good standing under the Laws of the State of Delaware and (ii) has all requisite corporate or limited liability company power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted.

(b)                Each of Parent’s Subsidiaries is a legal entity duly organized, validly existing and in good standing under the Laws of its respective jurisdiction of organization (to the extent the “good standing” concept is applicable in the case of any jurisdiction outside the United States) and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority or be in good standing would not reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and its Subsidiaries is duly qualified or licensed and has all necessary governmental approvals, to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such approvals, qualification or licensing necessary (to the extent the “qualification to do business” or “good standing” concept is applicable in the case of any jurisdiction outside the United States), except where the failure to be so duly approved, qualified or licensed and in good standing would not reasonably be expected to have a Parent Material Adverse Effect.

(c)                Parent has made available to the Company, prior to the Original Agreement Date, a true and complete copy of its certificate of incorporation and bylaws (collectively, the “Parent Organizational Documents”), in each case, as amended through the Original Agreement Date.

Section 4.2               Capital Stock.

(a)                The authorized capital stock of Parent consists of 990,000,000 shares of common stock, par value $0.001 per share (the “Parent Common Stock”), and 10,000,000 shares of preferred stock, par value $0.001 per share (“Parent Preferred Stock”). As of January 14, 2021 (the “Parent Capitalization Date”), (i) 75,717,608 shares of Parent Common Stock were issued and outstanding, (ii) no shares of Parent Common Stock were held in treasury, and (iii) no shares of Parent Preferred Stock were issued or outstanding. As of the Parent Capitalization Date, 11,500,000 shares of Parent Common Stock were reserved for issuance under Parent equity plans, of which amount (A) 3,039 shares of Parent Common Stock are issuable upon the exercise of options to purchase or acquire shares of Parent Common Stock (each a “Parent Option”), (B) $0 is payable upon settlement of cash-settled Parent stock appreciation rights, (C) 2,524,063 shares of Parent Common Stock are issuable upon the settlement of outstanding Parent RSUs (with respect to performance-based awards, assuming performance is achieved at “target”), and (D) no shares of Parent Common Stock are subject to restricted share awards (with respect to performance-based awards, assuming performance is achieved at “target”).

(b)                All outstanding shares of Parent Common Stock are, and all shares of Parent Common Stock to be issued or reserved for issuance in connection with the Merger, when issued in accordance with the terms of this Agreement, will be, duly authorized, validly issued, fully paid and nonassessable and free of preemptive rights.

(c)                Except as set forth in Section 4.2(a) (and other than shares of Parent Common Stock issued since the Parent Capitalization Date pursuant to the terms of outstanding Parent stock awards), as of the Original Agreement Date, there are no outstanding shares of capital stock or other equity interests in Parent or subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any shares of capital stock or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such shares or equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such shares of capital stock or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary, or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Stock or Parent Preferred Stock, or (ii) granting any preemptive or antidilutive or similar rights with respect to any security issued by Parent or its Subsidiaries.

Section 4.3               Corporate Authority Relative to this Agreement; No Violation.

(a)                Each of Parent and the Merger Subs has the requisite corporate power and authority to enter into the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and, subject to receipt of approval of the Share Issuance by the affirmative vote of a majority of votes cast by holders of Parent Common Stock (the “Parent Stockholder Approval”) present at a meeting of Parent’s stockholders (the “Parent Stockholders’ Meeting”), to consummate the transactions contemplated hereby and thereby, including the Merger. The execution and delivery by Parent and the Merger Subs of this Agreement and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) have been duly and validly authorized by the boards of directors (or equivalent) of each of Parent and the Merger Subs, and except for the Parent Stockholder Approval and the filing of the Certificate of Merger with the Secretary of State of Delaware, no other corporate proceedings on the part of either Parent or the Merger Subs or vote of Parent’s securityholders are necessary to authorize the consummation of the Merger and the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement). The Parent Board has unanimously (i) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are in the best interests of Parent and its stockholders, (ii) approved the execution, delivery and performance by Parent of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) (including the Share Issuance), and (iii) resolved to recommend the approval by its stockholders of the Share Issuance and submit the Share Issuance to the stockholders of Parent for approval (the “Parent Recommendation”). The Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) has been duly and validly executed and delivered by each of Parent and the Merger Subs, and assuming the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)constitutes the legal, valid and binding agreement of the Company, constitutes the legal, valid and binding agreement of Parent or the Merger Subs, as the case may be, enforceable against each of them, in accordance with their terms, except as such enforcement may be subject to the Remedies Exceptions.

(b)                The board of directors (or equivalent) of each of the Merger Subs has unanimously (i) determined that the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the Merger are in its and its sole stockholder’s or sole member’s, as applicable, best interests, (ii) approved the execution, delivery and performance by it of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and (iii) recommended the adoption of this Agreement by its sole stockholder or sole member. Parent, as the sole stockholder of Merger Sub I and the sole member of Merger Sub II, has approved the execution, delivery and performance by the Merger Subs of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), including the Merger, upon the terms and subject to the conditions contained therein and herein, and has adopted the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement).

(c)                Other than in connection with or in compliance with (i) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (ii) the Exchange Act, and the rules promulgated thereunder, (iii) the Securities Act, and the rules promulgated thereunder, (iv) applicable state securities, takeover and “blue sky” Laws, (v) the rules and regulations of Nasdaq, (vi) the HSR Act and each of the other Antitrust Laws set forth in Section 3.3(b)(vi) of the Company Disclosure Letter and (vii) the Parent Stockholder Approval (collectively, the “Parent Approvals”), and subject to the accuracy of the representations and warranties of the Company in Section 3.3(b), no other Consent of, or Filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or the Merger Subs of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), except for such Consents or Filings as are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and which would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(d)                The execution and delivery by Parent and the Merger Subs of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) does not, and (assuming the Parent Approvals are obtained) the consummation of the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, first offer, first refusal, modification or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, Parent Real Property Lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or by which or to which any of their respective properties, rights or assets are bound or subject, or result in the creation of any Liens other than Permitted Liens (provided that no Lien shall be deemed created by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement)), in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, except for such losses, impairments, suspensions, limitations, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens which have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (ii) conflict with or result in any violation of any provision of the certificate of incorporation or bylaws or other equivalent organizational document, in each case, as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except for such conflict or violation as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4               Merger Subs. Merger Sub I is a wholly owned direct or indirect subsidiary of Parent. Since its date of incorporation, Merger Sub I has not carried on any business nor conducted any operations other than the execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the performance of its obligations hereunder and matters ancillary thereto. Merger Sub II is a wholly owned direct or indirect subsidiary of Parent. Since its date of formation, Merger Sub II has not carried on any business nor conducted any operations other than the execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), the performance of its obligations hereunder and matters ancillary thereto.

Section 4.5               Reports and Financial Statements.

(a)                Parent and each of its Subsidiaries have filed or furnished all forms, documents and reports required to be filed or furnished prior to the Original Agreement Date by it with the SEC since January 1, 2018 (all such forms, documents and reports, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder, and none of the Parent SEC Documents at the time they were filed or furnished contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not materially misleading. None of Parent’s Subsidiaries is, or at any time since January 1, 2018 has been, required to file any forms, reports or other documents with the SEC.

(b)                The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents (the “Parent Financial Statements”) at the time they were filed or furnished (i) fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof, and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (except, in the case of unaudited statements, subject to normal year-end audit adjustments, the absence of notes and to any other adjustments described therein, including in any notes thereto or with respect to pro forma financial information, subject to the qualifications stated therein), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto) and (iii) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act.

(c)                As of the Original Agreement Date, there are no outstanding or unresolved comments in any comment letters of the staff of the SEC received by Parent relating to the Parent SEC Documents. As of the Original Agreement Date, none of the Parent SEC Documents is, to the knowledge of Parent, the subject of ongoing SEC review.

(d)                Neither Parent nor any of its Subsidiaries is a party to, or has a commitment to effect, enter into or create, any joint venture, or “off-balance sheet arrangement” (as defined in Item 303(a) of Regulation S-K under the Exchange Act), where the result, purpose or effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, Parent or any of its Subsidiaries in the Parent Financial Statements or other Parent SEC Documents.

Section 4.6               Absence of Certain Changes or Events.

(a)                From January 1, 2020, through the Original Agreement Date, except for the Original Agreement and the transactions contemplated thereby, the businesses of each of Parent and its Subsidiaries, as applicable, have been conducted in all material respects in the Ordinary Course of Business, and none of Parent or any Subsidiary of Parent has undertaken any action that, if taken during the period from the Original Agreement Date to the Effective Time, would constitute a breach of clauses (i) through (v) or (ix) (solely as it relates to clauses (i) through (v)) of Section 5.2(b).

(b)                Since January 1, 2020, through the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7               Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Parent’s management has completed an assessment of the effectiveness of Parent’s internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2019, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date, management of Parent has disclosed to Parent’s auditors and the audit committee of the Parent Board (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal controls over financial reporting, in each case, that was disclosed to Parent’s auditors or the audit committee of the Parent Board in connection with its most recent evaluation of internal controls over financial reporting prior to the Original Agreement Date. Parent maintains a system of internal accounting controls designed to provide reasonable assurances regarding transactions being executed in accordance with management’s general or specific authorization, the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP and the prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on its financial statements.

Section 4.8               No Undisclosed Liabilities. There are no liabilities or obligations of Parent or any of its Subsidiaries, whether accrued, absolute, determined or contingent, except for (i) liabilities or obligations disclosed, reflected or reserved against in the balance sheets included in the Parent Financial Statements (or in the notes thereto) filed and publicly available prior to the Original Agreement Date, (ii) liabilities or obligations arising under or in accordance with the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement), (iii) liabilities or obligations incurred in the Ordinary Course of Business since December 31, 2019, and (iv) liabilities or obligations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.9               Compliance with Laws; Permits.

(a)                Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of any Laws, except where such non-compliance, default or violation has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2018, neither Parent nor any of its Subsidiaries has received any written notice or, to the knowledge of Parent, other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except where such violation or failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(b)                Parent and its Subsidiaries are in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Parent material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to possess or file the Parent Permits has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, all Parent Permits are in all respects valid and in full force and effect and are not subject to any administrative or judicial proceeding that would reasonably be expected to result in modification, termination or revocation thereof. Parent and each of its Subsidiaries are in material compliance with the terms and requirements of all Parent Permits, except where such non-compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

(c)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect: (i) Parent and each of its Subsidiaries are in compliance, and have since January 1, 2018 complied, with all applicable Data Privacy Laws; (ii) neither Parent nor any of its Subsidiaries has, since January 1, 2018, received any written notice from any applicable Governmental Entity alleging any violation of applicable Data Privacy Laws by Parent, any of its Subsidiaries or, to the knowledge of Parent, any third-party service providers, outsourcers, processors or other third parties who process, store or otherwise handle Personal Data for or on behalf of Parent or any of its Subsidiaries (“Parent Data Processors”), nor has Parent or any of its Subsidiaries been threatened in writing to be charged with any such violation by any Governmental Entity; (iii) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps (including, as appropriate, implementing reasonable technical, physical or administrative safeguards) designed to protect Personal Data in their possession or under their control against loss and unauthorized access, use, modification or disclosure, and, to the knowledge of Parent, since January 1, 2018, there has been no incident of the same, or of the same with respect to any Personal Data maintained or otherwise processed for or on behalf of Parent or its Subsidiaries; (iv) Parent and each of its Subsidiaries have, since January 1, 2018, taken commercially reasonable steps with respect to Parent Data Processors to obligate such persons to comply in all material respects with applicable Data Privacy Laws and to take reasonable steps to protect and secure Personal Data from loss or unauthorized use, access, modification or disclosure; and (v) the execution, delivery and performance of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) complies with all applicable Data Privacy Laws (including the General Data Protection Regulation (EU) 2016/679, the Data Protection Act 2018 (UK), and the California Consumer Protection Act) and Parent’s and each of its Subsidiaries’ applicable published policies, statements, and notices relating to privacy, data protection or information security regarding Personal Data.

Section 4.10            Environmental Matters. Parent and its Subsidiaries are, and since January 1, 2018 have been, in compliance with all applicable Environmental Laws (which compliance includes the possession, and the compliance with the terms and conditions, by Parent and each of its Subsidiaries of all Parent Permits required under applicable Environmental Laws to conduct their respective business and operations), and there are no investigations, actions, suits or proceedings pending or, to the knowledge of Parent, threatened against Parent or any of its Subsidiaries, in each case, except as, individually or in the aggregate, has not had a would not reasonably be expected to have a Parent Material Adverse Effect. Neither Parent nor any of its Subsidiaries has received any written notice from a Governmental Entity that alleges that Parent or any of its Subsidiaries is violating, or has or may have, violated any Environmental Law, or may have any liability or obligation arising under, retained or assumed by contract or by operation of law, except for such violations, liabilities and obligations that would not have, individually or in the aggregate, a Parent Material Adverse Effect. To the knowledge of Parent, there has been no release of any Hazardous Materials by Parent or any of its Subsidiaries at, to or from any facilities currently or formerly owned or leased by Parent or any of its Subsidiaries or at any other locations where any Hazardous Materials were generated, manufactured, refined, transferred, stored, produced, imported, used, processed or disposed of by Parent or any of its Subsidiaries and, in each case, for which Parent or any of its Subsidiaries would reasonably be expected to be subject to any material liability. Neither Parent nor any of its Subsidiaries has, either through Contract or by operation of law, assumed or agreed to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other person with respect to any liabilities arising under Environmental Laws except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Parent Material Adverse Effect. Parent has delivered or made available to the Company all material environmental assessment reports, investigations and audits in its possession or control, which relate to environmental matters for which Parent may reasonably be expected to have any material liability with respect to Parent and its Subsidiaries’ business and operations. The representations and warranties set forth in this Section 4.10, Section 4.3(b), Section 4.5, Section 4.6 and Section 4.8 are Parent’s and the Merger Subs’ sole and exclusive representations and warranties relating to Environmental Laws or liabilities relating to the release or disposal of Hazardous Materials.

Section 4.11            Employee Benefit Plans.

(a)                Except as would not reasonably be expected to result in, individually or in the aggregate, a material liability to Parent and its Subsidiaries, (i) each Parent Benefit Plan has been established, operated and administered in all respects in accordance with its terms and the requirements of all applicable Laws, including ERISA and the Code, and (ii) all contributions required to be made to any Parent Benefit Plan by applicable Law or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid or, to the extent not required to be made or paid on or before the Original Agreement Date, have been reflected on the books and records of Parent in accordance with GAAP. As of the Original Agreement Date, there are no pending or threatened material claims (other than routine claims for benefits) by, on behalf of or against any of the Parent Benefit Plans, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)                Since January 1, 2016, no Parent Benefit Plan has been an employee benefit plan subject to Section 302 or Title IV of ERISA or Section 412, 430 or 4971 of the Code. None of Parent or any of its ERISA Affiliates has incurred or is reasonably expected to incur any Controlled Group Liability that has not been satisfied in full.

(c)                Neither Parent, nor its Subsidiaries nor any of their respective ERISA Affiliates has, at any time since January 1, 2016, contributed to, been obligated to contribute to or had any liability (including any contingent liability) with respect to any Multiemployer Plan or Multiple Employer Plan.

(d)                The execution of the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the consummation of the Merger will not, either alone or in combination with another event, (i) entitle any current or former employee, director, consultant or officer of Parent or any of its Subsidiaries to any severance pay or any other similar payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such employee, director, consultant or officer or (iii) trigger any funding obligation under any Parent Benefit Plan.

(e)                No Parent Benefit Plan provides for, and neither Parent nor any of its Subsidiaries otherwise has any obligation to provide, a gross-up or reimbursement of Taxes imposed under Section 4999 of the Code, Section 409A(a)(1)(B) of the Code, or otherwise.

(f)                 Except as would not, either individually or in the aggregate, reasonably be expected to result in material liability to Parent or its Subsidiaries, each Parent Benefit Plan that is mandated by applicable Law or by a Governmental Entity outside of the United States or that is subject to the laws of a jurisdiction outside of the United States (i) has been maintained in accordance with all applicable requirements, (ii) if intended to qualify for special Tax treatment, meets all the requirements for such treatment, and (iii) if required, to any extent, to be funded, book-reserved or secured by an insurance policy, is fully funded, book-reserved or secured by an insurance policy, as applicable, based on reasonable actuarial assumptions in accordance with applicable accounting principles.

Section 4.12            Labor and Employment Matters.

(a)                Neither Parent nor any of its Subsidiaries is party to or bound by any collective bargaining agreement, works council agreement or similar labor-related agreement or arrangement. No strike, material work slowdown, work stoppage, or unfair labor practice against Parent or any of its Subsidiaries is pending, or to knowledge of Parent, threatened. To the knowledge of Parent, no activities or proceedings of any labor union to organize any employees of Parent or any of its Subsidiaries are pending or threatened. No labor union or works council currently represents any employees of Parent or any of its Subsidiaries in connection with their employment with Parent or any of its Subsidiaries.

(b)                Except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, Parent and each of its Subsidiaries is in compliance with all applicable Laws respecting hiring, employment and employment practices, terms and conditions of employment, harassment, retaliation, reasonable accommodations, leaves of absence, occupational safety and health, workers’ compensation, employee classification, wages and hours, engagement of independent contractors (including the appropriate classification of the same), payroll taxes, redundancy, “mass layoffs,” “plant closings” and immigration with respect to all employees, independent contractors, and other service providers of Parent and its Subsidiaries.

(c)                As of the Original Agreement Date, except as has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect, (i) there are no charges, complaints, audits or investigations pending or scheduled by any Governmental Entity pertaining to the employment practices or actions of Parent or any of its Subsidiaries or, to Parent’s knowledge, threatened against Parent or any of its Subsidiaries and (ii) to Parent’s knowledge, no complaints or charges relating to employment practices or actions of Parent or any of its Subsidiaries have been made since January 1, 2018 to any Governmental Entity or submitted to Parent or any of its Subsidiaries.

(d)                To the knowledge of Parent, neither Parent nor any of its Subsidiaries is party to a settlement agreement with any employee of Parent or any of its Subsidiaries that involves material allegations of sexual harassment by any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above. To the knowledge of Parent, no material allegations of sexual harassment are pending against any employee of Parent or any of its Subsidiaries at the level of Senior Vice President or above in his or her capacity as such.

Section 4.13            Investigations; Litigation. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there are no actions, suits, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of Law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective properties and (b) there are no Orders of, or before, any Governmental Entity against Parent or any of its Subsidiaries.

Section 4.14            Information Supplied. The information supplied or to be supplied by Parent for inclusion in the Form S-4 shall not, at the time the Form S-4 is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company or its Representatives in writing expressly for inclusion therein. The information supplied or to be supplied by Parent or its Representatives for inclusion in the Joint Proxy Statement/Prospectus shall not, at the time the Joint Proxy Statement/Prospectus is first mailed to the stockholders of the Company and at the time of any meeting of Company stockholders to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation or warranty is made by Parent with respect to statements made therein based on information supplied by the Company in writing expressly for inclusion therein.

Section 4.15            Anti-Bribery.

(a)                Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or controlled Affiliates (including their respective officers, directors, employees and, to the knowledge of Parent, agents or other persons acting on behalf of Parent or any of its Subsidiaries or controlled Affiliates) has taken any action in violation of the Anti-Corruption Laws.

(b)                Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, neither Parent nor its Subsidiaries or its controlled Affiliates has been subject to any actual, pending or, to the knowledge of Parent, threatened, civil, criminal, or administrative actions, suits, demands, claims, hearings, notices of violation, investigations, proceedings, demand letters, settlements or enforcement actions, or made any voluntary disclosures to any Governmental Entity, involving Parent, its Subsidiaries or controlled Affiliates, in each case in any way relating to Anti-Corruption Laws nor is there any basis therefor. Parent and each of its Subsidiaries and controlled Affiliates have established and maintain compliance programs and reasonable internal controls and procedures reasonably designed to ensure Parent, its Subsidiaries and its controlled Affiliates (including any of their officers, directors, employees, agents or other persons acting on their behalf) do not violate the Anti-Corruption Laws. For purposes of this Section 4.15, the term “Governmental Entity” shall also include any supra-national or public international organization (e.g., the World Bank, the Red Cross, etc.), or any legislative body or committee, division, political party, royal family, or government-owned or controlled enterprise.

Section 4.16            Exports & Sanctions. Other than as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2016, Parent and its Subsidiaries have conducted all transactions in compliance with all applicable U.S. import, export, and trade sanctions Laws and regulations, including the Export Administration Regulations, the International Traffic in Arms Regulations, the regulations administered by the Office of Foreign Assets Control of the U.S. Treasury Department, and all comparable applicable import and export laws and regulations outside the United States in each country where Parent and its Subsidiaries conduct business.

Section 4.17            Tax Matters.

(a)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and each of its Subsidiaries have prepared and timely filed (taking into account any valid extension of time within which to file) all Tax Returns required to be filed by any of them and all such Tax Returns are complete and accurate, (ii) Parent and each of its Subsidiaries have timely paid all Taxes that are required to be paid by any of them or that Parent or any of its Subsidiaries are obligated to withhold from amounts owing to any employee, creditor, stockholders or third party (in each case, whether or not shown on any Tax Return), (iii) there are no currently effective waivers of any statute of limitations with respect to Taxes or extensions of time with respect to a Tax assessment or deficiency, (iv) all assessments for Taxes due with respect to completed and settled examinations or any concluded litigation have been fully paid, (v) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries, (vi) no claim has been made in writing or, to Parent’s knowledge, otherwise, by a Taxing Authority in a jurisdiction where Parent or any of its Subsidiaries does not file Tax Returns of a certain type that Parent or any of its Subsidiaries is or may be subject to taxation of such type or required to file Tax Returns of such type in that jurisdiction, (vii) there are no Liens for Taxes on any of the assets of Parent or any of its Subsidiaries other than statutory Liens for Taxes not yet due and payable, (viii) neither Parent nor any of its Subsidiaries is a party to any agreement or arrangement relating to the apportionment, sharing, assignment or allocation of any Tax or Tax asset (other than an agreement or arrangement solely among members of a group the common parent of which is Parent or commercial agreements or arrangements not primarily related to Taxes and entered into in the ordinary course of business) or has any liability for Taxes of any person (other than Parent or any of its Subsidiaries) under Treasury Regulation Section 1.1502-6 (or any analogous or similar provision of state, local or foreign Tax Law), as transferee, successor, by Contract (other than commercial Contracts not primarily related to Taxes and entered into in the ordinary course of business) or otherwise, and (ix) neither Parent nor any of its Subsidiaries is bound with respect to any current or any future taxable period by any closing agreement (within the meaning of Section 7121 of the Code), private letter ruling, technical advice or other ruling or written agreement with a Governmental Entity, in each case, that could reasonably be expected to affect the liability for Taxes of Parent or any of its Subsidiaries following the Closing.

(b)                None of Parent or any of its Subsidiaries has been a party to any “listed transaction” within the meaning of Treasury Regulation 1.6011-4(b)(2).

(c)                Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in this Section 4.17, Section 4.5, Section 4.6 (to the extent relating to Taxes) and Section 4.11 (to the extent relating to Taxes) are the sole and exclusive representations and warranties of Parent and the Merger Subs with respect to Taxes.

Section 4.18            Real Property.

(a)                Except as would not reasonably be expected to have a Parent Material Adverse Effect: (i) either Parent or a Subsidiary of Parent has good and valid title, subject to Permitted Liens, to each material Real Property owned by Parent or any Subsidiary of Parent (such owned property collectively, the “Parent Owned Real Property”) and (ii) either Parent or a Subsidiary of Parent has a good and valid leasehold interest in each material lease, material sublease and other material agreement under which Parent or any of its Subsidiaries uses or occupies or has the right to use or occupy any Real Property (such property, the “Parent Leased Real Property” and such leases, subleases and other agreements, collectively, the “Parent Real Property Leases”), in each case, free and clear of all Liens other than any Permitted Liens and any Lien encumbering the interest of the landlord thereunder. Except as would not reasonably be expected to have a Parent Material Adverse Effect, each Parent Real Property Lease and each Parent Sublease (defined below) is valid, binding and in full force and effect, subject to the limitation of such enforcement by the Remedies Exceptions. Except as would not reasonably be expected to have a Parent Material Adverse Effect, no uncured default of a material nature on the part of Parent or, if applicable, its Subsidiary or, to the knowledge of Parent, the landlord, sublandlord or subtenant thereunder (as applicable), exists under any Parent Real Property Lease or Parent Sublease, and no event has occurred or circumstance exists which, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Parent Real Property Lease or Parent Sublease.

(b)                Except as would not reasonably be expected to have a Parent Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Parent Owned Real Property or the Parent Leased Real Property (each, a “Parent Sublease”) that would reasonably be expected to adversely affect the existing use of such Parent Owned Real Property or Parent Leased Real Property by Parent or its Subsidiaries in the operation of its business thereon; and (ii) there are no outstanding (A) options or (B) rights of first refusal in favor of any other party to purchase any Parent Owned Real Property or any portion thereof or interest therein.

Section 4.19            Ownership of Company Common Stock. None of Parent nor the Merger Subs (i) beneficially owns, as of the Original Agreement Date, any shares of Company Common Stock, or (ii) has beneficially owned during the immediately preceding three years a number of shares of Company Common Stock that would make it an “interested stockholder” (as such term is defined DGCL 203) of the Company.

Section 4.20            Vote Required. Except for the Parent Stockholder Approval, no vote is required by the holders of any class or series of Parent’s capital stock to approve and adopt this Agreement or the transactions contemplated hereby under applicable Law or pursuant to the rules of Nasdaq as a result of this Agreement or the transactions contemplated hereby.

Section 4.21            Intellectual Property.

(a)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, Parent and its Subsidiaries solely and exclusively own the Intellectual Property owned (or purported to be owned) by Parent and its Subsidiaries (“Parent Owned IP”), free and clear of all Liens other than Permitted Liens. All material issued patents, all registered copyrights and all registered trademarks that are registered or filed in the name of Parent or any of its Subsidiaries are subsisting and, to the knowledge of Parent, valid and enforceable. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the Parent Owned IP is not subject to any outstanding consent, settlement, Lien (other than Permitted Liens), decree, order, injunction, judgment or ruling restricting the use thereof in a manner that would reasonably be expected to impair the continued operation of the businesses of Parent and its Subsidiaries as currently conducted.

(b)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the Original Agreement Date, (i) the conduct of the business of Parent and its Subsidiaries as conducted since January 1, 2018 and as presently conducted does not infringe, misappropriate or otherwise violate any Intellectual Property rights of any third party and (ii) since January 1, 2018 through the Original Agreement Date, Parent has not received any written claim alleging any such infringement, misappropriation or other violation. Since January 1, 2018 through the Original Agreement Date, there is no and has not been any legal proceeding brought by a third party against Parent or any of its Subsidiaries (or against another person who has sought indemnification from Parent or any of its Subsidiaries in connection with such legal proceeding) with respect to any material alleged infringement or other material violation by Parent, its Subsidiaries, its or their current products or services, or other operation of Parent’s or any of its Subsidiaries’ businesses, of the Intellectual Property of such third party, that is outstanding and unresolved as of the Original Agreement Date, or which, if resolved, has resulted in any material liability or obligation (including ongoing payment), or the resolution of which required granting any license under any Parent Owned IP.

(c)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, as of the Original Agreement Date, to the knowledge of Parent, no person or entity is infringing, misappropriating or otherwise violating any Intellectual Property owned by Parent or any of its Subsidiaries. Neither Parent nor any of its Subsidiaries have, since January 1, 2018 through the Original Agreement Date, brought (or asserted or threatened in writing) any claim against any person alleging that such person is infringing or misappropriating any material Parent Owned IP, that is outstanding and unresolved as of the Original Agreement Date.

(d)                Parent and its Subsidiaries have taken commercially reasonable steps to protect all material trade secrets of Parent or its Subsidiaries. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) to the knowledge of Parent, there have been no unauthorized uses or disclosures of any such trade secrets, and (ii) none of Parent or its Subsidiaries has published, provided or disclosed, nor are Parent or its Subsidiaries under any present or contingent obligation to so publish, provide or disclose, any software source code for Parent Owned IP, including through or in connection with any agreement requiring Parent or any of its Subsidiaries to place any software source code in escrow.

(e)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries has received any support, funding, resources or assistance from any Governmental Entity, or from any university, college, other academic institutions, or non-profit research centers in the development of any Intellectual Property owned by Parent or its Subsidiaries, that resulted in, or is reasonably expected to result in, such third-parties being granted any rights or licenses to, or ownership interest in, any such Intellectual Property. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, no rights have been granted to any Governmental Entity with respect to any Parent Owned IP other than substantially the same standard commercial rights as are granted by Parent to commercial end users in the Ordinary Course of Business.

(f)                 Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, none of Parent or its Subsidiaries is a member or promoter of, or a contributor to, or made any commitments or agreements regarding, any patent pool, industry standards body, standard-setting organization or other similar organization, in each case that requires or obligates Parent or any of its Subsidiaries to grant or offer to any other person any license or other right to any Parent Owned IP.

(g)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, the IT Systems used by Parent and its Subsidiaries are designed, implemented, operated and maintained in accordance with reasonable and customary industry standards and practices for entities operating businesses similar to the business of Parent and its Subsidiaries, including with the respect to redundancy, reliability, scalability and security, and constitute all the information and communications technology and other systems infrastructure reasonably necessary to carry on the business of Parent and its Subsidiaries as conducted in the 12 months prior to the Original Agreement Date. Without limiting the foregoing, except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (i) Parent and its Subsidiaries have taken reasonable steps and implemented reasonable procedures to ensure that their IT Systems are free from viruses, contaminants and other harmful code, (ii) Parent and its Subsidiaries have in effect industry standard disaster recovery plans, procedures and facilities for their businesses and have taken all reasonable steps to safeguard the security and the integrity of their IT Systems, and (iii) there has been no failure, breakdown, loss or impairment of, or any unauthorized intrusions or breaches of the security with respect to the IT Systems used by Parent or any of its Subsidiaries that (A) has resulted in a disruption or interruption in the operation of the business of Parent or its Subsidiaries or (B) to the knowledge of Parent, has resulted in loss, unauthorized access to, or unauthorized modification or disclosure of any confidential information of or maintained by, for or on behalf of Parent or its Subsidiaries.

(h)                Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, there exist no facts, and no events have occurred, that would reasonably be expected to form the basis of any present or future claim against Parent or its Subsidiaries, whether or not fully covered by insurance, for liability on account of negligence or product liability or on account of any breach of Warranties of Parent.

Section 4.22            Customers. Section 4.22 of the Parent Disclosure Letter sets forth a list of the Top Parent Customers. As of the Original Agreement Date, neither Parent nor any of its Subsidiaries has received any written notice from any Top Parent Customer that such Top Parent Customer shall not continue as a customer of Parent and its Subsidiaries or that such Top Parent Customer intends to terminate, not renew or materially amend existing Contracts with Parent or any of its Subsidiaries or otherwise materially modify its business relationship with Parent and its Subsidiaries, except as would not be material and adverse to Parent and its Subsidiaries, taken as a whole.

Section 4.23            Finders or Brokers. Except for Deutsche Bank Securities Inc. (“Parent Financial Advisor”), neither Parent nor any of Parent’s Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.24            Opinion of Financial Advisor. The Parent Board has received, as of the date of this Agreement, the opinion of the Parent Financial Advisor to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and conditions set forth therein, the Merger Consideration to be paid by Parent pursuant to this Agreement was fair from a financial point of view to Parent. The Company and Parent have been authorized by Parent Financial Advisor to permit the inclusion of such opinion of the Parent Financial Advisor in its entirety and references thereto in the Form S-4 and the Joint Proxy Statement/Prospectus, subject to prior review and consent by the Parent Financial Advisor.

Section 4.25            Takeover Laws. The Parent Board has taken all action necessary to render inapplicable to the Original Agreement (and as of the date of this Agreement and as of the Closing Date, this Agreement) and the transactions contemplated thereby and hereby all applicable state Takeover Laws (including DGCL 203) and any similar provisions in Parent’s certificate of incorporation or bylaws. As of the Original Agreement Date, no “fair price,” “business combination,” “moratorium,” “control share acquisition” or other anti-takeover statute or similar statute or regulation enacted by any state will prohibit or impair the consummation of the Merger or the other transactions contemplated by this Agreement.

Section 4.26            Affiliate Transactions. To the knowledge of Parent, no officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family (a) owns any property or right, tangible or intangible, that is material to the conduct of the business of Parent or its Subsidiaries, (b) with the exception of liabilities incurred in the Ordinary Course of Business, owes money to, or is owed money by, Parent or its Subsidiaries, or (c) is a party to or the beneficiary of any Contract with Parent or its Subsidiaries, except in each case for compensation and benefits payable under any Parent Benefit Plans to officers and employees in their capacity as officers and employees. Except as disclosed in the Parent SEC Documents, there are no Contracts between Parent or any of its Subsidiaries, on the one hand, and any officer, director or Affiliate of Parent or its Subsidiaries or any individual in such officer’s or director’s immediate family, on the other hand.

Section 4.27            Financing.

(a)                As of the date of this Agreement, Parent has delivered to the Company a true, complete and correct copy of a fully executed debt commitment letter, dated as of the date of this Agreement (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Debt Commitment Letter”) and fully executed fee letters (together with all exhibits, schedules, annexes and joinders thereto, as the same may be amended, modified, supplemented, extended or replaced from time to time in compliance with the terms of this Agreement, the “Fee Letters”) relating thereto (except that the fee amounts, pricing caps and other economic terms in the Fee Letters may be redacted so long as no such redaction covers terms that would adversely affect the amount, conditionality, or availability of the Debt Financing) (such Debt Commitment Letter and Fee Letters are referred to collectively herein as the “Debt Financing Commitment”), among Parent, Deutsche Bank Securities Inc. and Deutsche Bank AG New York Branch (together with Deutsche Bank Securities Inc., the “Commitment Parties”), pursuant to which the Commitment Parties have agreed, subject to the terms and conditions of the Debt Financing Commitment, to provide or cause to be provided, on a several and not joint basis, the financing commitments described therein. The debt financing contemplated under the Debt Financing Commitment is referred to herein as the “Debt Financing.”

(b)                The Debt Financing Commitment is, as of the date hereof, in full force and effect. The Debt Financing Commitment is the legal, valid, binding and enforceable obligation of Parent and, to the knowledge of Parent, the other parties thereto (except to the extent enforcement may be limited by the Remedies Exceptions). The Debt Financing Commitment has not been or will not be amended, modified, supplemented, extended or replaced, except as permitted under Section 5.17(f). As of the date hereof, (i) neither Parent nor, to the knowledge of Parent, any other counterparty to the Debt Financing Commitment is in breach of any of its covenants or other obligations set forth in, or is in default under, the Debt Financing Commitment and (ii) assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), no event has occurred which, with or without notice, lapse of time or both, would or would reasonably be expected to (A) constitute or result in a breach or default on the part of Parent (or, to the knowledge of Parent, any of the Commitment Parties) under the Debt Financing Commitment, (B) constitute or result in a failure to satisfy a condition or other contingency set forth in the Debt Financing Commitment, or (C) otherwise result in any portion of the Debt Financing not being available on the Closing Date. As of the date hereof, Parent has not received any notice or other communication from any party to the Debt Financing Commitment with respect to (i) any actual or potential breach or default on the part of Parent or any other party to the Debt Financing Commitment or (ii) any intention of such party to terminate the Debt Financing Commitment or to not provide all or any portion of the Debt Financing. Assuming the satisfaction of the conditions set forth in Section 6.1 and Section 6.3 hereof and assuming the accuracy of the representations and warranties in Article III (to the extent that a breach of such representation or warranty would adversely affect the satisfaction by Parent of the conditions set forth in the Debt Financing Commitment), as of the date hereof, Parent and the Merger Subs: (i) have no reason to believe (both before and after giving effect to any “flex” provisions contained in the Debt Financing Commitment) that they will be unable to satisfy on a timely basis each term and condition relating to the closing or funding of the Debt Financing and (ii) know of no fact, occurrence, circumstance or condition that would reasonably be expected to (A) cause the Debt Financing Commitment to be terminated, withdrawn, modified, repudiated or rescinded or to be or become unenforceable (except to the extent enforcement may be limited by the Remedies Exceptions) or (B) otherwise cause the full amount (or any portion) of the funds contemplated to be available under the Debt Financing Commitment to not be available to Parent and the Merger Subs on the Closing Date. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Debt Financing other than as expressly set forth in the Debt Financing Commitment. There are no side letters or other agreements, contracts or arrangements, whether written or oral, related to the funding of the full amount of the Debt Financing other than as expressly set forth in or expressly contemplated by the Debt Financing Commitment. All commitment fees or other fees or deposits required to be paid under the Debt Financing Commitment on or prior to the date of this Agreement have been paid in full.

Section 4.28            Available Funds. Subject to the terms and conditions of the Debt Financing Commitment, and subject to the terms and conditions of this Agreement, the net proceeds contemplated by the Debt Financing, together with cash on hand at Parent, will, in the aggregate, be sufficient for Parent to (i) pay the Cash Consideration payable pursuant to this Agreement, any cash in lieu of fractional shares of Parent Common Stock and any funds to be provided by Parent to the Company to enable the Company to fund payments (if any) required to be made in connection with the transactions contemplated by this Agreement in accordance with Section 2.4 hereof, (ii) repay any indebtedness required to be repaid, redeemed, retired, cancelled, terminated or otherwise satisfied or discharged pursuant to this Agreement (including the Company Indebtedness Payoff), and (iii) pay all fees, costs and expenses required to be paid by Parent, the Merger Subs or the Surviving Corporation or any of their respective Affiliates pursuant to this Agreement.

Section 4.29            No Additional Representations. Except for the representations and warranties contained in Article III or in any certificates delivered by the Company in connection with the Merger, each of Parent and the Merger Subs acknowledges that neither the Company nor any person on behalf of the Company makes, and none of Parent, the Merger Subs or any person acting on behalf of Parent or the Merger Subs, has relied or is relying upon, any other express or implied representation or warranty with respect to the Company or any of its Subsidiaries, or with respect to any other information provided or made available to Parent or the Merger Subs in connection with the transactions contemplated hereby, including the accuracy, completeness or currency thereof. Except as otherwise expressly provided in this Agreement and to the extent any such information is expressly included in a representation or warranty contained in Article III, neither the Company nor any other person will have or be subject to any liability or obligation to Parent, the Merger Subs or any other person resulting from the distribution or failure to distribute to Parent or the Merger Subs, or Parent’s or each Merger Sub’s use of, any such information, including any information, documents, projections, estimates, forecasts or other material, made available to Parent or the Merger Subs in any electronic data room maintained by the Company for purposes of, or in expectation of, the transactions contemplated by this Agreement.

Article V

COVENANTS AND AGREEMENTS

Section 5.1               Conduct of the Company.

(a)                From and after the Original Agreement Date until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company covenants and agrees that it shall use commercially reasonable efforts to conduct the business of the Company and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and Company Permits; provided that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, the Company and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit the Company or its Subsidiaries from taking, any Company COVID Action.

(b)                The Company agrees with Parent, on behalf of itself and its Subsidiaries, that, from the Original Agreement Date and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Company or any of its Subsidiaries or Company Benefit Plan, (ii) with the prior written consent of Parent (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Company COVID Action or (v) as set forth in Section 5.1 of the Company Disclosure Letter, the Company:

(i)              shall not amend or restate any Company Organizational Document, and shall not permit any of such Subsidiaries to amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii)            shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of the Company which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii)          shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by the Company or is not a wholly owned (direct or indirect) Subsidiary of any of such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of the Company or its Subsidiaries), except dividends or distributions by any Subsidiaries only to the Company or to any other wholly owned (direct or indirect) Subsidiary of the Company;

(iv)           shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or take any action with respect to any securities owned by such person;

(v)             shall not, and shall not permit any of such Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person, except as made in connection with any transaction among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries;

(vi)           shall not, and shall not permit any of such Subsidiaries to, sell, lease, license, transfer, exchange or swap or otherwise dispose of or encumber (other than Permitted Liens) (or enter into, amend, modify, or terminate any Contract to do any of the foregoing with respect to) any Intellectual Property, any Real Property, or any tangible properties or assets, except in connection with (A) sales, transfers and dispositions of inventory and products, (B) non-exclusive licenses of Intellectual Property to customers and suppliers, or (C) leases of Real Property under which the Company or any of its Subsidiaries is a tenant, in the case of each of clauses (A) through (C), in the Ordinary Course of Business or encumbrances under the Company Credit Agreement (provided that prior to entering into any lease of Real Property in the Ordinary Course of Business with an annual rent amount exceeding $250,000, the Company will provide advance notice to, and reasonably consult with, Parent with respect thereto);

(vii)         shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures except for capital expenditures (A) to maintain, replace or repair damaged assets or (B) otherwise provided for in the Company’s capital expenditure budget set forth in Section 5.1(b)(vii) of the Company Disclosure Letter;

(viii)       except as permitted under Section 5.1(b)(xi) with respect to Company Material Contracts relating to indebtedness, or pursuant to Section 5.15, or in connection with any repayment, redemption or discharge of any Company indebtedness, shall not, and shall not permit any of its Subsidiaries to enter into, modify, amend or terminate, or waive any material rights under any Company Material Contract or under any Company Permit, or enter into any new Contract which would be a Company Material Contract if it were in effect on the Original Agreement Date, in each case, other than in the Ordinary Course of Business (provided that (a) this Ordinary Course of Business exception shall not apply with respect to any Contract of the nature described in Section 3.19(a)(iv), Section 3.19(a)(vi) or Section 3.19(a)(viii) and (b) promptly following entering into, modifying, amending or terminating any Company Material Contract of the nature described in Section 3.19(a)(xii), the Company will provide notice to Parent of such action to the extent permitted under the terms of the relevant Company Material Contract);

(ix)           shall not, and shall not permit any of its Subsidiaries to, materially change any material accounting policies or procedures or any of its methods of reporting income, deductions or other material items, except as required by GAAP, SEC rule or policy or applicable Law;

(x)             shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber (other than Permitted Liens), or authorize the issuance, sale, pledge, disposition or encumbrance of (other than Permitted Liens), any shares of its capital stock or other ownership interest in the Company or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Company Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised warrants outstanding on the Original Agreement Date), other than (A) issuances of shares of Company Common Stock in respect of the settlement of any Company RSUs or the exercise of rights under the ESPP, (B) the sale of shares of Company Common Stock pursuant to the vesting and settlement of Company RSUs for withholding of Taxes, (C) grants of service-based vesting Company RSUs (without performance-vesting goals or metrics) in the Ordinary Course of Business on terms consistent with past practices (including vesting), which grants shall, in the aggregate with respect to all grants made to each group of employees having the same employment level, not exceed the aggregate grant date value of the Company RSUs granted during calendar year 2020 to each such group of employees as set forth on Section 5.1(b)(x)(C) of the Company Disclosure Letter; provided that grants to CIC Plan participants following the Original Agreement Date shall not provide for accelerated vesting upon a qualifying termination or upon consummation of the Merger or any other transaction contemplate hereby, in each case, under the CIC Plan, Section 2.4(c) of this Agreement, or any other Contract, and (D) pledges under the Company Credit Agreement;

(xi)           shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any additional indebtedness for borrowed money or any guarantee of such indebtedness, except for (A) additional indebtedness not to exceed $5,000,000 (provided that prompt written notice of any such indebtedness in excess of $1,000,000 is provided to Parent), (B) any indebtedness among the Company and its wholly owned (direct or indirect) Subsidiaries or among the Company’s wholly owned (direct or indirect) Subsidiaries and (C) any guarantees by the Company of indebtedness of Subsidiaries of the Company or guarantees by the Company’s Subsidiaries of indebtedness of the Company or any Subsidiary of the Company, which indebtedness is under the Company Credit Agreement or incurred in compliance with this Section 5.1(b)(xi);

(xii)         shall not, and shall not permit any of its Subsidiaries to, commence or threaten (other than to protect a material right), or waive, release, assign, settle or compromise any pending or threatened action or proceeding, other than waivers, releases, assignments, settlements or compromises that do not (A) exceed $2,000,000 individually and $6,000,000 in the aggregate and (B) involve any admission of wrongdoing or equitable relief;

(xiii)       shall not, and shall not permit any of its Subsidiaries to, change or revoke any material Tax election, change any material tax accounting method, file any material amended Tax Return, enter into any closing agreement, request any material Tax ruling, settle or compromise any material Tax proceeding or surrender any claim for a material refund of Taxes;

(xiv)       except as permitted by Section 5.1(b)(x), shall not, and shall not permit any of its Subsidiaries to:

(A)              grant or provide any severance or termination payments or benefits to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries (including any obligation to gross-up, indemnify or otherwise reimburse any such individual for any Tax incurred by any such individual, including under Section 409A or 4999 of the Code), except for severance or termination payments or benefits granted or provided in the Ordinary Course of Business in connection with retention, new hires, or promotions of employees of the Company or any of its Subsidiaries with a title of Vice President or below;

(B)              accelerate the time of payment or vesting of, or the lapsing of restrictions with respect to, or fund or otherwise secure the payment of, any compensation or benefits (including any equity or equity-based awards) to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries;

(C)              increase the compensation payable to any current or former employee, officer, non-employee director, individual independent contractor or consultant of the Company or any of its Subsidiaries, other than in the Ordinary Course of Business (including in connection with promotions in the Ordinary Course of Business) for employees with a title of Vice President or below;

(D)              establish, adopt, terminate or amend any material Company Benefit Plan or any plan, program, arrangement, policy or agreement that would be a Company Benefit Plan if it were in existence on the Original Agreement Date;

(E)               hire or retain any person to be an officer, employee, or individual independent contractor or consultant of the Company or any of its Subsidiaries, other than the hiring or retention of: (i) employees with a title of Vice President or below, (ii) non-employee directors or (iii) independent contractors and consultants having annual compensation of less than $200,000 (excluding, for the avoidance of doubt, non-employee directors), in each case, in the Ordinary Course of Business; provided that, for purposes of clause (iii), any such contractor or consultant shall enter into a service agreement on substantially a form made available to Parent prior to the Original Agreement Date and any variation which has the net effect of a material negative or detrimental impact on the Company shall be subject to review and approval by Parent;

(F)               terminate the employment of any current employee with a title of Vice President or above other than for cause; or

(G)              enter into, adopt, materially amend, terminate or extend any local collective bargaining agreement or other similar labor-related agreement, except, in each case, as required by Law and expressly required pursuant to the terms of such agreement; and

(xv)         shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (xiv) of this Section 5.1(b).

Section 5.2               Conduct of Parent and the Merger Subs.

(a)                From and after the Original Agreement Date until the earlier of the Effective Time or the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly contemplated or required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent covenants and agrees that it shall use commercially reasonable efforts to conduct the business of Parent and its Subsidiaries in all material respects in the Ordinary Course of Business, and shall use commercially reasonable efforts to preserve intact their present lines of business, and to maintain their rights, franchises and permits; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision. Notwithstanding the foregoing, Parent and its Subsidiaries shall be permitted to take, and nothing in this Agreement shall prohibit Parent or its Subsidiaries from taking, any Parent COVID Action.

(b)                Parent agrees with the Company, on behalf of itself and its Subsidiaries, that, from the Original Agreement Date and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries or Parent Benefit Plan (ii) with the prior written consent of the Company (such consent not to be unreasonably conditioned, withheld or delayed), (iii) as may be expressly required by this Agreement, (iv) in connection with a Parent COVID Action or (v) as set forth in Section 5.2 of the Parent Disclosure Letter, Parent:

(i)              shall not amend or restate any Parent Organizational Document or any certificate of incorporation or bylaws (or equivalent documents) of Merger Sub I, and shall not permit any of its other Subsidiaries to materially amend or restate their respective certificate of incorporation, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents, except, in each case, for any immaterial or ministerial amendments thereto;

(ii)            shall not, and shall not permit any of such Subsidiaries to split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any shares of its capital stock, except for any such transaction by a wholly owned (direct or indirect) Subsidiary of Parent which remains a wholly owned (direct or indirect) Subsidiary following the consummation of such transaction;

(iii)          shall not, and shall not permit any of such Subsidiaries that is not wholly owned (directly or indirectly) by Parent or is not a wholly owned (direct or indirect) Subsidiary of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding shares of capital stock (whether in cash, assets, stock or other securities of Parent or its Subsidiaries), except dividends or distributions by any Subsidiaries only to Parent or to any other wholly owned (direct or indirect) Subsidiary of Parent;

(iv)           shall not, and shall not permit any of such Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization or take any action with respect to any securities owned by such person, in each case, that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(v)             shall not, and shall not permit any of such Subsidiaries to, acquire (by purchase, merger, joint venture, partnership, consolidation, dissolution, liquidation, tender offer, exchange offer, recapitalization, reorganization, share exchange, business combination or similar transaction) any business or material amount of assets from any other person except for such acquisitions for an amount not to exceed $100 million in value in the aggregate (for all such transactions), in each case that would not reasonably be expected to (A) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any authorization, consent, order, declaration or approval of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period, (B) materially increase the risk of any Governmental Entity entering an Order prohibiting the consummation of the transactions contemplated by this Agreement, (C) materially increase the risk of not being able to remove any such Order on appeal or otherwise, or (D) prevent, materially delay or materially impair the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement, including the Merger and the Debt Financing;

(vi)           shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of its capital stock or other ownership interest in Parent or any of its Subsidiaries or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire any such shares of capital stock, ownership interest or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Parent Benefit Plans (except as otherwise provided by the terms of this Agreement or the express terms of any unexercisable or unexercised options or warrants outstanding on the Original Agreement Date), other than (A) issuances of shares of Parent Common Stock in respect of the exercise or settlement of any Parent stock awards outstanding on the Original Agreement Date, (B) the sale of shares of Parent Common Stock pursuant to the exercise of Parent Options or the settlement of any Parent stock awards, if necessary to effectuate an option direction upon exercise or for withholding of Taxes in accordance with their terms on the Original Agreement Date, (C) grants of equity awards in the Ordinary Course of Business, in amounts consistent with past practice, pursuant to any Parent Benefit Plan, and (D) the issuance of shares of Parent Common Stock or the grant of equity awards in connection with the acquisition of any business or material amount of assets from any other person that is permitted by the terms of this Agreement;

(vii)         shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness (other than the Debt Financing) except any such incurrence, assumption, guarantee or other liability which would not be reasonably expected to prevent, materially delay or materially impair the ability of Parent or the Merger Subs to consummate the transactions contemplated by this Agreement, including the Merger and the Debt Financing;

(viii)       shall not and shall not permit any of its Subsidiaries to directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of Parent or any of its Subsidiaries or any rights, warrants or options to acquire any such shares, except for transactions among Parent and its wholly owned (direct or indirect) Subsidiaries or among Parent’s wholly owned (direct or indirect) Subsidiaries or in connection with the exercise of any options, or the vesting or settlement of any Parent equity awards issued in the Ordinary Course of Business; or

(ix)           shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (i) through (viii) of this Section 5.2(b).

Section 5.3               Access.

(a)                For purposes of facilitating the transactions contemplated hereby, each of the Company and Parent shall afford (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives of the other Party such reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ personnel and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional accounting, financing, operating, environmental and other data and information regarding the Company and its Subsidiaries, as Company and Parent may reasonably request. Notwithstanding the foregoing, neither Parent nor the Company shall be required to provide access to or make available to any person any document or information that, in the reasonable judgment of such Party, (A) violates any of its obligations with respect to confidentiality, (B) is subject to any attorney-client, work-product or other legal privilege, (C) the disclosure of which would violate any Law or legal duty (provided that the withholding Party will use reasonable efforts to allow such access or disclosure in a manner that does not result in loss or waiver of such privilege, including entering into appropriate common interest or similar agreements), or (D) will interfere with applicable operations of such Party’s (or its Subsidiaries’) business; provided, further, that nothing herein shall authorize Parent or its Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by the Company or its Subsidiaries and nothing herein shall authorize the Company or its respective Representatives to undertake any environmental testing or sampling at any of the properties owned, operated or leased by Parent or its Subsidiaries. Each of Parent and the Company agrees that it will not, and will cause its Representatives not to, use any information obtained pursuant to this Section 5.3 for any competitive or other purpose unrelated to the consummation of the transactions contemplated by this Agreement (which transactions shall include, with respect to Parent, the Debt Financing). Each of the Company and Parent will use its commercially reasonable efforts to minimize any disruption to the businesses of the other Party that may result from requests for access.

(b)                The Parties hereby agree that all information provided to them or their respective officers, directors, employees, agents and/or representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the amended and restated confidential disclosure agreement, dated as of November 17, 2020, by and between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4               Company No Solicitation.

(a)                Except as expressly permitted by this Section 5.4, the Company shall, and shall cause each of its Subsidiaries to, and instruct its and their respective officers, directors, employees, agents, financial advisors, investment bankers, attorneys, accountants and other representatives (collectively, “Representatives”) to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Company Takeover Proposal (including any solicitation, knowing encouragement, discussions, or negotiations that may be ongoing as of the date of this Agreement, including with II-VI Incorporated and MKS Instruments, Inc. and their respective Affiliates and any Representatives of the foregoing), and (ii) from and after the Original Agreement Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Company Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Company Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Company Takeover Proposal (including, in each case of clauses (A), (B), and (C), from, with, or otherwise with respect to II-VI Incorporated and MKS Instruments, Inc. and their respective Affiliates or any Representatives of the foregoing).

(b)                Except as expressly provided by this Agreement, the Company shall not take any action to exempt any person from the restrictions on “business combinations” contained in DGCL 203 or the Company Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that the Company or any third party would otherwise be permitted to take pursuant to this Section 5.4 (and in such case only in accordance with the terms hereof) or (ii) if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) the Company and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which the Company or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which the Company or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Company Takeover Proposal) and (B) the Company shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c)                Notwithstanding anything to the contrary contained in this Section 5.4, if at any time from and after the date of this Agreement and prior to obtaining the Company Stockholder Approval, the Company, directly or indirectly receives a bona fide, unsolicited written Company Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement) and if the Company Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Company Takeover Proposal constitutes or would reasonably be expected to lead to a Company Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then the Company and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Company Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of the Company and its Subsidiaries, to the person that has made such Company Takeover Proposal and its Representatives and potential sources of funding; provided that the Company shall substantially concurrently with the delivery to such person provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to Parent and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Company Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Company Takeover Proposal. “Company Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to the Company than those applicable to Parent that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by the Company with any of the provisions of this Section 5.4. Notwithstanding anything to the contrary in this Agreement, (A) the Company may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Company Takeover Proposal to be made to the Company or the Company Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, the Company shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Company Takeover Proposal to the Company or the Company Board (or any committee thereof).

(d)                The Company shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, Parent of any Company Takeover Proposal received by the Company or any of its Representatives, which notice shall include the identity of the person making the Company Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to the Company or any of its Representatives) and indicate whether the Company has furnished non-public information to, or entered into discussions or negotiations with, such third party. The Company shall keep Parent reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Company Takeover Proposal. The Company agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the Original Agreement Date which prohibits the Company from providing any information to Parent in accordance with this Section 5.4.

(e)                Except as expressly permitted by this Section 5.4(e), the Company Board shall not:

(i)              (A) fail to include the Company Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to Parent, the Company Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Company Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Company Adverse Recommendation Change so long as the Company reaffirms the Company Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Company Takeover Proposal or fail to reaffirm the Company Recommendation, in either case within five Business Days after a request by Parent to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Company Takeover Proposal occurring after the receipt of Parent’s written request and (2) Parent shall be entitled to make such a written request for reaffirmation only once for each Company Takeover Proposal and once for each material amendment to such Company Takeover Proposal; (any action described in this clause (i) being referred to as a “Company Adverse Recommendation Change”); or

(ii)            authorize, cause or permit the Company or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Company Takeover Proposal (other than a Company Acceptable Confidentiality Agreement entered into in accordance with Section 5.4(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Company Stockholder Approval is obtained, after receiving a bona fide unsolicited written Company Takeover Proposal after the date of this Agreement that did not result from a material breach (or a deemed material breach) of Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), (x) the Company Board may make a Company Adverse Recommendation Change if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Company Takeover Proposal constitutes a Company Superior Proposal and (ii) in light of such Company Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law and/or (y) the Company may terminate this Agreement in order to enter into a binding written agreement with respect to a Company Superior Proposal in accordance with Section 7.1(k); provided that the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Company Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Company Superior Proposal) and has contemporaneously provided to Parent a copy of the Company Superior Proposal and a copy of any written proposed transaction documents with the person making such Company Superior Proposal, (B) the Company has negotiated in good faith with Parent during such notice period, to the extent Parent wishes to negotiate in good faith, to enable Parent to propose revisions to the terms of this Agreement such that it would cause such Company Superior Proposal to no longer constitute a Company Superior Proposal, (C) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Company Superior Proposal continues to constitute a Company Superior Proposal if the revisions proposed by Parent were to be given effect, and (D) in the event of any change to any material terms of such Company Superior Proposal, the Company shall, in each case, have delivered to Parent an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time the Company shall be required to comply with the requirements of this Section 5.4(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f)                 Other than in connection with a Company Superior Proposal (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Company Board from making a Company Adverse Recommendation Change in response to a Company Intervening Event if the Company Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Company Board to make a Company Adverse Recommendation Change would be inconsistent with the Company Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Company Adverse Recommendation Change, (i) the Company has given Parent at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) the Company has negotiated, and directed its Representatives to negotiate, in good faith with Parent during such notice period after giving any such notice, to the extent Parent wishes to negotiate, to enable Parent to propose revisions to the terms of this Agreement such that it would not permit the Company Board to make a Company Adverse Recommendation Change pursuant to this Section 5.4(f) and (iii) following the end of such notice period, the Company Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by Parent, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Company Adverse Recommendation Change in response to such Company Intervening Event would be inconsistent with the Company Board’s fiduciary duties under applicable Law.

(g)                Nothing contained in this Section 5.4 shall prohibit the Company or the Company Board from taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Company Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Company Board so long as such communication re-affirms the Company Recommendation.

(h)                Any action taken or omission made by any Representative of the Company or any of its Affiliates that, if taken or made by the Company would be a breach of this Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), shall be deemed to be a breach of this Section 5.4 by the Company.

Section 5.5               Parent No Solicitation.

(a)                Except as expressly permitted by this Section 5.5, Parent shall, and shall cause each of its Subsidiaries to, and instruct its and their respective Representatives to: (i) immediately cease any solicitation, knowing encouragement, discussions or negotiations with any persons that may be ongoing with respect to a Parent Takeover Proposal and (ii) from and after the Original Agreement Date until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, not, directly or indirectly, (A) solicit, initiate or knowingly facilitate or knowingly encourage any inquiries regarding, or the making of any proposal or offer that constitutes, or would reasonably be expected to lead to, a Parent Takeover Proposal, (B) engage in, continue or otherwise participate in any substantive discussions or negotiations regarding, or furnish to any other person any non-public information in connection with or for the purpose of encouraging or facilitating, a Parent Takeover Proposal or (C) approve, recommend or enter into, or propose to approve, recommend or enter into, any letter of intent or similar document, agreement, commitment, or agreement in principle providing for a Parent Takeover Proposal.

(b)                Except as expressly provided by this Agreement, Parent shall not take any action to exempt any person from the restrictions on “business combinations” contained in DGCL 203 or the Parent Organizational Documents or otherwise cause such restrictions not to apply. Except (i) as necessary to take any actions that Parent or any third party would otherwise be permitted to take pursuant to this Section 5.5 (and in such case only in accordance with the terms hereof) or (ii) if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that any such action or forbearance would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, (A) Parent and its Subsidiaries shall not release any third party from, or waive, amend or modify any provision of, or grant permission under any (1) standstill provision in any agreement to which Parent or any of its Subsidiaries is a party or (2) confidentiality provision in any agreement to which Parent or any of its Subsidiaries is a party (excluding any waiver under a confidentiality provision that does not, and would not reasonably be likely to, facilitate or encourage a Parent Takeover Proposal) and (B) Parent shall, and shall cause its Subsidiaries to, enforce the confidentiality and standstill provisions of any such agreement.

(c)                Notwithstanding anything to the contrary contained in this Section 5.5, if at any time from and after the Original Agreement Date and prior to obtaining the Parent Stockholder Approval, Parent, directly or indirectly receives a bona fide, unsolicited written Parent Takeover Proposal from any person that did not result from a material breach (or a deemed material breach) of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement) and if the Parent Board determines in good faith, after consultation with its outside financial advisors and outside legal counsel, that such Parent Takeover Proposal constitutes or would reasonably be expected to lead to a Parent Superior Proposal, and failure to take such action would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law, then Parent and its Representatives may, directly or indirectly, (i) furnish, pursuant to a Parent Acceptable Confidentiality Agreement, information (including non-public information) with respect to Parent and its Subsidiaries, and afford access to the business, properties, assets, employees, officers, Contracts, books and records of Parent and its Subsidiaries, to the person that has made such Parent Takeover Proposal and its Representatives and potential sources of funding; provided that Parent shall substantially concurrently with the delivery to such person provide to the Company any non-public information concerning Parent or any of its Subsidiaries that is provided or made available to such person or its Representatives unless such non-public information has been previously provided or made available to the Company and (ii) engage in or otherwise participate in discussions or negotiations with the person making such Parent Takeover Proposal (including as a part thereof, making counterproposals) and its Representatives and potential sources of financing regarding such Parent Takeover Proposal. “Parent Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable in the aggregate to Parent than those applicable to the Company that are contained in the Confidentiality Agreement; provided that such confidentiality agreement shall not prohibit compliance by Parent with any of the provisions of this Section 5.5. Notwithstanding anything to the contrary in this Agreement, (A) Parent may grant a waiver, amendment or release under any confidentiality agreement, standstill agreement or similar agreement to the extent necessary to allow a Parent Takeover Proposal to be made to Parent or the Parent Board (or any committee thereof), and (B) the Parties agree that, by execution of this Agreement, Parent shall be deemed to have waived, as of immediately prior to the execution and delivery of this Agreement, any provision in any such agreement to the extent necessary to allow the applicable counterparty to convey a Parent Takeover Proposal to Parent or the Parent Board (or any committee thereof).

(d)                Parent shall promptly (and in no event later than 24 hours after receipt) notify, orally and in writing, the Company of any Parent Takeover Proposal received by Parent or any of its Representatives, which notice shall include the identity of the person making the Parent Takeover Proposal and the material terms and conditions thereof (including copies of any written proposal relating thereto provided to Parent or any of its Representatives) and indicate whether Parent has furnished non-public information to, or entered into discussions or negotiations with, such third party. Parent shall keep the Company reasonably informed on a reasonably current basis as to the status of (including changes to any material terms of, and any other material developments with respect to) such Parent Takeover Proposal. Parent agrees that it and its Subsidiaries will not enter into any agreement with any person subsequent to the Original Agreement Date which prohibits Parent from providing any information to the Company in accordance with this Section 5.5.

(e)                Except as expressly permitted by this Section 5.5(e), the Parent Board shall not:

(i)              (A) fail to include the Parent Recommendation in the Joint Proxy Statement/Prospectus, (B) change, qualify, withhold, withdraw or modify, or authorize or publicly propose to change, qualify, withhold, withdraw or modify, in a manner adverse to the Company, the Parent Recommendation, (C) make or publicly propose to make any recommendation in connection with a tender offer or exchange offer other than a recommendation against such offer (it being understood that the Parent Board may refrain from taking a position with respect to such a tender offer or exchange offer until the close of business as of the 10th Business Day after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) under the Exchange Act without such action being considered a Parent Adverse Recommendation Change so long as Parent reaffirms the Parent Recommendation during such period), or (D) other than with respect to the period of up to 10 Business Days applicable to formal tender or exchange offers that are the subject of the preceding clause (C), fail to recommend against a Parent Takeover Proposal or fail to reaffirm the Parent Recommendation, in either case within five Business Days after a request by the Company to do so; provided, however, that (1) such five Business Day period shall be extended for an additional five Business Days following any material modification to any Parent Takeover Proposal occurring after the receipt of the Company’s written request and (2) the Company shall be entitled to make such a written request for reaffirmation only once for each Parent Takeover Proposal and once for each material amendment to such Parent Takeover Proposal (any action described in this clause (i) being referred to as a “Parent Adverse Recommendation Change”); or

(ii)            authorize, cause or permit Parent or any of its Subsidiaries to enter into any letter of intent, agreement, commitment or agreement in principle providing for any Parent Takeover Proposal (other than a Parent Acceptable Confidentiality Agreement entered into in accordance with Section 5.5(c)).

Notwithstanding anything to the contrary set forth in this Agreement, prior to the time the Parent Stockholder Approval is obtained, after receiving a bona fide unsolicited written Parent Takeover Proposal that did not result from a material breach (or a deemed material breach) of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), (x) the Parent Board may make a Parent Adverse Recommendation Change if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that (i) such Parent Takeover Proposal constitutes a Parent Superior Proposal and (ii) in light of such Parent Takeover Proposal, the failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law and/or (y) the Parent may terminate this Agreement in order to enter into a binding written agreement with respect to a Parent Superior Proposal in accordance with Section 7.1(j); provided that the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that failure to take such action would reasonably be expected to be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making any Parent Adverse Recommendation Change or terminating this Agreement as described in clauses (x) and (y) of this sentence, (A) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action (which notice shall specify the material terms and conditions of any such Parent Superior Proposal) and has contemporaneously provided to the Company a copy of the Parent Superior Proposal and a copy of any written proposed transaction documents with the person making such Parent Superior Proposal, (B) Parent has negotiated in good faith with the Company during such notice period, to the extent the Company wishes to negotiate in good faith, to enable the Company to propose revisions to the terms of this Agreement such that it would cause such Parent Superior Proposal to no longer constitute a Parent Superior Proposal, (C) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that the Parent Superior Proposal continues to constitute a Parent Superior Proposal if the revisions proposed by the Company were to be given effect, and (D) in the event of any change to any material terms of such Parent Superior Proposal, Parent shall, in each case, have delivered to the Company an additional notice consistent with that described in clause (A) above of this proviso and a new notice period under clause (A) of this proviso shall commence (except that the four Business Day notice period referred to in clause (A) above of this proviso shall instead be equal to the longer of (i) three Business Days and (ii) the period remaining under the notice period under clause (A) of this proviso immediately prior to the delivery of such additional notice under this clause (D)) during which time Parent shall be required to comply with the requirements of this Section 5.5(e) anew with respect to such additional notice, including clauses (A) through (D) above of this proviso.

(f)            Other than in connection with a Parent Superior Proposal (which shall be subject to Section 5.5(e) and shall not be subject to this Section 5.5(f)), nothing in this Agreement shall prohibit or restrict the Parent Board from making a Parent Adverse Recommendation Change in response to a Parent Intervening Event if the Parent Board has determined in good faith, after consultation with its outside financial advisors and outside legal counsel, that the failure of the Parent Board to make a Parent Adverse Recommendation Change would be inconsistent with the Parent Board’s fiduciary duties under applicable Law; provided, however, that, prior to making such Parent Adverse Recommendation Change, (i) Parent has given the Company at least four Business Days’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (ii) Parent has negotiated, and directed its Representatives to negotiate, in good faith with the Company during such notice period after giving any such notice, to the extent the Company wishes to negotiate, to enable the Company to propose revisions to the terms of this Agreement such that it would not permit the Parent Board to make a Parent Adverse Recommendation Change pursuant to this Section 5.5(f) and (iii) following the end of such notice period, the Parent Board shall have considered in good faith any revisions to the terms of this Agreement proposed in writing by the Company, and shall have determined, after consultation with its outside financial advisors and outside legal counsel, that failure to make a Parent Adverse Recommendation Change in response to such Parent Intervening Event would be inconsistent with the Parent Board’s fiduciary duties under applicable Law.

(g)           Nothing contained in this Section 5.5 shall prohibit Parent or the Parent Board from taking and disclosing to the stockholders of Parent a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act or from making any “stop, look and listen” communication or any other similar disclosure to the stockholders of Parent pursuant to Rule 14d-9(f) under the Exchange Act if, in the determination in good faith of the Parent Board, after consultation with outside counsel, the failure so to disclose would reasonably be expected to be inconsistent with the fiduciary duties under applicable Law or obligations under applicable federal securities Law of the Parent Board so long as such communication re-affirms the Parent Recommendation.

(h)           Any action taken or omission made by any Representative of Parent or any of its Affiliates that, if taken or made by Parent would be a breach of this Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), shall be deemed to be a breach of this Section 5.5 by Parent.

Section 5.6          Filings; Other Actions.

(a)           As promptly as reasonably practicable following the date of this Agreement and in any event within 10 Business Days after the date of this Agreement, Parent and the Company shall prepare and file with the SEC the Form S-4, which will include the Joint Proxy Statement/Prospectus. Each of Parent and the Company shall use its respective reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby in accordance herewith. Parent and the Company shall each use their respective reasonable best efforts to cause the Form S-4 to comply as to form in all material respects with the applicable provisions of the Securities Act, the Exchange Act and other applicable Laws. Each of Parent and the Company will cause the Joint Proxy Statement/Prospectus to be mailed to its respective stockholders, as applicable, as soon as reasonably practicable after the Form S-4 is declared effective by the SEC under the Securities Act. Parent shall use its reasonable best efforts, and the Company shall reasonably cooperate with Parent, to keep the Form S-4 effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement, including the Merger and the Share Issuance. Parent shall also take any action required to be taken under any applicable state securities Laws in connection with the issuance and reservation of shares of Parent Common Stock in the Merger, and the Company shall furnish all information concerning the Company and the holders of Company Common Stock, or holders of a beneficial interest therein, as may be reasonably requested by Parent in connection with any such action. No filing or mailing of, or amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus will be made by Parent or the Company, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other Party a reasonable opportunity to review and comment thereon (which comments shall be considered by the other Party in good faith); provided, however, that the Company, in connection with a Company Adverse Recommendation Change, a Company Takeover Proposal or a Company Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Company Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to Parent or its business, financial condition or results of operations; provided, further, however, that Parent, in connection with a Parent Adverse Recommendation Change, a Parent Takeover Proposal or a Parent Superior Proposal may amend or supplement the Joint Proxy Statement/Prospectus and/or the Form S-4 (including by incorporation by reference) pursuant to a Parent Qualifying Amendment, and in such event, this right of approval shall apply only with respect to information relating to the Company or its business, financial condition or results of operations. A “Company Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (i) a Company Adverse Recommendation Change, (ii) a statement of the reason of the Board of Directors of the Company for making such Company Adverse Recommendation Change, (iii) a factually accurate statement by the Company that describes the Company’s receipt of a Company Takeover Proposal or Company Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (iv) additional information reasonably related to the foregoing. A “Parent Qualifying Amendment” means an amendment or supplement to the Form S-4 or the Joint Proxy Statement/Prospectus (including by incorporation by reference) to the extent it contains (A) a Parent Adverse Recommendation Change, (B) a statement of the reason of the Parent Board for making such Parent Adverse Recommendation Change, (C) a factually accurate statement by Parent that describes Parent’s receipt of a Parent Takeover Proposal or Parent Superior Proposal, the terms of such proposal and the operation of this Agreement with respect thereto, and (D) additional information reasonably related to the foregoing.

(b)           Each of the Company and Parent shall promptly notify the other upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Form S-4 or Joint Proxy Statement/Prospectus, and shall, as promptly as practicable after receipt thereof, provide the other with copies of all written correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4 and advise the other Party of any oral comments with respect to the Joint Proxy Statement/Prospectus or the Form S-4. Each of the Company and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comments from the SEC with respect to the Joint Proxy Statement/Prospectus, and Parent shall use its reasonable best efforts to respond as promptly as practicable to any comment from the SEC with respect to the Form S-4. Parent or the Company, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment thereto has been filed, the threat or issuance of any stop order, the suspension of the qualification of the shares of Parent Common Stock issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Joint Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. None of the Parties or their respective Representatives shall agree to participate in any material or substantive meeting or conference (including by telephone) with the SEC, or any member of the staff thereof, in respect of the Form S-4 or the Joint Proxy Statement/Prospectus unless it consults with the other Party in advance and, to the extent permitted by the SEC, allows the other Party to participate. Each of the Parties shall use its respective reasonable best efforts to take any other action required to be taken by it under the Securities Act, the Exchange Act, the DGCL and the rules of Nasdaq in connection with the filing and distribution of the Joint Proxy Statement/Prospectus and the Form S-4, and the solicitation of proxies from the stockholders of each of the Company and Parent thereunder. If at any time prior to the Effective Time any information relating to Parent or the Company, or any of their respective Affiliates, officers or directors, is discovered by Parent or the Company which should be set forth in an amendment or supplement to any of the Form S-4 or the Joint Proxy Statement/Prospectus, so that any of such documents would not include a misstatement of a material fact or omit to state any material fact necessary to make the statements therein (in light of the circumstances under which they were made), not misleading, the Party that discovers such information shall promptly notify the other Parties and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the stockholders of the Company. At the Company’s request, Parent shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Company Qualifying Amendment made in compliance with this Agreement. At Parent’s request, the Company shall reasonably cooperate in amending or supplementing the Joint Proxy Statement/Prospectus pursuant to a Parent Qualifying Amendment made in compliance with this Agreement.

(c)           As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, the Company shall take all action necessary in accordance with applicable Laws and the Company Organizational Documents to duly give notice of, convene and hold a meeting of its stockholders for the purpose of obtaining the Company Stockholder Approval and holding the Company Stockholder Advisory Vote (the “Company Stockholders’ Meeting”) and not postpone or adjourn the Company Stockholders’ Meeting without the prior written consent of Parent (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies or votes in favor of adoption of this Agreement if sufficient votes to constitute the Company Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Company Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Company Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). The Company will, except in the case of a Company Adverse Recommendation Change, through the Company Board, recommend that its stockholders adopt this Agreement and will use reasonable best efforts to solicit from its stockholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(d)           As promptly as reasonably practicable following the clearance of the Joint Proxy Statement/Prospectus by the SEC and in any event within 45 days thereafter, Parent shall take all action necessary in accordance with applicable Laws and Parent’s Amended and Restated Articles of Incorporation and Amended and Restated Bylaws to duly give notice of, convene and hold the Parent Stockholders’ Meeting for the purpose of obtaining the Parent Stockholder Approval and not postpone or adjourn the Parent Stockholders’ Meeting without the prior written consent of the Company (not to be unreasonably withheld, conditioned, or delayed) except (i) to the extent required by applicable Law, or (ii) to solicit additional proxies and votes in favor of the Share Issuance if sufficient votes to constitute the Parent Stockholder Approval have not been obtained; provided that unless otherwise agreed by the parties, the Parent Stockholders’ Meeting may not be postponed or adjourned to a date that is more than 10 days after the date for which the then most-recent Parent Stockholders’ Meeting was scheduled (excluding any adjournments or postponements required by applicable Law). Parent will, except in the case of a Parent Adverse Recommendation Change, through the Parent Board, recommend that its stockholders approve the Share Issuance and will use reasonable best efforts to solicit from its stockholders proxies in favor of the Share Issuance and to take all other action necessary or advisable to secure the vote or consent of its stockholders required by the rules of Nasdaq or applicable Laws to obtain such approvals.

(e)           The Company and Parent will use their respective reasonable best efforts to hold the Company Stockholders’ Meeting and the Parent Stockholders’ Meeting on the same date and at the same time.

(f)            Parent shall use its reasonable best efforts to cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date. Parent shall cause the Company’s securities to be de-listed from Nasdaq and de-registered under the Exchange Act as promptly as practicable following the Effective Time. Parent shall also use its reasonable best efforts to obtain all necessary state securities law or “blue sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

(g)           Each of the Company and Parent shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and (to the extent reasonably available to the applicable Party) stockholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of the Company, Parent or any of their respective Subsidiaries, to the SEC or Nasdaq in connection with the transactions contemplated by this Agreement, including the Form S-4 and the Joint Proxy Statement/Prospectus. In addition, each of the Company and Parent shall use its reasonable best efforts to provide information concerning it necessary to enable the Company and Parent to prepare required pro forma financial statements and related footnotes in connection with the preparation of the Form S-4 and/or the Joint Proxy Statement/Prospectus.

Section 5.7          Regulatory Approvals; Efforts; Third-Party Consents.

(a)           Subject to the terms and conditions of this Agreement, prior to the Closing, Parent, the Merger Subs and the Company shall take, or cause to be taken, all actions, and do, or cause to be done, all things necessary, proper or advisable under this Agreement and any applicable Antitrust Laws, including the HSR Act, to consummate and make effective, as promptly as practicable after the Original Agreement Date and in any event prior to the End Date, the Merger, including (A) preparing and filing all documentation to effect all necessary and advisable filings, notifications, notices, petitions, statements, registrations, submissions of information, applications and other documents (including any required or recommended filings under applicable Antitrust Laws) that are or may become necessary, proper or advisable in connection with the consummation of the transactions contemplated by this Agreement, (B) satisfying the conditions to consummating the Merger, (C) defending any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the transactions contemplated by this Agreement, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity vacated or reversed, (D) taking all actions necessary to obtain (and cooperating with each other in obtaining) as promptly as practicable any consent, authorization, Order or approval of, or any exemption by, or to avoid an investigation, action, proceeding or other challenge of the legality of the transactions contemplated by this Agreement by, any Governmental Entity required to be obtained or made by Parent, the Merger Subs, the Company or any of their respective Subsidiaries in connection with the Merger or the taking of any action contemplated by this Agreement (collectively, “Regulatory Approvals”), and (E) executing and delivering any additional instruments necessary to consummate the Merger and to fully carry out the purposes of this Agreement. Additionally, each of Parent, the Merger Subs and the Company and any of their respective Affiliates shall not take any action after the Original Agreement Date that would reasonably be expected to (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, the expiration, termination or waiver of any applicable waiting period pursuant to the HSR Act, or any other Regulatory Approval necessary to consummate the transactions contemplated hereby, (ii) materially increase the risk of any Governmental Entity entering an injunction or Order prohibiting the consummation of the transactions contemplated hereby or (iii) materially increase the risk of not being able to remove any such injunction or Order on appeal or otherwise.

(b)           In furtherance and not in limitation of, and in addition to, the provisions of Section 5.7(a), each Party shall file, as soon as practicable and advisable after the Original Agreement Date, all notices, reports and other documents required to be filed by such party with any Governmental Entity with respect to the Merger and the other transactions contemplated by this Agreement, and shall submit as promptly as reasonably practicable any additional information requested by any such Governmental Entity. Without limiting the generality of the foregoing, each of Parent and the Company shall, in consultation and cooperation with the other: (i) within 10 Business Days after the Original Agreement Date (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the notifications required under the HSR Act; (ii) within 10 Business Days after the date of this Agreement (or such other date as may be mutually agreed to by Parent and the Company), prepare and file the antitrust filing for review (including the pre-acceptance review) by the State Market Administration and Regulation of China that is required under Chinese Anti-Monopoly Law; and (iii) as promptly as practicable and advisable after the Original Agreement Date, but in no event later than as required by applicable Antitrust Laws, prepare and file, or pre-file with regard to any Governmental Entity that requires such pre-filing prior to any formal filing of, all other notifications required under any other Antitrust Laws. Parent and the Company shall respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any state attorney general, antitrust authority or other Governmental Entity in connection with antitrust or related matters. Neither Party shall extend any waiting period under the HSR Act or other Antitrust Laws without, or enter into any agreement with the Federal Trade Commission or the United States Department of Justice or any other Governmental Entity that would restrain, delay or prevent the consummation of the transactions contemplated by this Agreement except with, the prior written consent of the other Parties (which shall not be unreasonably withheld, conditioned or delayed).

(c)           Without limiting the generality of Parent’s and the Company’s undertakings pursuant to Section 5.7(a), Parent and its Affiliates shall take any and all steps and agree to any and all regulatory remedies or commitments necessary to avoid or eliminate each and every impediment under any applicable Antitrust Laws that may be asserted by any Governmental Entity so as to enable the Parties to close the Merger as promptly as practicable, and in any event prior to the End Date. Notwithstanding the foregoing or anything else herein to the contrary, none of Parent and its Affiliates shall be required to take any steps or agree to any regulatory remedies or commitments that may be necessary to avoid or eliminate any impediment under any applicable Antitrust Law that may be asserted by the People’s Republic of China or any of its related Governmental Entities (a “Chinese Governmental Entity”) other than (i) a regulatory remedy or commitment to sell, divest, license, enter or alter contracts relating to, otherwise dispose of, or agree to any behavioral commitments relating to, all or a portion of the business and operations of Parent and its Subsidiaries that is described as the “Lasers” business segment in Parent’s Form 10-K for the fiscal year ended June 27, 2020 (“Parent’s Lasers Business”) (it being understood that, for the avoidance of doubt, if there are any assets or personnel or other element of any business or operations that are used in, servicing, or otherwise facilitating both Parent’s Lasers Business and any other business or operations of Parent or any of its Subsidiaries (a “Mixed Use Element”), then Parent and its Subsidiaries shall not be required to sell or divest any such Mixed Use Element if such sale or divestiture would materially impair any other business or operations of Parent or any of its Subsidiaries outside of Parent’s Lasers Business, and (ii) any other actions with respect to the combined businesses of Parent and the Company and their respective Subsidiaries’ businesses and operations, taken as a whole, in China that are unrelated to lasers (the “Combined Non-Laser China Business”) that are necessary or advisable, including any other regulatory remedy or commitment, or commitments with third parties, including divestitures or behavioral commitments, that would not materially impair the Combined Non-Laser China Business, but excluding any sale, divestiture or license of any material Intellectual Property that is used in, or otherwise an element of, the Combined Non-Laser China Business.

(d)           Parent and the Company shall each keep the other apprised of the status of matters relating to the completion of the Merger and work cooperatively in connection with obtaining all required Regulatory Approvals undertaken or in the defending of any lawsuits or legal proceedings challenging the consummation of the Merger pursuant to the provisions of this Section 5.7. In that regard, prior to the Closing, each Party shall (i) consult with the other in good faith prior to taking a position with respect to any filing required or advisable under Section 5.7(a) and Section 5.7(b); (ii) permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any analyses, appearances, presentations, memoranda, letters, responses to requests, briefs, white papers, arguments, opinions and proposals before making or submitting any of the foregoing to any Governmental Entity by or on behalf of any party in connection with any such filing or any lawsuits or legal proceedings in connection with this Agreement or the transactions contemplated hereby; (iii) coordinate with the other in preparing and exchanging such information; (iv) promptly provide the other party’s counsel with copies of all filings, notices, analyses, presentations, memoranda, letters, responses to requests, briefs, white papers, opinions, proposals and other submissions (and a summary of any oral presentations) made or submitted by such party with or to any Governmental Entity in connection with any filing required by Section 5.7(a) and Section 5.7(b) in connection with this Agreement or the transactions contemplated hereby; and (v) consult with the other Party in advance of any meeting, video conference or teleconference with any Governmental Entity or, in connection with any proceeding by a private party seeking to delay or prevent the consummation of the Merger, with respect to such party, and to the extent not prohibited by the Governmental Entity or applicable Law, give the other Party the opportunity to attend and participate in such meetings, video conferences and teleconferences. Each Party shall furnish the other Party with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Entity or third party with respect to this Agreement and the Merger and furnish the other Party with such necessary information and reasonable assistance as the other Party may reasonably request in connection with its preparation of necessary filings or submissions of information to any such Governmental Entity; provided, however, that materials provided pursuant to this Section 5.7 may be redacted (i) to remove references concerning the valuation of the Company and the Merger or other confidential information, (ii) as necessary to comply with contractual arrangements, and (iii) as necessary to address reasonable privilege concerns, and the Parties may reasonably designate any competitively sensitive or any confidential business material provided to the other under this Section 5.7(d) as “counsel only” or, as appropriate, as “outside counsel only.”

(e)           Notwithstanding anything herein to the contrary, Parent and the Company shall cooperate in good faith to jointly develop a strategy for obtaining all necessary Regulatory Approvals; provided that each Party shall, in good faith, take into consideration the other Party’s view regarding the strategies including, to the extent practicable and permitted by applicable Law, advance notice, discussion and consideration of any suggestions or comments of the other Party, prior to any material interaction with any Governmental Entity in connection with a Regulatory Approval; provided, further, that, in the event of any disagreement between Parent and the Company with respect to the strategy for obtaining all necessary Regulatory Approvals, the decisions and strategies of Parent shall control and the Company shall cooperate in good faith to implement Parent’s chosen strategy.

(f)            Each of Parent and the Company shall, and shall cause its Subsidiaries to, use their respective reasonable best efforts to obtain, and the other Party shall use its reasonable best efforts to cooperate with the requesting Party to obtain, any third-party consent or approval (other than the Regulatory Approvals) (collectively, “Third-Party Consents”) that are necessary or desirable for consummation of the transactions contemplated by this Agreement; provided, however, that notwithstanding anything to the contrary in this Agreement, (i) none of the Company and its Subsidiaries nor Parent and its Subsidiaries shall be obligated to obtain any Third-Party Consents, or pay any fees in connection therewith, pursuant to this Agreement and (ii) the conditions to the obligations of Parent and the Merger Subs, on the one hand, and the Company, on the other hand, to consummate the Merger set forth in Section 6.3 and Section 6.2, respectively, shall not be deemed to include the obtaining of any Third-Party Consents.

(g)           In the event Parent or the Company obtains knowledge of the other party having breached any covenant or agreement contained in this Section 5.7, or becomes aware of any actions of failure to act on the part of the other party that they believe could constitute a breach of any covenant or agreement contained in this Section 5.7, then Parent or the Company, as applicable, shall promptly send written notice to the other party of such breach or such action or failure to act.

Section 5.8          Takeover Statutes. If any Takeover Laws may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Parties and the members of their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate or minimize the effects of any Takeover Law on the transactions contemplated hereby.

Section 5.9          Public Announcements. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each Party shall consult with the other before issuing any press release or public statement with respect to the Merger or the transactions contemplated thereby and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to obtaining the consent of the other Party. Parent and the Company agree to issue a materially acceptable initial joint press release announcing this Agreement.

Section 5.10       Indemnification and Insurance.

(a)           Parent and the Merger Subs agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time (including any matters arising in connection with the transactions contemplated hereby), whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of the current or former directors, officers or employees (or their functional equivalent), as the case may be, of the Company or its Subsidiaries as provided in their respective certificate of incorporation or bylaws or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six years from the Effective Time, Parent and the Surviving Corporation shall maintain in effect (to the fullest extent permitted under applicable Law) any and all exculpation, indemnification and advancement of expenses provisions of the Company’s and any of its Subsidiaries’ certificate of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time (to the extent and for so long as such entities remain in existence following the Effective Time) or in any indemnification agreements of the Company or its Subsidiaries with any of their respective current or former directors, officers or employees (or their functional equivalent) in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Corporation’s organizational documents in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees (or their functional equivalent) of the Company or any of its Subsidiaries; provided, however, that all rights to indemnification and exculpation in respect of any Action pending or asserted or any claim made within such period shall continue until the disposition of such Action or resolution of such claim.

(b)           The Surviving Corporation shall, and Parent shall cause the Surviving Corporation to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each current and former director, officer or employee (or their functional equivalent) of the Company or any of its Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Company or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”), in each case against any costs or expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking consistent with the Company Organizational Documents and applicable Law to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened written claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred whether commenced before, at or after the Effective Time (including any matters arising in connection with the transactions contemplated hereby and including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Company). In the event of any such Action, the Surviving Corporation shall reasonably cooperate with the Indemnified Party in the defense of any such Action.

(c)           For a period of six years from the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, and the Surviving Corporation shall maintain in effect, the coverage provided by the directors’ and officers’ liability insurance and fiduciary liability insurance maintained by or for the benefit of the Company and its Subsidiaries as of the Effective Time (the “D&O Insurance”) or provide substitute policies for the Company, its Subsidiaries and the persons who are covered by the D&O Insurance, in either case, with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided, however, that Parent shall not be required to pay annual premiums in excess of 350% of the last aggregate annual premium paid by the Company for the D&O Insurance (the “Maximum Amount”); provided, further, that if such insurance is not available or the aggregate annual premium for such insurance exceeds the Maximum Amount, Parent shall cause the Surviving Corporation to obtain, and the Surviving Corporation shall obtain, the best coverage available for a cost not exceeding the Maximum Amount. In lieu thereof, at or prior to the Effective Time, (i) the Company may, in its sole discretion, or (ii) Parent may, in each case, at Parent’s cost, purchase directors’ and officers’ liability and fiduciary liability “tail” insurance with terms, conditions, retentions and limits of liability that are not less favorable than the D&O Insurance, and that is otherwise reasonably satisfactory to the Company, with respect to acts or omissions occurring or alleged to have occurred at or prior to the Effective Time, including the transactions contemplated hereby; provided that in no event shall the cost of such “tail” insurance, if purchased by the Company, exceed the Maximum Amount and, if such “tail” insurance is purchased, Parent shall have no further obligations under this Section 5.10(c).

(d)           Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.10.

(e)           The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other applicable rights such Indemnified Party may have under the certificate of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.

(f)            The obligations of Parent and the Surviving Corporation under this Section 5.10 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.10 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.10 applies shall be third-party beneficiaries of this Section 5.10 and (ii) this Section 5.10 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Corporation and their respective successors and assigns.

(g)           In the event the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any person, then and in each such case, the Surviving Corporation shall cause proper provision to be made so that the successors and assigns of the Surviving Corporation assume, succeed to and are bound by the obligations set forth in this Section 5.10.

Section 5.11       Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its and its Subsidiaries’ operations.

Section 5.12       Section 16 Matters. Prior to the Effective Time, Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Common Stock (including derivative securities with respect to Company Common Stock) or acquisitions of shares of Parent Common Stock (including derivative securities with respect to Parent Common Stock) resulting from the Merger by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Company or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.13       Transaction Litigation. The Company shall promptly notify Parent of any stockholder litigation or other Action arising from this Agreement or the Merger that is brought against the Company or members of the Company Board or any officer of the Company (“Transaction Litigation”) and shall keep Parent reasonably informed regarding any Transaction Litigation. Without limiting the preceding sentence, the Company shall give Parent (a) the opportunity to review and comment on all Filings or responses to be made by the Company in connection with any Transaction Litigation, and the Company shall consider any such comments in good faith, and (b) the opportunity to consult on any settlement, understanding or other agreement with respect to any Transaction Litigation. In no event shall any settlement with respect to Transaction Litigation be agreed, or offered, without Parent’s prior written consent (which consent shall not be unreasonably withheld, conditioned, or delayed).

Section 5.14       Nasdaq Listing. Parent shall cause the shares of Parent Common Stock to be issued in the Merger to be approved for listing on Nasdaq, subject to official notice of issuance, prior to the Closing Date.

Section 5.15       Company Indebtedness.

(a)           The Company and its Subsidiaries shall use reasonable best efforts to deliver to Parent and the Merger Subs no later than three Business Days prior to the Closing Date a payoff letter (i) with respect to that certain Credit Agreement, dated as of November 7, 2016 (as amended, restated, supplemented, refinanced, renewed, replaced, extended or otherwise modified from time to time, the “Company Credit Agreement”), by and among the Company, as borrower, the financial institutions and other parties thereto from time to time, and Barclays Bank PLC, as administrative agent, to the extent requested by Parent, and (ii) with respect to any other third-party indebtedness for borrowed money of the Company or any of its Subsidiaries, individually, in excess of $10,000,000 (in terms of aggregate facility-size), to the extent requested by Parent in a written notice delivered to the Company no later than 30 days prior to the Closing Date (any such indebtedness specified in writing pursuant to this clause (ii), the “Additional Indebtedness” and the date the Company receives any such specified written notice with respect to any Additional Indebtedness, the “Additional Indebtedness Date”) ((i) and (ii), collectively, the “Closing Date Indebtedness”) providing for (A) the satisfaction and release of all of the Company and its Subsidiaries’ liabilities and obligations (including all indebtedness for borrowed money of the Company and its Subsidiaries outstanding as of the Closing Date, but excluding any obligations that are expressly provided to survive termination) under the definitive documentation governing the Closing Date Indebtedness (the “Company Credit Documents”), (B) the termination of the Company Credit Documents, and (C) the release of all Liens, if applicable, held pursuant to the Company Credit Documents (collectively, the “Company Indebtedness Payoff”), in form and substance customary for transactions of the type contemplated by this Agreement; provided that (A) in no event shall this Section 5.15(a) (x) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (y) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff, (B) the definition of “Closing Date Indebtedness” shall not include Additional Indebtedness (and such indebtedness shall not be required to be repaid and/or terminated, none of the related Liens and/or guarantees shall be required to be released or terminated and no notices of prepayment submitted) or subject to this Section 5.15 to the extent such Additional Indebtedness requires prior notice of prepayment or termination to be delivered and the time between the Additional Indebtedness Date and the Closing Date does not allow for such notice to be practically delivered or any such notice is irrevocable and the prepayment or termination contemplated thereby cannot be made subject to the occurrence of the Closing, (C) any payoff letter with respect to any Additional Indebtedness shall be in form and substance customary for such type of Additional Indebtedness and (D) notwithstanding anything to the contrary contained in this Section 5.15, the Company and its Subsidiaries shall not be required to take any action with respect to any Additional Indebtedness that, in the good faith determination of the Company, is not administratively feasible or would be unreasonably administratively burdensome to the Company and its Subsidiaries or would unreasonably interfere with the conduct of the Company’s business in any material respect.

(b)           Subject to the limitations set forth in Section 5.15(a), to the extent requested by Parent and to the extent applicable, the Company and its Subsidiaries shall use reasonable best efforts to deliver notices of prepayment within the time periods required by the relevant Company Credit Documents governing any Closing Date Indebtedness and obtain customary Lien terminations and instruments of discharge to be delivered at the Closing with respect to any such Closing Date Indebtedness; provided that in no event shall this Section 5.15(b) (i) require the Company or any of its Subsidiaries to cause the Company Indebtedness Payoff unless the Closing has occurred or (ii) require the Company or any of its Subsidiaries to pay any fees, incur or reimburse any costs or expenses, or otherwise provide any funds required to effect any or all of the Company Indebtedness Payoff.

(c)           Parent shall cause the Company Indebtedness Payoff to occur on the Closing Date, subject to the occurrence of the Closing.

Section 5.16       Employee Matters.

(a)           For a period commencing on the Closing Date and ending on the first anniversary of the Closing Date (the “Continuation Period”), each employee of the Company or its Subsidiaries who remains employed by Parent or its Affiliates (each, a “Continuing Employee”) shall receive from Parent (or its applicable Affiliate) (i) at least the same base salary that was provided to such Continuing Employee immediately prior to the Closing Date; (ii) target total direct compensation (i.e., base salary, target annual bonus opportunity, and long-term equity incentive opportunity) that is at least as favorable in the aggregate as the target total direct compensation in effect for such Continuing Employee immediately prior to the Closing Date; and (iii) other compensation and employee benefits (excluding those contemplated by clauses (i) and (ii), defined benefit pension, nonqualified deferred compensation, post-termination or retiree health or welfare, and severance (which is covered in Section 5.16(b))) that are substantially as favorable in the aggregate as the compensation and benefits provided to similarly situated employees of Parent or its Affiliates or, if more favorable, provided to such Continuing Employee by the Company under the Company Benefit Plans or otherwise under any applicable collective bargaining agreement or other labor-related agreement or arrangement applicable to such Continuing Employee immediately prior to the Closing Date.

(b)           Any Continuing Employee whose employment is terminated other than for cause during the Continuation Period shall be entitled to receive the severance payments and benefits that Parent provides to similarly situated employees of Parent or its Affiliates or, if more favorable, such Continuing Employee would have been entitled to receive from the Company and its Affiliates under its applicable written severance plans and policies as in effect immediately prior to the Closing and that are scheduled on Section 5.16(b) of the Company Disclosure Letter, subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C); provided that, to the extent such Continuing Employee holds Converted RSUs, such Converted RSUs shall vest in accordance with the terms of Section 2.4(c) or, if more favorable, and subject to the limitation for CIC Plan participants in Section 5.1(b)(x)(C), the terms of any vesting acceleration provided for in any plan or arrangement maintained by the Company, Parent or any of their respective Subsidiaries or any agreement between the Company, Parent or any of their respective Subsidiaries, on the one hand, and any Continuing Employee, on the other hand.

(c)           Each individual who is employed by the Company or any of its Affiliates as of immediately prior to the Closing and is a participant in a cash bonus or short-term incentive program maintained by the Company or any of its Affiliates for the year in which the Closing occurs shall be eligible to receive a cash bonus based on the higher of the target level achievement and actual level of achievement of the applicable performance criteria in effect immediately prior to the Closing, determined immediately prior to the Closing by the Compensation Committee of the Company Board in its reasonable discretion based on its assessment of such performance criteria, which bonus shall be pro-rated based on the number of days in the applicable performance period that have elapsed as of the Closing. Any such bonus shall be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date (in each case, unless prohibited by Section 409A of the Code, in which case, it shall be paid on the earliest date permitted by Section 409A of the Code). Following the Closing, Continuing Employees will be eligible to participate in Parent’s cash bonus or short-term incentive programs on a pro-rated basis for the remainder of Parent’s fiscal year in which the Closing occurs.

(d)           Parent shall, and shall cause any of its applicable Affiliates to (i) waive all limitations as to any preexisting condition or waiting periods in its applicable welfare plans with respect to participation and coverage requirements applicable to each Continuing Employee under any welfare plans that such Continuing Employee may be eligible to participate in after the Closing and (ii) credit each Continuing Employee for any copayments, deductibles, offsets or similar payments made under a Company Benefit Plan during the plan year that includes the Closing for purposes of satisfying any applicable copayment, deductible, offset or similar requirements under the comparable plans of Parent or any of its Affiliates. As of the Closing, Parent shall, or shall cause its applicable Affiliates to, credit to Continuing Employees the amount of vacation time that such employees had accrued under any applicable Company Benefit Plan as of the Closing, in each case, insofar as not prohibited by applicable Law. In addition, as of the Closing, Parent shall, and shall cause its applicable Affiliates to give Continuing Employees full credit for purposes of eligibility, vesting and determination of level of benefits under any employee benefit and compensation plans or arrangements (including for purposes of vacation and severance but excluding for any purpose benefits under defined benefit plans, nonqualified deferred compensation, post-termination or retiree medical plans or frozen or grandfathered benefit plans) maintained by Parent or its applicable Affiliates that such Continuing Employees may be eligible to participate in after the Closing for such Continuing Employees’ service with the Company or any of its Subsidiaries to the same extent that such service was credited for purposes of any comparable Company Benefit Plan immediately prior to the Closing, except, in each case, to the extent such treatment would result in duplicative benefits.

(e)           Notwithstanding anything to the contrary contained herein, from and after the Closing Date, Parent shall cause the Company to honor, in accordance with their terms without giving effect to any amendments thereto after the Closing Date, all payments, benefits and obligations under any employment, change in control and severance plans, agreements and arrangements of the Company and its Affiliates that are set forth on Section 5.16(e) of the Company Disclosure Letter.

(f)            The occurrence of the Closing shall be deemed to be a change in control (or a similar term) under all Company Benefit Plans.

(g)           The Company shall terminate, effective as of the day immediately preceding the date the Company becomes a member of the same Controlled Group of Corporations (as defined in Section 414(b) of the Code) as Parent, any and all 401(k) plans maintained by the Company or any of its Subsidiaries (the “Company Qualified Plans”) and any Company Benefit Plan listed on Section 5.16(g) of the Company Disclosure Letter, unless Parent provides written notice to the Company that such Company Benefit Plan(s) shall not be terminated at least 10 Business Days prior to the Closing Date. In such event, prior to the Closing Date and thereafter (as applicable), the Company and Parent shall take any and all action as may be required, including amendments to a U.S. tax-qualified defined contribution plan maintained by Parent or one of its Subsidiaries (each, a “Parent Qualified Plan”), to vest all account balances in the terminated Company Qualified Plans and permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) in cash or notes (representing plan loans from the Company Qualified Plan) in an amount equal to the eligible rollover distribution portion of the account balance distributable to such Continuing Employee from such Company Qualified Plan to the corresponding Parent Qualified Plan. If the Company Qualified Plan is terminated as described herein, (i) the Continuing Employees shall be eligible to participate in a Parent Qualified Plan as soon as practicable following the Closing Date and (ii) the Company shall provide Parent evidence that the Company Qualified Plans have been terminated pursuant to resolutions of the Company Board or the board of directors of its Subsidiaries, as applicable. The form and substance of such resolutions shall be subject to the reasonable review and approval of Parent, which shall not be unreasonably withheld or delayed. The Company and Parent shall use their respective reasonable best efforts to take whatever actions are needed to cause each Continuing Employee to be immediately eligible, as of the Closing Date, to receive matching contributions consistent with the plan terms under the tax-qualified defined contribution plan in which such Continuing Employee is eligible to participate from and after the Closing, and provided that, and subject to compliance with applicable Law, the total matching contributions payable to a Continuing Employee for the calendar year in which the Closing Date occurs shall not exceed the maximum amount of matching contributions that such Continuing Employee otherwise could have received from the Company had such Continuing Employee been participating in such tax-qualified deferred contribution plan for the full calendar year.

(h)           Effective as of the Closing, the Company shall pay to each “exempt” employee (within the meaning of the Fair Labor Standards Act, as amended) located in North America an amount equal to such employee’s accrued or credited but unused vacation time. To the extent not paid at the Closing, Parent shall cause such amounts to be paid to the applicable employee no later than the next payroll of the Company or the applicable Affiliate employing such employee that occurs following the Closing Date and, in any event, no later than 20 days following the Closing Date.

(i)            Notwithstanding anything to the contrary set forth in this Agreement, this Section 5.16 will not be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Company or any of their respective Subsidiaries to terminate any Continuing Employee; (ii) subject to the limitations and requirements specifically set forth in this Section 5.16, require Parent, the Company or any of their respective Subsidiaries to continue any Company Benefit Plan or prevent the amendment, modification or termination thereof after the Effective Time; (iii) create any third-party beneficiary rights in any person, including any Continuing Employee of the Company or its Subsidiaries; or (iv) establish, amend or modify any benefit plan, program, agreement or arrangement.

(j)            Prior to the Closing, the Company shall, and shall cause its Subsidiaries to, comply with any notice or consultation requirement under any collective bargaining agreement, works council agreement or similar labor-related agreement with respect to the Merger.

Section 5.17       Financing.

(a)           Debt Financing. Parent shall take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to arrange, obtain and complete the Debt Financing on or before the Closing Date on the terms and conditions described in the Debt Financing Commitment (as amended, supplemented, modified, replaced, terminated, reduced or waived in accordance with Section 5.17(f)), including by:

(i)         complying with, maintaining in effect and enforcing the Debt Financing Commitment, and, once entered into, the Financing Agreements with respect thereto;

(ii)        negotiating Financing Agreements with respect to the Debt Financing on the terms and conditions contained in the Debt Financing Commitment (including any “flex” provisions) or on other terms reasonably acceptable to Parent and not in violation of Section 5.17(f);

(iii)       satisfying on a timely basis (or obtaining the waiver of) all conditions applicable to the Debt Financing in the Debt Financing Commitment and any Financing Agreements with respect thereto, in each case, that are within the control of Parent or any of its Subsidiaries; and

(iv)        in the event of a failure to fund (or threatened failure to fund) by the Commitment Parties in accordance with the Debt Financing Commitment that prevents, impedes or delays the Closing, enforcing its rights under the Debt Financing Commitment and any Financing Agreements with respect thereto.

(b)           Company Support.

(i)         Prior to the Closing Date, the Company will, and will cause its Subsidiaries to, use reasonable best efforts, and will use reasonable best efforts to cause its and their respective Representatives to use reasonable best efforts, in each case, to provide Parent and its Subsidiaries with all cooperation reasonably requested in writing by Parent to assist it in causing the conditions set forth in the Debt Financing Commitment to be satisfied or as is otherwise reasonably requested in writing by Parent in connection with the Debt Financing and/or any permitted replacement, or amended, modified or alternative, financing (including, solely for purposes of this Section 5.17(b), one or more debt or capital markets (including private placement) financings, including any issuance of equity, equity-linked securities or securities that are not equity-linked, to be issued or incurred in addition to or in lieu of the financing contemplated by the Debt Commitment Letter or pursuant to any “market flex” or securities demand provisions of the Fee Letters) (together with the Debt Financing, any such financing, the “Financing”), including:

(A)         causing its management team, with appropriate seniority and expertise, to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions (including with the Company’s auditors), drafting sessions and sessions with lenders, investors and rating agencies, in each case in connection with the Financing and at times and locations mutually agreed and reasonably coordinated in advance (it being understood that any such meetings, presentations, road shows and sessions may be by conference call or video conference);

(B)         reasonably cooperating with the syndication and marketing efforts of Parent and its Financing Sources in connection with the Financing, including assisting Parent and any Financing Sources with the preparation of appropriate and customary materials for rating agency presentations (and assisting in the obtaining of corporate credit and corporate family ratings from any ratings agencies), bank information memoranda, road show materials, offering memoranda, prospectuses, registration statements and other customary marketing materials required in connection with the Financing; provided that any such documents in relation to securities shall not be issued by the Company or any of its Subsidiaries; provided, further, that any rating agency presentations, offering documents, bank information memoranda, private placement memoranda, prospectuses and similar documents required in connection with the Financing shall reflect the Surviving Corporation and/or its Subsidiaries as the obligors;

(C)         assisting Parent in connection with the preparation and registration of any pledge and security documents or other documents relating to the pledge of collateral, indentures, supplemental indentures, currency or interest rate hedging agreements, credit agreements and other definitive financing documents as may be reasonably requested in writing by Parent or the Financing Sources (including using reasonable best efforts to facilitate obtaining from the Company’s auditors consents of such auditors for use of their reports in any materials relating to the Financing and comfort letters from such auditors, in each case as reasonably requested in writing by Parent or the Financing Sources), and otherwise reasonably facilitating the pledging of collateral, including using reasonable best efforts to arrange for the delivery of stock certificates of the Company’s Subsidiaries (if applicable), and the granting of security interests in respect of the Financing, it being understood that such documents will not take effect until the Closing Date;

(D)         to the extent required in connection with the Financing, furnishing Parent, as promptly as practicable following Parent’s request in writing, with (1) (x) the financial statements of the Company and its Subsidiaries set forth in clauses (1) and (2) of paragraph 8 of Exhibit C of the Debt Commitment Letter and (y) to the extent reasonably available to the Company, the historical financial information regarding the Company and its Subsidiaries necessary to permit Parent to satisfy the condition set forth in clause (3) of paragraph 8 of Exhibit C of the Debt Commitment Letter (or any analogous section in any amendment, modification, supplement, restatement or replacement thereof to the extent not exceeding the scope of the requirements set forth in the Debt Financing Commitment in effect on the date hereof), (2) (x) all other historical financial statements, historical financial data and related audit reports of the Company’s auditors for the Company and its Subsidiaries of the type that would be required by Regulation S-X promulgated by the SEC and (y) all other information regarding the Company and its Subsidiaries of the type that would be required by Regulation S-K promulgated by the SEC, in each case, for a registered public offering of securities (whether equity, equity-linked securities or securities that are not equity-linked) on Form S-3 or a private placement of debt securities under Rule 144 promulgated under the Securities Act, by Parent to finance an acquisition of the Company and its Subsidiaries, in each case to the extent reasonably available to the Company, (3) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as may be reasonably requested in writing by Parent (x) to the extent that such information is of the type and form customarily included in a prospectus, registration statement or offering memorandum for the issuance of securities (whether equity, equity-linked securities or securities that are not equity-linked) pursuant to a registration statement filed with the SEC, an offering pursuant to Rule 144A promulgated under the Securities Act or an offering pursuant to some other exemption under the Securities Act, including historical financial statements of the Company necessary to prepare pro forma financial statements for historical periods, or (y) is otherwise necessary to receive from the Company’s independent accountants customary “comfort” (including “negative assurance” comfort), together with drafts of customary comfort letters that such independent accountants are prepared to deliver, subject to completion of customary procedures, upon the “pricing” of any securities (whether equity, equity-linked securities or securities that are not equity-linked), and the closing of the offering thereof with respect to the historical financial information of the Company and its Subsidiaries to be included in such prospectus, registration statement or offering memorandum, and (4) such other pertinent and customary and reasonably available information regarding the Company and its Subsidiaries as is necessary or customary and as may be reasonably requested in writing by Parent for use in connection with any confidential information memorandum and any bank presentation used for the syndication of the Debt Financing or other Financing (it being understood that for purposes of this Section 5.17(b)(i), Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of any pro forma financial statements and any other pro forma information, including any pro forma adjustments) (all such information and documents in clauses (1)(x), (2)(x) and (3)(y) of this Section 5.17(b)(i)(D), but other than any Excluded Information, the “Required Financial Information”);

(E)          no less than three Business Days prior to the Closing Date, furnishing Parent and the Financing Sources with all documentation and other information about the Company and its Subsidiaries as is reasonably requested in writing by the Financing Sources at least 10 Business Days prior to the Closing Date and that is required by regulatory authorities pursuant to applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT Act of 2001;

(F)          as promptly as reasonably practical following Parent’s request in writing, furnishing Parent and the Financing Sources with such information as may be reasonably necessary for the Required Financial Information to remain Compliant;

(G)         delivery of customary authorization letters that authorize a distribution of the confidential information memorandum to prospective lenders, which letters shall contain a customary “10b-5” representation by the Company with respect to the Company and its Subsidiaries and contain a representation that the public-side version does not include material non-public information about the Company and its Subsidiaries or their securities (provided that the Company shall be provided with a reasonable opportunity to review and comment on the disclosure with respect to the Company and its Subsidiaries contained in such confidential information memorandum); and

(H)         taking all corporate and other actions, subject to the occurrence of the Closing, reasonably requested in writing by Parent or any of its Subsidiaries and necessary and customary to permit the consummation of the Financing.

(ii)       Notwithstanding the provisions of Section 5.17(b)(i) or any other provision of this Agreement, nothing in this Agreement will require the Company or any of its Subsidiaries to: (A) waive or amend any terms of this Agreement or agree to pay any fees, reimburse any expenses or incur any other liability in connection with the Financing prior to the Closing Date unless it has received prior reimbursement or is otherwise indemnified by Parent in accordance with Section 5.17(e) hereof; (B) require the Company or any of its Subsidiaries, or any director or manager on any of their respective boards of directors or managers (or equivalent bodies), to approve or authorize the Financing unless Parent shall have determined that such directors and managers (or members of equivalent bodies) are to remain as directors and managers (or members of equivalent bodies) of the Company or such Subsidiary on and after the Closing Date and such resolutions are contingent upon the occurrence of, or only effective as of, the Closing or enter into any definitive agreement, certificate, instrument or other document (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G)) the effectiveness of which is not conditioned on the Closing Date; (C) give any indemnities that are effective prior to the Closing Date; (D) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of its business in any material respect or create an unreasonable risk of damage or destruction to any material property or assets of the Company or any of its Subsidiaries; (E) provide any information the disclosure of which is prohibited or restricted under applicable Law, is legally privileged or would result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any obligation of confidentiality (not created in contemplation hereof) binding on the Company or any of its Subsidiaries; (F) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any material agreement to which the Company or any of its Subsidiaries is a party; (G) take any action that would cause any representation or warranty in this Agreement to be breached or become inaccurate (unless such breach or inaccuracy is waived by Parent); (H) cause any director, officer, employee or stockholder of the Company or any of its Subsidiaries to incur any personal liability; (I) require the Company or any of its Subsidiaries or any of their Representatives to deliver any legal opinions or reliance letters (other than customary authorization letters required pursuant to Section 5.17(b)(i)(G)); (J) file or furnish any reports or information with the SEC in connection with the Financing, except, after consultation between Parent and the Company and their Representatives, the furnishing on Current Reports on Form 8-K by the Company of information included in documents with respect to such Financing to the extent required in order to satisfy the Company’s Regulation FD disclosure obligations; (K) prepare or provide any Excluded Information; or (L) change any fiscal period or accelerate the Company’s preparation of its SEC reports or financial statements to align with Parent’s fiscal periods. No person who is a director of the Company or any of its Subsidiaries at any time prior to the Closing (a “Pre-Closing Director”) shall be required to take any action to approve the Debt Financing and neither the Company nor any of its Subsidiaries shall be obligated to take any action that requires action or approval by any Pre-Closing Director of the Debt Financing.

(iii)      The Company will be deemed to be in compliance with Section 5.17(b)(i) and Section 5.15 unless and until (A) Parent provides written notice (the “Non-Cooperation Notice”) to the Company of any alleged failure to comply, or action or failure to act which could be believed to be a breach of Section 5.17(b)(i) or Section 5.15, (B) Parent includes in such Non-Cooperation Notice reasonable detail regarding the cooperation required to cure such alleged failure (which shall not require the Company to provide any cooperation that it would not otherwise be required to provide under Section 5.17(b)(i) or Section 5.15) and (C) the Company fails to take the actions specified on such Non-Cooperation Notice within five Business Days from receipt of such Non-Cooperation Notice.

(c)           Use of Logos. The Company hereby consents to the use of all logos of the Company or any of its Subsidiaries in connection with the Financing so long as such logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries, (ii) are used solely in connection with a description of the business of the Company and its Subsidiaries or the Merger and (iii) do not appear on the cover of any rating agency presentations, bank information memoranda and securities offering prospectuses or memoranda, road show presentations and similar documents used in connection with the Financing.

(d)           Confidentiality. All non-public or other confidential information provided by the Company or any of its Subsidiaries or any of their representatives pursuant to this Agreement will be kept confidential in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement, except that Parent or any of its Subsidiaries will be permitted to disclose such information to any Financing Sources or prospective financing sources and other financial institutions and investors that are or may become parties to the Financing and to any underwriters, initial purchasers or placement agents in connection with the Financing (and, in each case, to their respective counsel and auditors) so long as such persons are subject to confidentiality undertakings no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement.

(e)           Company Reimbursement and Indemnification.

(i)         Upon request by the Company, Parent shall promptly reimburse the Company for all reasonable and documented out-of-pocket costs and expenses (including reasonable and documented legal fees and expenses) incurred by the Company or any of its Subsidiaries in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15.

(ii)            Parent shall indemnify and hold harmless the Company, its Subsidiaries and each of their respective directors, officers, employees, agents and other Representatives, from and against any and all losses, damages, claims, interest, costs or expenses (including legal fees and expenses), awards, judgments, penalties and amounts paid in settlement suffered or incurred by any of them in connection with providing the support and cooperation contemplated by Section 5.17(b)(i) and/or Section 5.15 and any information utilized in connection therewith (other than information provided by the Company or any of its Subsidiaries).

(f)                 Subject to the terms and conditions of this Agreement, Parent shall not agree to or permit any amendment, supplement or other modification or replacement of, or any termination or reduction of, or grant any waiver of, any condition, remedy or other provision under the Debt Financing Commitment, in each case, without the prior written consent of the Company if such amendment, supplement, modification, replacement, termination, reduction or waiver would or would reasonably be expected to (i) reduce the aggregate amount of the Debt Financing below the amount required to consummate the Merger (taking into account other sources of funding (other than cash of the Company and its Subsidiaries)), (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the receipt of the Debt Financing, in each case, in a manner that would reasonably be expected to (A) materially delay or prevent the Closing, or (B) make the timely funding of the Debt Financing or the satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, or (iii) adversely impact in any material respect the ability of Parent or the Merger Subs to enforce its or their rights against the other parties to the Debt Financing Commitment; it being understood that notwithstanding the foregoing, Parent and its Subsidiaries may (1) consent to, replace or amend the Debt Financing Commitment to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Financing Commitment as of the date of this Agreement, (2) make or permit assignments and replacements of an individual lender under the Debt Financing Commitment in connection with the syndication of the Debt Financing, and/or (3) terminate or reduce the aggregate amount of the commitments under the Debt Financing Commitment (and enter into any amendments, modifications of supplements of the Debt Financing Commitment in connection therewith) if Parent and its Subsidiaries have a sufficient amount of available cash on hand from other sources (other than cash of the Company and its Subsidiaries) to make the representation set forth in Section 4.28 (as though made at the time of the effectuation of such amendment, supplement or modification). Promptly following any amendment, supplement, modification, replacement, termination, reduction or waiver of the Debt Financing Commitment in accordance with this Section 5.17(f), Parent shall deliver a copy thereof to the Company and (x) references herein to the “Debt Commitment Letter,” “Fee Letters,” and/or “Debt Financing Commitment” shall be deemed to include such documents as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f), and (y) references to “Debt Financing” shall include the financing contemplated by the Debt Financing Commitment as amended, supplemented, modified, replaced, terminated, reduced or waived in compliance with this Section 5.17(f).

(g)                Parent shall (i) give the Company prompt written notice of any default or material breach by any party of any of the Debt Financing Commitment or Financing Agreements related thereto or any termination or threatened termination thereof of which Parent or the Merger Subs has or have knowledge and (ii) otherwise keep the Company reasonably informed of the status of its efforts to arrange the Debt Financing.

(h)                Each of Parent and the Merger Subs acknowledges and agrees that the obtaining of the Debt Financing is not a condition to the Closing.

(i)                 Notwithstanding anything to the contrary contained herein, neither Parent nor any Affiliate of Parent may engage either Company Financial Advisor or any of their respective Affiliates to provide any portion of the Financing or to be any Financing Source of the Financing without the prior written consent of the Company, which may be withheld in the Company’s sole discretion.

Section 5.18            Merger Subs; Parent Vote.

(a)                During the period from the Original Agreement Date through the earlier of the Effective Time or the date of termination of this Agreement, the Merger Subs shall not engage in any activities of any nature except as provided in or contemplated by this Agreement.

(b)                Parent shall ensure that each of the Merger Subs duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities of each of the Merger Subs under this Agreement, and Parent shall be jointly and severally liable with the Merger Subs for the due and timely performance and satisfaction of each such covenant, obligation and liability.

(c)                Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DGCL and in its capacity as the sole stockholder of Merger Sub I, a written consent adopting this Agreement.

(d)                Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with the DLLCA and in its capacity as the sole member of Merger Sub II, a written consent adopting this Agreement.

Section 5.19            Subsidiary Director and Officer Resignations. The Company shall cause to be delivered to Parent prior to the Closing resignations, in form and substance reasonably satisfactory to Parent, executed by each director (or similar position) or officer of each Subsidiary of the Company, in each case, conditioned and effective upon the Effective Time; provided, however, that any such resignation by an officer shall not require or be considered to be a termination of employment from the Company or any of its Subsidiaries and shall not waive any rights or entitlements that such officers may have as employees under the CIC Plan or otherwise.

Article VI

CONDITIONS TO THE MERGER

Section 6.1               Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the fulfillment (or waiver by all Parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a)                Stockholder Approval. (i) The Company Stockholder Approval and (ii) the Parent Stockholder Approval shall have been obtained.

(b)                S-4 Effectiveness. The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

(c)                Listing Approval. The shares of Parent Common Stock to be issued in the Merger shall have been approved for listing on Nasdaq, subject to official notice of issuance.

(d)                No Legal Prohibition. No injunction by any court or other tribunal of competent jurisdiction shall have been entered and shall continue to be in effect and no Law shall have been adopted or be effective, in each case, that prohibits the consummation of the Merger.

(e)                Regulatory Approval. Any applicable waiting periods shall have expired or been terminated, and any approvals required shall have been obtained, in each case relating to the transactions contemplated by this Agreement under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter.

Section 6.2               Conditions to Obligation of the Company to Effect the Merger. The obligation of the Company to effect the Merger is further subject to the fulfillment (or waiver by the Company) at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties. (i) The representations and warranties of Parent and the Merger Subs set forth in Section 4.1(a), Section 4.2, Section 4.3(a), Section 4.23 and Section 4.25 shall be true and correct in all material respects both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date) and (ii) the other representations and warranties of Parent and the Merger Subs set forth in Article IV shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such earlier date), except with respect to this clause (ii) where the failure of such representations and warranties to be so true and correct (without regard to “materiality,” “Parent Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not, individually or in the aggregate, have a Parent Material Adverse Effect;

(b)                Performance of Obligations of Parent and the Merger Subs. Parent and the Merger Subs shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by them prior to the Effective Time;

(c)                No Parent Material Adverse Effect. Since the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Parent Material Adverse Effect; and

(d)                Closing Certificate. Parent shall have delivered to the Company a certificate, dated the Closing Date and signed by Parent’s Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.2(a), Section 6.2(b) and Section 6.2(c) have been satisfied.

Section 6.3               Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a)                Representations and Warranties. (i) The representations and warranties of the Company set forth in Section 3.2(a) shall be true and correct in all respects (except for only de minimis inaccuracies) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), (ii) the representations and warranties of the Company set forth in Section 3.1 (other than the second sentence of Section 3.1(b)), Section 3.2 (other than Section 3.2(a)), Section 3.3(a), Section 3.23 and Section 3.25 shall be true and correct in all material respects, both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), and (iii) the other representations and warranties of the Company set forth in Article III shall be true and correct both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of a different date, in which case as of such date), except with respect to this clause (iii) where the failure of such representations and warranties to be so true and correct (without regard to any qualifications or exceptions as to “materiality,” “Company Material Adverse Effect” and similar qualifiers contained in such representations and warranties) has not had or would not have, individually or in the aggregate, a Company Material Adverse Effect;

(b)                Performance of Obligations of the Company. The Company shall have in all material respects (i) performed all obligations and (ii) complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time (without giving any effect to (A) any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.17, but for which Parent failed to deliver a Non-Cooperation Notice in accordance with Section 5.17 or (B) subclause (b) in the proviso to Section 5.1(b)(viii), which shall be disregarded for purposes of this Section 6.3(b));

(c)                No Company Material Adverse Effect. Since the Original Agreement Date, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect; and

(d)                Closing Certificate. The Company shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or Chief Financial Officer, certifying to the effect that the conditions set forth in Section 6.3(a), Section 6.3(b) and Section 6.3(c) have been satisfied.

Section 6.4               Frustration of Closing Conditions. Neither the Company nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such Party’s Willful and Material Breach of any material provision of this Agreement.

Article VII

TERMINATION

Section 7.1               Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after the Company Stockholder Approval has been obtained (except as otherwise provided below):

(a)                by the mutual written consent of the Company and Parent;

(b)                by either the Company or Parent, if the Merger shall not have been consummated on or prior to 5:00 p.m., Eastern time, on October 19, 2021 (the “Original End Date”); provided that if on the Original End Date the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, then such date shall automatically be extended, without any action on the part of any Party, to January 19, 2022 (the “First Extended End Date”); provided that, if on the First Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the First Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to April 19, 2022 (the “Second Extended End Date”); provided that, if on the Second Extended End Date, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related to the approval under the HSR Act or under any other Antitrust Law specified in Section 6.1(e) of the Company Disclosure Letter) shall not have been satisfied, but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on the Second Extended End Date) or waived by all parties entitled to the benefit of such conditions, then such date shall automatically be extended, without any action on the part of any Party, to July 19, 2022 (the “Third Extended End Date”) (the Original End Date, as such date may be extended to the First Extended End Date, the Second Extended End Date and the Third Extended End Date, as applicable, the “End Date”); provided that if the conditions to Closing set forth in Article VI are satisfied prior to the End Date (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on Closing Date), neither Parent nor the Company may terminate this Agreement pursuant to this Section 7.1(b) until the date that is 10 Business Days after the End Date; provided that the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a Party if the failure of the Closing to occur by such date shall have resulted from a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(c)                by either the Company or Parent, if an injunction shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable; provided that the party seeking to terminate the Agreement shall have used reasonable best efforts to prevent the entry of and to remove such relevant legal restraint in accordance with Section 5.7; provided, further, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a Party if such injunction was primarily due to a material breach by such Party of any representation, warranty, covenant or other agreement of such Party set forth in this Agreement;

(d)                by either the Company or Parent, if the Company Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Company Stockholder Approval shall not have been obtained;

(e)                by either the Company or Parent, if the Parent Stockholders’ Meeting (including any adjournments or postponements thereof) shall have concluded and the Parent Stockholder Approval shall not have been obtained;

(f)                 by the Company, if Parent or the Merger Subs shall have breached or failed to perform any of its or their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, Parent has not cured such breach or failure within 30 days after receiving written notice from the Company describing such breach or failure in reasonable detail (provided that the Company is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b));

(g)                by Parent, if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, the Company has not cured such breach or failure within 30 days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent is not then in material breach of any representation, warranty, covenant or other agreement contained herein that would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b));

(h)                by Parent, prior to receipt of the Company Stockholder Approval, in the event of a Company Adverse Recommendation Change;

(i)                 by the Company, prior to receipt of the Parent Stockholder Approval, in the event of a Parent Adverse Recommendation Change;

(j)                 by Parent, at any time prior to receipt of the Parent Stockholder Approval, in order to enter into an agreement with respect to a Parent Superior Proposal pursuant to Section 5.5; provided, however, that Parent shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination Parent pays, or causes to be paid, the Parent Termination Fee as provided in Section 7.3; provided, further, that Parent has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Parent Superior Proposal) with the provisions of Section 5.5 and Section 5.6; or

(k)                by the Company, at any time prior to receipt of the Company Stockholder Approval, in order to enter into an agreement with respect to a Company Superior Proposal pursuant to Section 5.4; provided, however, that the Company shall not terminate this Agreement pursuant to this paragraph, unless in advance of or concurrently with such termination the Company pays, or causes to be paid, the Company Termination Fee as provided in Section 7.3; provided, further, that the Company has otherwise complied in all respects (other than de minimis noncompliance unrelated to such Company Superior Proposal) with the provisions of Section 5.4 and Section 5.6.

Section 7.2               Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, notice thereof shall be given to the other Party or Parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Company or Parent to the other except as provided in the Confidentiality Agreement and the provisions of this Section 7.2 and Section 7.3, and liability arising out of or the result of, fraud or any Willful and Material Breach of any covenant or agreement or Willful and Material Breach of any representation or warranty in this Agreement occurring prior to termination, in which case the aggrieved Party shall not be limited to Expense Payments or any fee payable pursuant to Section 7.3 and shall be entitled to all rights and remedies available at law or in equity.

Section 7.3               Termination Fee; Expenses.

(a)                If this Agreement is terminated:

(i)              by Parent pursuant to Section 7.1(h) in the event of a Company Adverse Recommendation Change;

(ii)            by the Company pursuant to Section 7.1(k); or

(iii)          (A) by the Company or Parent pursuant to Section 7.1(d), (B) if a Company Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Company Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, the Company or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Company Takeover Proposal with a third party;

then the Company shall pay to Parent the Company Termination Fee by wire transfer (to an account designated by Parent) in immediately available funds in the case of clause (i), within two Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Company Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(a), each reference to “15%” in the definition of “Company Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(b)                If this Agreement is terminated:

(i)              by the Company pursuant to Section 7.1(i) in the event of a Parent Adverse Recommendation Change;

(ii)            by Parent pursuant to Section 7.1(j); or

(iii)          (A) by the Company or Parent pursuant to Section 7.1(e), (B) if a Parent Takeover Proposal shall have been publicly announced or shall have become publicly known and shall not have been publicly withdrawn by a date that is at least 15 Business Days prior to the Parent Stockholders’ Meeting and (C) within 12 months of the termination of this Agreement, Parent or any of its Subsidiaries enters into a definitive agreement with a third party with respect to or consummates a transaction that is a Parent Takeover Proposal with a third party;

then Parent shall pay to the Company the Parent Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds in the case of clause (i), within two Business Days of such termination, or, in the case of clause (ii), at or prior to such termination, or, in the case of clause (iii), upon the earlier of the entry into a definitive agreement with respect to the transactions contemplated by such Parent Takeover Proposal and the consummation of such transactions (it being understood that, for purposes of this Section 7.3(b), each reference to “15%” in the definition of “Parent Takeover Proposal” in Section 8.15(b) shall be deemed to be a reference to “50.1%”).

(c)                If this Agreement is terminated:

(i)              (A) by Parent or the Company pursuant to (x) Section 7.1(b) if, at the time of such termination, the conditions to Closing set forth in Section 6.1(d) or Section 6.1(e) (in either case of Section 6.1(d) or Section 6.1(e), solely to the extent the matter giving rise to the failure of such condition is related only to the approval under an Antitrust Law of a Chinese Governmental Entity and no other Antitrust Law or other Law) shall not have been satisfied but all other conditions to Closing shall have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on, shall have been satisfied or waived, on the date of such termination), or (y) Section 7.1(c) (solely to the extent an injunction shall have been entered by a Chinese Governmental Entity (and no other Governmental Entity) pursuant to an Antitrust Law permanently restraining, enjoining or otherwise prohibiting the consummation of the Merger and such injunction shall have become final and nonappealable), and (B) the Company has complied, in all material respects, with its covenants and agreements set forth in Section 5.7 (without giving any effect to any breach of, or action or inaction of the Company of which Parent had knowledge required under, Section 5.7, but failed to provide prompt notice in accordance with Section 5.7);

then Parent shall pay to the Company the Parent China Regulatory Termination Fee by wire transfer (to an account designated by the Company) in immediately available funds within two Business Days of such termination.

(d)                Expense Payments.

(i)              If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(d), the Company shall pay Parent $25,000,000 as payment for Parent’s costs and expenses in connection with this Agreement (the “Parent Expense Payment”) by wire transfer (to an account designated in writing by Parent) in immediately available funds within two Business Days after such termination.

(ii)            If this Agreement is terminated by either Parent or the Company pursuant to Section 7.1(e), Parent shall pay the Company $25,000,000 as payment for the Company’s costs and expenses in connection with this Agreement (the “Company Expense Payment,” and together with the Parent Expense Payment, the “Expense Payments”) by wire transfer (to an account designated in writing by the Company) in immediately available funds within two Business Days after such termination.

(e)                “Parent Termination Fee” shall be an amount equal to $337,700,000. “Parent China Regulatory Termination Fee” shall be an amount equal to $500,000,000. “Company Termination Fee” shall be an amount equal to $217,600,000.

(f)                 The payment of the Parent Termination Fee, the Parent China Regulatory Termination Fee, the Company Termination Fee, as applicable (in each case, a “Termination Fee Payment”) and the Expense Payments shall be compensation and liquidated damages for the loss suffered by the Company or Parent, as applicable, as a result of the failure of the Merger to be consummated and to avoid the difficulty of determining damages under the circumstances and neither Party shall have any other liability to the other after the payment of such Termination Fee Payment or Expense Payment, except in the case of fraud or a Willful and Material Breach. Notwithstanding anything to the contrary in this Agreement, if the Termination Fee Payment shall become due and payable in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, from and after such termination and payment of the Termination Fee Payment pursuant to and in accordance with Section 7.3(a), Section 7.3(b), Section 7.3(c), or Section 7.3(d), as applicable, the paying Party shall have no further liability of any kind for any reason in connection with this Agreement or the termination contemplated hereby other than as provided under Section 7.3(a), Section 7.3(b), Section 7.3(c) or Section 7.3(d), as applicable, except in the case of fraud or a Willful and Material Breach. Each of the Parties acknowledges that the Termination Fee Payment and Expense Payments are not intended to be a penalty, but rather are liquidated damages in a reasonable amount that will compensate the Company or Parent, as the case may be, in the circumstances in which such Termination Fee Payment and/or Expense Payment is due and payable and which do not involve fraud or Willful and Material Breach, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. In no event shall any Party be entitled to more than one payment of the Termination Fee Payment in connection with a termination of this Agreement pursuant to which the Termination Fee Payment is payable, and if the Termination Fee Payment is payable at such time as the receiving Party has already received payment or concurrently receives payment from the paying Party in respect of the Parent Expense Payment or the Company Expense Payment, as applicable, the amount of such Parent Expense Payment or the Company Expense Payment actually received by Parent or the Company, as applicable, shall be deducted from the Termination Fee Payment due and payable to such Party. Without limiting Section 8.13, the Parent Termination Fee and the Parent China Regulatory Termination Fee shall be the sole and exclusive remedies of the Company against the Financing Sources under this Agreement or in connection with the transactions contemplated hereby.

(g)                Each of the Company, Parent and the Merger Subs acknowledges that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated hereby, and that, without these agreements, the Company, Parent and the Merger Subs would not enter into this Agreement. Accordingly, if a Party fails to pay in a timely manner any amount due pursuant to this Section 7.3, then such Party shall reimburse the other Party for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in the collection of such overdue amount, including in connection with any related Actions commenced and pay interest on such amount from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate set forth in The Wall Street Journal in effect on the date such payment was required to be made.

Article VIII

MISCELLANEOUS

Section 8.1               No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or which otherwise expressly by their terms survive termination of this Agreement or the Effective Time.

Section 8.2               Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, the Original Agreement, this Agreement and the transactions contemplated hereby shall be paid by the Party incurring or required to incur such expenses.

Section 8.3               Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each Party shall have received a counterpart hereof signed by all of the other Parties, it being understood and agreed that all Parties hereto need not sign the same counterpart. Until and unless each Party has received a counterpart hereof signed by each other Party, this Agreement shall have no effect and no Party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). Signatures to this Agreement transmitted by electronic mail in PDF form, or by any other electronic means designed to preserve the original graphic and pictorial appearance of a document (including DocuSign), will be deemed to have the same effect as physical delivery of the paper document bearing the original signatures.

Section 8.4               Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract, in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof (“Relevant Matters”), shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. Notwithstanding anything herein to the contrary, each of the Parties agrees that any right or obligation with respect to any Financing Source in connection with this Agreement, the Debt Financing, the Debt Commitment Letter and the transactions contemplated hereby and thereby, and any claim, controversy, dispute, suit, action or proceeding relating thereto or arising thereunder, shall be governed by, and construed and enforced in accordance with, the laws of the State of New York.

Section 8.5               Jurisdiction; Specific Enforcement.

(a)                The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement), or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it, including monetary damages, each of the Parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (including the Company seeking to cause Parent to comply with its obligations pursuant to Section 5.17(a)) exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity. The Parties further agree that no Party to this Agreement shall be required to obtain, secure, furnish or post any bond, security or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each Party waives any objection to the imposition of such relief or any right it may have to require the obtaining, securing, furnishing or posting of any such bond, security or similar instrument. In addition, each of the Parties irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other Party hereto or its successors or assigns or any other Relevant Matter, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware). Each of the Parties hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement or any other Relevant Matter in any court other than the aforesaid courts. Each of the Parties hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement or any other Relevant Matter, (i) any claim that it is not personally subject to the jurisdiction of the above named courts, (ii) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (iii) to the fullest extent permitted by applicable Law, any claim that (A) the suit, action or proceeding in such court is brought in an inconvenient forum, (B) the venue of such suit, action or proceeding is improper or (C) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of Parent, the Merger Subs and the Company agrees that a final judgment in any action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law. To the fullest extent permitted by applicable Law, each of the Parties hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any Party to serve legal process in any other manner permitted by Law.

(b)                Notwithstanding anything herein to the contrary, each of the Parties agrees that it will not bring or support any legal action or proceeding, whether in Law or in equity, whether in contract or in tort or otherwise against the Financing Sources and their respective current, former or future directors, officers, general or limited partners, stockholders, members, managers, controlling persons, Affiliates, employees or advisors in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Financing or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York or, if under applicable law jurisdiction is vested in the federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof).

Section 8.6               WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL ACTION OR PROCEEDING (WHETHER AT LAW, IN CONTRACT, IN TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OTHER RELEVANT MATTER (INCLUDING ANY ACTION, PROCEEDING OR COUNTERCLAIM AGAINST ANY FINANCING SOURCE).

Section 8.7               Notices. All notices and other communications hereunder shall be in writing and shall be deemed given (a) upon personal delivery to the Party to be notified; (b) when received when sent by email by the Party to be notified; provided, however, that notice given by email shall not be effective unless either (i) a duplicate copy of such email notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving Party delivers a written confirmation of receipt for such notice either by email or any other method described in this Section 8.7 or (c) when delivered by a courier (with confirmation of delivery); in each case to the Party to be notified at the following address:

To Parent or the Merger Subs:

Lumentum Holdings Inc. 1001 Ridder Park Drive San Jose, CA 95131
Email:	lumentumlegal@lumentum.com
Attention:	Judy Hamel

with copies to (which shall not constitute notice):

Wilson Sonsini Goodrich & Rosati, P.C. One Market Plaza, Spear Tower, Suite 3300 San Francisco, CA 94105
Email:	rishii@wsgr.com
rich.mullen@wsgr.com
Attention:	Robert T. Ishii
Rich Mullen

To the Company:

Coherent, Inc. 5100 Patrick Henry Drive Santa Clara, CA 95054
Email:	kevin.palatnik@coherent.com
bret.dimarco@coherent.com
Attention:	Kevin Palatnik
Bret DiMarco

with copies to (which shall not constitute notice):

Skadden, Arps, Slate, Meagher & Flom LLP 525 University Avenue Palo Alto, CA 94301
Email:	mike.ringler@skadden.com
sonia.nijjar@skadden.com
Attention:	Michael S. Ringler
Sonia K. Nijjar

or to such other address as any Party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered; provided that any notice received by electronic mail or otherwise at the addressee’s location on any Business Day after 5:00 p.m. (addressee’s local time) or on any day that is not a Business Day shall be deemed to have been received at 9:00 a.m. (addressee’s local time) on the next Business Day. Any Party to this Agreement may notify, in accordance with the procedures set forth in this Section 8.7, any other Party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five Business Days after the notice is properly given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8               Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the Parties without the prior written consent of the other Parties; provided, however, that Parent may assign its rights under this Agreement to the Financing Sources as collateral security. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9               Severability. Any term, covenant, restriction or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms, covenants, restrictions and provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10            Entire Agreement. This Agreement, together with the exhibits hereto, schedules hereto and the Confidentiality Agreement, constitute the entire agreement and supersedes all other prior agreements and understandings, both written and oral, between the Parties, or among any of them, with respect to the subject matter hereof and thereof, including the Original Agreement, and, subject to Section 8.13, this Agreement is not intended to grant standing to any person other than the Parties.

Section 8.11            Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by a duly authorized representative of each of the Company, Parent and the Merger Subs; provided, however, that after receipt of Company Stockholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of Nasdaq require further approval of the stockholders of the Company, the effectiveness of such amendment or waiver shall be subject to the approval of the stockholders of the Company. Notwithstanding the foregoing, no failure or delay by any Party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Notwithstanding anything to the contrary contained herein, Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, this Section 8.11 and Section 8.13 may not be amended, supplemented, waived or otherwise modified in a manner materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 8.12            Headings. Headings of the Articles and Sections of this Agreement are for convenience of the Parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13            No Third-Party Beneficiaries; Liability of Financing Sources. Each of Parent, the Merger Subs and the Company agrees that their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the other Parties, in accordance with and subject to the terms of this Agreement and this Agreement is not intended to, and does not, confer upon any person other than the Parties any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein, other than:

(a)                after the Effective Time, with respect to the provisions of Section 5.10, which shall inure to the benefit of the persons or entities benefitting therefrom who are intended to be third-party beneficiaries thereof;

(b)                after the Effective Time, the rights of the holders of Company Common Stock to receive the Merger Consideration in accordance with the terms and conditions of this Agreement; and

(c)                after the Effective Time, the rights of the holders of Company RSUs to receive the Converted RSUs, as contemplated by the applicable provisions of Section 2.4, in accordance with the terms and conditions of this Agreement;

provided that the Financing Sources shall be express third-party beneficiaries of Section 7.3(f), Section 8.4, Section 8.5(b), Section 8.6, Section 8.8, Section 8.11 and this Section 8.13, and each of such Sections shall expressly inure to the benefit of the Financing Sources and the Financing Sources shall be entitled to rely on and enforce the provisions of such Sections. Notwithstanding anything to the contrary contained herein, the Company agrees (on behalf of itself and its Affiliates and each officer, director, employee, member, manager, partner, controlling person, advisor, attorney, agent and representative thereof) that (i) it shall not have any rights or claims against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, (ii) it will not bring or support any suit, action or proceeding against any Financing Source of Parent in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby, and (iii) no Financing Source shall have any liability for any claims or damages to the Company in connection with this Agreement, the Financing or the transactions contemplated hereby or thereby; provided that following consummation of the Merger, the foregoing will not limit the rights of the parties to any Financing Agreement. Nothing in this Section 8.13 shall in any way limit or qualify the obligations and liabilities of the parties to the Debt Financing Commitment to each other or in connection therewith.

Section 8.14            Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. The phrases “the date of this Agreement” and “the date hereof” and terms or phrases of similar import shall be deemed to refer to March 9, 2021, unless the context requires otherwise; provided, that for the avoidance of doubt, the phrases “date of the Agreement,” “date hereof” and similar phrases that are used in the Company Disclosure Letter or the Parent Disclosure Letter are deemed to be references to the Original Agreement Date, and any disclosures or exceptions included or referenced in the Company Disclosure Letter or the Parent Disclosure Letter are intended to be and are disclosures and exceptions against and to the representations, warranties, covenants and agreements contained in this Agreement. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes (provided that for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any statute shall be deemed to refer to such statute, as amended, and to any rules or regulations promulgated thereunder, in each case, as of such date). Each of the Parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all Parties, and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of authorship of any of the provisions of this Agreement. The inclusion of any item in the Company Disclosure Letter or Parent Disclosure Letter shall not be deemed to be an admission or evidence of materiality of such item, nor shall it establish any standard of materiality for any purpose whatsoever.

Section 8.15            Definitions.

(a)                General Definitions. References in this Agreement to “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise. References in this Agreement (except as specifically otherwise defined) to “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person. As used in this Agreement, “knowledge” means (i) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a) of the Parent Disclosure Letter and (ii) with respect to the Company and its Subsidiaries, the actual knowledge of the individuals listed on Section 8.15(a) of the Company Disclosure Letter.

(b)                Certain Specified Definitions. As used in this Agreement:

(i)              “Affiliate” means, as to any person, any other person which, directly or indirectly, controls, or is controlled by, or is under common control with, such person. For the purpose of this definition, “control” (including with correlative meanings, “controlled by” and “under common control with”), when used with respect to any specified person shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or other interests, by contract, agreement, obligation, indenture, instrument, lease, promise, arrangement, release, warranty, commitment, undertaking or otherwise.

(ii)             “Antitrust Law” means the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other antitrust or other competition Laws of jurisdictions other than the United States and all other Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition and any investment laws relating to foreign ownership and all investment laws relating to foreign ownership.

(iii)            “Business Day” means a day, other than a Saturday, Sunday or other day on which commercial banks in the County of New York, New York are authorized or required by applicable Law to be closed.

(iv)           “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(v)             “Company Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA) and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of the Company or its Subsidiaries, or with respect to which the Company or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(vi)           “Company COVID Action” means any reasonable action taken or omitted to be taken after the Original Agreement Date that the Company reasonably determines to be necessary or prudent for the Company or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of the Company’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of the Company and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(vii)          “Company Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Company Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Company Board or those individuals listed on Section 8.15(a) of the Company Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments or changes that involve or relate to a Company Takeover Proposal (which matters shall be addressed by and subject to Section 5.4(b)); or (B) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(viii)         “Company Material Adverse Effect” means an event, state of facts, circumstance, change, effect, development, occurrence or combination of the foregoing (an “Effect”) that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of the Company and its Subsidiaries, taken as a whole; provided that the term Company Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A)             changes after the Original Agreement Date in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which the Company and its Subsidiaries operate;

(B)              any changes or developments generally in the industries in which the Company or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C)              the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 3.3(a) or Section 3.3(c)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D)              any taking of any action or failure to take an action at the request of Parent or its Affiliates or which is required by the terms of this Agreement;

(E)              changes in applicable Law, GAAP or accounting standards;

(F)               floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G)              national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the Original Agreement Date;

(H)              any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the Original Agreement Date or any material worsening of such conditions threatened or existing as of the Original Agreement Date;

(I)               any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J)               failure by the Company to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Company Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting the Company and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Company and its Subsidiaries are expected to operate from and after the Closing.

(ix)            “Company RSU” means a restricted stock unit covering shares of Company Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(x)             “Company Superior Proposal” means a bona fide, unsolicited written Company Takeover Proposal received after the date of this Agreement (A) that did not result from a material breach (or a deemed material breach) of Section 5.4 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.4 of the Original Agreement), (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and the Company, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Company Common Stock or more than 50.1% of the assets or revenues of the Company and its Subsidiaries, taken as a whole, (C) that the Company Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Company Takeover Proposal, and (D) that the Company Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by Parent in response to such Company Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Company Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of the Company from a financial point of view than the transaction contemplated by this Agreement.

(xi)            “Company Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving the Company or any of its Subsidiaries whose assets, taken together, constitute 15% or more of the Company’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Company Common Stock or securities of the Company representing more than 15% of the voting power of the Company or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of the Company), directly or indirectly, in one or more transactions, assets or businesses of the Company or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of the Company, in each case, other than the Merger.

(xii)           “Compliant” means, with respect to the Required Financial Information, that: (i) such Required Financial Information does not contain any untrue statement of a material fact regarding the Company and/or its Subsidiaries, or omit to state any material fact regarding the Company and/or its Subsidiaries necessary in order to make such Required Financial Information not misleading in light of the circumstances under which they were made; and (ii) with respect to any financial statements required to be delivered pursuant to the definition of Required Financial Information, (a) the Company’s independent auditors shall not have withdrawn any audit opinion with respect to any such audited financial statements (unless a new unqualified audit opinion has been received in respect thereof from such auditors or another nationally recognized independent registered accounting firm) and (b) the Company shall not have been informed by its independent auditors that it is required to restate, and the Company has not restated, any financial statements required to be delivered pursuant to the definition of Required Financial Information (and is not actively considering any such restatements); provided that such Required Financial Information shall be deemed Compliant if and when (x) any such restatement has been completed by the Company and updated financial statements delivered pursuant to the delivery of the Required Financial Information or (y) the Company’s independent auditors inform the Company that no such restatement is needed.

(xiii)          “Contract” means, with respect to a person, any contract, note, bond, mortgage, indenture, deed of trust, license, lease, agreement, arrangement, commitment or other instrument or obligation, whether oral or written, that is binding on such person under applicable Law.

(xiv)          “Controlled Group Liability” means any and all liabilities (A) under Title IV of ERISA, (B) under Section 302 of ERISA or (C) under Sections 412, 430 or 4971 of the Code.

(xv)           “COVID-19” means SARS-CoV-2 or COVID-19, and all evolutions thereof or related or associated epidemics, pandemics or disease outbreaks.

(xvi)          “COVID-19 Measures” means any legally binding quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other law, order or directive by any Governmental Entity in connection with or in response to COVID-19, including the Coronavirus Aid, Relief, and Economic Security (CARES) Act.

(xvii)         “Director RSU” means a Company RSU granted to a non-employee member of the Company Board.

(xviii)        “Environmental Law” means any Law in effect prior to or as of the Original Agreement Date relating to pollution or protection of the environment (including ambient air, soil, surface water or groundwater, or subsurface strata), natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials), or that prohibits, regulates or controls any Hazardous Material or any products containing any Hazardous Material, including the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. § 6901 et seq., the Toxic Substances Control Act, 15 U.S.C. § 2601 et seq., the Federal Water Pollution Control Act, 33 U.S.C. § 1251 et seq., the Clean Air Act, 42 U.S.C. § 7401 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C. § 121 et seq., the Safe Drinking Water Act, 42 U.S.C. § 300f et seq., the Oil Pollution Act of 1990, the European Union (“EU”) Directive 2012/19/EU on waste electrical and electronic equipment, the EU Directive 2011/65/EU on the restriction on the use of certain hazardous substances, the Administrative Measures on the Control of Pollution Caused by Electronic Information Products, and the European Commission Regulation 1907/2006, and analogous foreign, provincial, state and local Laws.

(xix)          “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(xx)            “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is, or was at the relevant time, a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes or included the first entity, trade or business, or that is, or was at the relevant time, a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA.

(xxi)          “ESPP” means the Company’s Employee Stock Purchase Plan, as amended and restated as of February 28, 2012.

(xxii)          “Exchange Act” means the Securities Exchange Act of 1934, as amended, and all regulations and rules issued thereunder, or any successor Law.

(xxiii)         “Exchange Ratio” means 1.0109 shares of Parent Common Stock.

(xxiv)        “Excluded Information” means (A) “segment reporting” (to the extent not required in SEC filings) and financial statements and data that would be required by Rule 3-05 (unless previously filed by the Company with the SEC), 3-09, 3-10 or 3-16 of Regulation S-X under the Securities Act, (B) information regarding officers or directors prior to consummation of the Merger (except information if any of such persons will remain officers, directors or managers after consummation of the Merger), executive compensation and related party disclosure (unless the Company or any of its Subsidiaries was party to any such related party transactions prior to consummation of the Merger and such transactions will continue in place after consummation of the Merger) or any Compensation Discussion and Analysis or information required by Item 302 (to the extent not so provided in SEC filings) or 402 of Regulation S-K under the Securities Act and any other information that would be required by Part III of Form 10-K (except to the extent previously filed with the SEC and except any information relating to persons who will remain officers, directors or managers after consummation of the Merger), (C) any description of all or any component of the Financing, including any such description to be included in liquidity and capital resources disclosure or in any “description of notes” or “description of other indebtedness” section, or other information customarily provided by the Financing Sources or their counsel, (D) risk factors relating to all or any component of the Financing, (E) information regarding affiliate transactions that may exist following consummation of the Merger (unless the Company or any of its Subsidiaries was party to any such transactions prior to consummation of the Merger), (F) information regarding any post-Closing pro forma cost savings, synergies, capitalization, ownership or other post-Closing pro forma adjustments (excluding information that is historical financial information of the Company), it being understood that Parent, and not the Company or its Subsidiaries or their respective Representatives, shall be responsible for the preparation of the pro forma financial statements and any other pro forma information, including any pro forma adjustments, (G) information that is not available to the Company without undue effort or expense and (H) in addition, in the case of a Rule 144A financing, other information customarily excluded from a Rule 144A offering memorandum.

(xxv)         “Financing Agreement” means any credit agreement, note or similar agreement, in each case, evidencing or relating to indebtedness to be incurred in connection with the Debt Financing.

(xxvi)        “Financing Sources” means the persons (other than Parent or any Affiliate of Parent) that have committed to provide or have otherwise entered into agreements in connection with any of the Debt Financing and any joinder agreements, credit agreements or other definitive agreements entered into pursuant thereto or relating thereto, and any arrangers or administrative agents in connection with the Debt Financing (including, but not limited to, the Commitment Parties), together with their current and future Affiliates and their and such Affiliates’ officers, directors, employees, attorneys, partners, controlling parties, advisors, members, managers, accountants, consultants, agents and representatives and funding sources of each of the foregoing involved in any of the Debt Financing and their successors and assigns.

(xxvii)       “Government Contract” means any prime contract, subcontract, blanket purchase agreement, reseller agreement, task, purchase, or delivery order that is (a) between the Company and the U.S. Government or any Governmental Entity or (b) entered into by the Company as a subcontractor (at any tier) to provide supplies or services in connection with a Contract between another entity and a Governmental Entity.

(xxviii)      “Hazardous Materials” means any substance, waste, liquid or gaseous or solid matter for which liability or standards of conduct may be imposed, or which is or is deemed to be hazardous, hazardous waste, solid or liquid waste, toxic, a pollutant, a deleterious substance, a contaminant or a source of pollution or contamination, in each case regulated by, or otherwise subject to, any Environmental Laws.

(xxix)         “HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

(xxx)          “Immaterial License” means, with respect to a Party, any (a) permitted use right to confidential information in a nondisclosure agreement; (b) license, assignment, covenant not to sue, or waiver of rights granted by any current and former employees, consultants or contractors of such Party or its Subsidiaries for the benefit of such Party or its Subsidiaries; (c) rights granted under any customer agreement in the Ordinary Course of Business; or (d) any non-exclusive license that is not material to the business of such Party or its Subsidiaries and is merely incidental to the transaction contemplated in such license, the commercial purpose of which is primarily for something other than such license, such as: (w) sales or marketing or similar Contract that includes a license to use the trademarks of such Party or its Subsidiaries for the purposes of promoting the goods or services of such Party or its Subsidiaries; (x) vendor Contract that includes permission for the vendor to identify such Party or its Subsidiary as a customer of the vendor; (y) Contract to purchase or lease equipment or materials, such as a photocopier, computer or mobile phone that also contains a license of Intellectual Property; or (z) license for the use of computer software that is preconfigured, preinstalled or embedded on hardware or other equipment.

(xxxi)         “Intellectual Property” means any of the following, as they exist anywhere in the world, whether registered or unregistered: (i) patents, patentable inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations and interpretations thereof); (ii) trademarks, service marks, trade dress, trade names, taglines, brand names, logos and corporate names and all goodwill related thereto; (iii) copyrights, mask works and designs; (iv) trade secrets, know-how, inventions, processes, procedures, databases, confidential business information and other proprietary information and rights; (v) proprietary rights in computer software programs, including all source code, object code, specifications, designs and documentation related thereto; and (vi) domain names and internet addresses.

(xxxii)        “IRS” means the Internal Revenue Service of the United States.

(xxxiii)       “Material Government Contract” means any Government Contract for which: (i) the total contract value, in the aggregate (including the exercise of any options), is $3,000,000 or greater and for which the original contract was executed since January 1, 2018 through the Original Agreement Date, and which either (a) is with respect to or involves the direct or indirect provision of any goods or services to any intelligence, defense or military branch of any U.S. Governmental Entity or (b) to the knowledge of the Company, involves the direct or indirect provision of any Defense Article or Defense Service as defined in 22 C.F.R. 120.6 and 22 C.F.R. 120.9 to an end-user that is an intelligence, defense, or military branch of a non-U.S. Governmental Entity as determined by relevant end-user statement on applicable license or authorization or equivalent requirements in the jurisdiction from which the goods or services are provided; (ii) the total contract value, in the aggregate (including the exercise of any options) is $5,000,000 or greater; or (iii) any security clearance or similar authorization is required, including due to the classified or secret nature of such work.

(xxxiv)       “Multiemployer Plan” means any “multiemployer plan” within the meaning of Section 4001(a)(3) of ERISA.

(xxxv)       “Multiple Employer Plan” means a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA.

(xxxvi)      “Nasdaq” means the Nasdaq Global Select Market.

(xxxvii)      “Order” means any charge, order, writ, injunction, judgment, decree, ruling, determination, directive, award or settlement, whether civil, criminal or administrative and whether formal or informal.

(xxxviii)     “Ordinary Course of Business” shall describe any action taken by a person if such action is (A) consistent with such person’s past practices and/or is taken in the ordinary course of such person’s normal day-to-day operations, (B) in the case of an action taken by the Company or any of its Subsidiaries, a Company COVID Action and (C) in the case of an action taken by Parent or any of its Subsidiaries, a Parent COVID Action.

(xxxix)       “Parent Benefit Plan” means each “employee pension benefit plan” (as defined in Section 3(2) of ERISA), each “employee welfare benefit plan” (as defined in Section 3(1) of ERISA) (in each case, whether or not such plan is subject to ERISA), and each other plan, policy, agreement or arrangement (whether written or oral) relating to stock options, stock purchases, stock awards, deferred compensation, bonus, severance, retention, employment, change of control, fringe benefits, supplemental benefits or other employee benefits, in each case, sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by Parent or its Subsidiaries, for the benefit of current or former employees, officers, directors or consultants of Parent or its Subsidiaries or with respect to which Parent or any of its Subsidiaries has any liability, other than any Multiemployer Plan and other than any such benefit, plan, policy, agreement or arrangement if and to the extent required to be provided, maintained or contributed to under applicable Law.

(xl)           “Parent Common Stock VWAP” means the volume weighted average price of a share of Parent Common Stock for a 10 trading day period, starting with the opening of trading on the 11th trading day prior to the Closing Date to the closing of trading on the second to last trading day prior to the Closing Date, as reported by Bloomberg.

(xli)           “Parent COVID Action” means any reasonable action taken or omitted to be taken after the Original Agreement Date that Parent reasonably determines to be necessary or prudent for Parent or its Subsidiaries to take in connection with or in response to COVID-19, including the establishment of any policy, procedure or protocol, in each case in connection with or in response to: (A) events surrounding any pandemic or public health emergency caused by COVID-19; (B) reinitiating operation of all or a portion of Parent’s and its Subsidiaries’ respective businesses; (C) mitigating the effects of such events, pandemic or public health emergency on the business of one or more of Parent and its Subsidiaries; or (D) protecting the health and safety of customers, employees and other business relationships and ensuring compliance with any legal requirements.

(xlii)          “Parent Intervening Event” means any material event or development or material change in circumstances first occurring or arising after the date of this Agreement and prior to the Parent Stockholder Approval if and only if such event, development or change in circumstances was neither known by the Parent Board or those individuals listed on Section 8.15(a) of the Parent Disclosure Letter nor reasonably foreseeable by such persons as of or prior to the date of this Agreement; provided that in no event shall the following events, developments or changes in circumstances constitute a Company Intervening Event: (A) events, developments, or changes that involve or relate to a Parent Takeover Proposal (which matters shall be addressed by and subject to Section 5.5(b)); or (B) the fact in and of itself that the Company or Parent meets or exceeds or fails to meet or exceed internal or published projections, forecasts or revenue or earnings predictions for any period; provided that the exceptions in clause (B) shall not exclude any event, development or change in circumstance underlying any such change in market price or trading volume, or meeting or exceeding, or failure to meet or exceed such projections, forecasts or predictions.

(xliii)         “Parent Material Adverse Effect” means an Effect that individually or in the aggregate has had, or would reasonably be expected to have, a material adverse effect on the business, financial condition or results of operations of Parent and its Subsidiaries, taken as a whole; provided that the term Parent Material Adverse Effect will not include any Effect to the extent resulting from or arising out of:

(A)              changes after the Original Agreement Date in general business, economic or market conditions in the United States or elsewhere in the world (including changes generally in prevailing interest rates, credit availability and liquidity, currency exchange rates and price levels or trading volumes in the United States or foreign securities or credit markets), changes in political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, or any outbreak or escalation of hostilities, declared or undeclared acts of war or terrorism, in each case generally affecting the industries in which Parent and its Subsidiaries operate;

(B)              any changes or developments generally in the industries in which Parent or any of its Subsidiaries are expected to conduct their business from and after the Closing;

(C)              the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (provided, however, that the exceptions in this clause (C) shall not apply to any representation or warranty contained in Section 4.3(a) or Section 4.3(d)(i) to the extent that the purpose of such representation or warranty is to address the consequences resulting from the execution and delivery of this Agreement or the performance of obligations or satisfaction of conditions under this Agreement);

(D)              any taking of any action or failure to take an action at the request of the Company or its Affiliates or which is required by the terms of this Agreement;

(E)               changes in applicable Law, GAAP or accounting standards;

(F)               floods, hurricanes, tornados, earthquakes, fires or other natural disasters;

(G)              national or international disasters, acts of God, sabotage, calamities, emergencies, or any escalation or worsening thereof, whether or not occurring or commenced before the Original Agreement Date;

(H)              any epidemic, pandemic or disease outbreak (including COVID-19) and any political or social conditions, including civil unrest, protests and public demonstrations or any other law, directive, pronouncement or guideline issued by a Governmental Entity, the Centers for Disease Control and Prevention or the World Health Organization, “sheltering in place,” curfews or other restrictions that relate to, or arise out of, an epidemic, pandemic or disease outbreak (including COVID-19) or any change in such law (including COVID-19 Measures), directive, pronouncement or guideline or interpretation thereof, or the action of any third party arising out of or relating to any of the foregoing, in each case, following the Original Agreement Date or any material worsening of such conditions threatened or existing as of the Original Agreement Date;

(I)                any Actions arising from allegations of breach of fiduciary duty or otherwise relating to this Agreement or the transactions contemplated hereby; or

(J)               failure by Parent to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (J) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect);

except, in each case with respect to clauses (A), (B), (E), (F), (G) and (H), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries are expected to operate from and after the Closing.

(xliv)         “Parent RSU” means a restricted stock unit covering shares of Parent Common Stock, including any restricted stock units subject to performance-vesting goals or metrics.

(xlv)          “Parent Superior Proposal” means a bona fide, unsolicited written Parent Takeover Proposal received after the date of this Agreement (A) that did not result from a material breach (or a deemed material breach) of Section 5.5 (including, for the avoidance of doubt, a material breach (or deemed material breach) of Section 5.5 of the Original Agreement), (B) that if consummated would result in a third party (or in the case of a direct merger between such third party and Parent, the stockholders of such third party) acquiring, directly or indirectly, more than 50.1% of the outstanding Parent Common Stock or more than 50.1% of the assets or revenues of Parent and its Subsidiaries, taken as a whole, (C) that the Parent Board determines in good faith, after consultation with its outside financial advisor and outside legal counsel, is reasonably capable of being completed, taking into account all financial, legal, regulatory, timing and other aspects of such proposal, including all conditions contained therein and the person making such Parent Takeover Proposal, and (D) that the Parent Board determines in good faith after consultation with its outside financial advisor and outside legal counsel (taking into account any changes to this Agreement proposed by the Company in response to such Parent Takeover Proposal, and all financial, legal, regulatory, timing and other aspects of such Parent Takeover Proposal, including all conditions contained therein and the person making such proposal, and this Agreement), is more favorable to the stockholders of Parent from a financial point of view than the transaction contemplated by this Agreement.

(xlvi)         “Parent Takeover Proposal” means (A) any inquiry, proposal or offer for or with respect to (or expression by any person that it is considering or may engage in) a merger, consolidation, business combination, recapitalization, binding share exchange, liquidation, dissolution, joint venture or other similar transaction involving Parent or any of its Subsidiaries whose assets, taken together, constitute 15% or more of Parent’s consolidated assets, (B) any inquiry, proposal or offer (including tender or exchange offers) to (or expression by any person that it is considering or may seek to) acquire in any manner, directly or indirectly, in one or more transactions, more than 15% of the outstanding Parent Common Stock or securities of Parent representing more than 15% of the voting power of Parent or (C) any inquiry, proposal or offer to (or expression by any person that it is considering or may seek to) acquire in any manner (including the acquisition of stock in any Subsidiary of Parent), directly or indirectly, in one or more transactions, assets or businesses of Parent or its Subsidiaries, including pursuant to a joint venture, representing more than 15% of the consolidated assets, revenues or net income of Parent, in each case, other than the Merger.

(xlvii)        “Permit” means a franchise, license, permit, authorization, variance, exemption, order, registration, clearance or approval of a Governmental Entity.

(xlviii)       “Permitted Lien” means (A) any Lien for Taxes not yet due or, if due, not yet delinquent or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been made, (B) vendors’, mechanics’, materialmens’, carriers’, workers’, landlords’, repairmen’s, warehousemen’s, construction and other similar Liens arising or incurred in the Ordinary Course of Business or with respect to liabilities that are not yet due and payable or, if due, are not delinquent or are being contested in good faith by appropriate proceedings, (C) Liens imposed or promulgated by applicable Law or any Governmental Entity with respect to Real Property, including zoning, building or similar restrictions, (D) pledges or deposits in connection with workers’ compensation, unemployment insurance, and other social security legislation, (E) Liens relating to intercompany borrowings among the Company and its wholly owned (direct or indirect) Subsidiaries, the Company Credit Agreement, or any other existing indebtedness of the Company or its Subsidiaries, (F) Real Property easements, rights-of-way, leases, encroachments, restrictions, rights, servitudes, encumbrances, conditions or imperfections of title or other matters of a similar nature and other similar Liens, which, individually and in the aggregate, do not materially impair the present use of the Real Property or otherwise materially impair the present business operations at the Real Property, (G) purchase money Liens or Liens under capital lease arrangements, (H) licenses of Intellectual Property, (I) Liens disclosed in the Company Financial Statements or in the Parent Financial Statements, as applicable, or (J) other non-monetary Liens that do not, individually or in the aggregate, materially interfere with the present use, or materially detract from the value of, the property encumbered thereby.

(xlix)          “Personal Data” shall mean any information about an identifiable natural person that is defined as “personal data,” “personally identifiable information,” “biometric information,” “nonpublic personal information,” “protected health information,” “individually identifiable health information,” “protected health information” or “personal information” under any applicable Law relating to privacy, data protection, or information security.

(l)              “Real Property” means any lands, buildings, structures and other improvements, together with all fixtures attached or appurtenant to the foregoing, and all easements, covenants, hereditaments and appurtenances that benefit the foregoing.

(li)            “Subsidiary” means, with respect to any person, any corporation, partnership, association, trust or other form of legal entity of which (A) fifty percent (50%) or more of the voting power of the outstanding voting securities are directly or indirectly owned by such person or (B) such person or any Subsidiary of such person is a general partner.

(lii)            “Takeover Laws” means any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations (including DGCL 203).

(liii)           “Tax” or “Taxes” means any and all U.S. federal, state, local or non-U.S. taxes, imposts, levies, duties, fees or other similar governmental assessments, including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, escheat, customs duties and other taxes of any kind whatsoever, including any and all interest, penalties, additions to tax or additional amounts imposed by any Governmental Entity in connection with respect thereto.

(liv)            “Tax Return” means any report, return, refund, claim, election, statement, estimate, disclosure, document, declaration or information report or return filed or required to be filed with or supplied or required to be supplied to a Taxing Authority (including any amendments thereto and including any attachment, schedule or statement thereto).

(lv)           “Taxing Authority” means any Governmental Entity exercising any authority to determine, impose, regulate, collect, levy, assess, enforce or administer any Tax.

(lvi)           “Top Company Customer” means one of the 14 largest customers and resellers of the Company and its Subsidiaries by revenue for the fiscal year ended October 3, 2020.

(lvii)          “Top Company Vendor” means one of the 10 largest vendors, suppliers and third-party service providers to the Company and its Subsidiaries by expenditure for the fiscal year ended October 3, 2020.

(lviii)         “Top Parent Customer” means one of the 14 largest customers and resellers of Parent and its Subsidiaries by revenue for the fiscal year ended June 27, 2020.

(lix)           “Willful and Material Breach” means a material breach that is a consequence of an act undertaken or failure to act by the breaching party with knowledge that the taking of or failure to take such act would cause a material breach of this Agreement. Notwithstanding the foregoing, a Party’s failure to consummate the Closing when required pursuant to Section 1.2 shall be a Willful and Material Breach of this Agreement.

(c)                Each of the following terms is defined in the Section set forth opposite such term:

Action	Section 5.10(b)
Additional Indebtedness	Section 5.15(a)
Additional Indebtedness Date	Section 5.15(a)
Agreement	Preamble
Anti-Corruption Laws	Section 3.14(a)
BofA	Section 3.23
Book-Entry Shares	Section 2.1(a)(iii)
Cancelled Shares	Section 2.1(a)(ii)
Cash Consideration	Section 2.1(a)(iii)
Certificate	Section 2.1(a)(iii)
Certificate of Merger	Section 1.3
Chinese Governmental Entity	Section 5.7(c)
CIC Plan	Section 2.4(c)
Closing	Section 1.2
Closing Date	Section 1.2
Closing Date Indebtedness	Section 5.15(a)
Combined Non-Laser China Business	Section 5.7(c)
Commitment Parties	Section 4.27(a)
Company	Preamble
Company Acceptable Confidentiality Agreement	Section 5.4(c)
Company Adverse Recommendation Change	Section 5.4(e)
Company Approvals	Section 3.3(b)
Company Board	Recitals
Company Bylaws	Section 1.5
Company Capitalization Date	Section 3.2(a)
Company Certificate	Section 1.5
Company Common Stock	Section 3.2(a)
Company Credit Agreement	Section 5.15(a)
Company Credit Documents	Section 5.15(a)
Company Data Processors	Section 3.8(c)
Company Designee	Section 1.7

Company Disclosure Letter	Article III
Company Expense Payment	Section 7.3(d)(ii)
Company Financial Advisors	Section 3.23
Company Financial Statements	Section 3.4(b)
Company Indebtedness Payoff	Section 5.15(a)
Company Insurance Policy	Section 3.18
Company Leased Real Property	Section 3.17(a)
Company Material Contract	Section 3.19(a)
Company Organizational Documents	Section 3.1(c)
Company Owned IP	Section 3.20(a)
Company Owned Real Property	Section 3.17(a)
Company Permits	Section 3.8(b)
Company Qualified Plans	Section 5.16(g)
Company Qualifying Amendment	Section 5.6(a)
Company Real Property Leases	Section 3.17(a)
Company Recommendation	Section 3.3(a)
Company SEC Documents	Section 3.4(a)
Company Stockholder Advisory Vote	Section 3.3(a)
Company Stockholder Approval	Section 3.3(a)
Company Stockholders’ Meeting	Section 5.6(c)
Company Subleased Real Property	Section 3.17(b)
Company Subleases	Section 3.17(b)
Company Termination Fee	Section 7.3(e)
Confidentiality Agreement	Section 5.3(b)
Consent	Section 3.3(b)
Continuation Period	Section 5.16(a)
Continuing Employee	Section 5.16(a)
Converted RSUs	Section 2.4(a)
Covered Continuing Employee	Section 2.4(c)
Credit Suisse	Section 3.23
D&O Insurance	Section 5.10(c)
Data Privacy Laws	Section 3.8(c)
Debt Commitment Letter	Section 4.27(a)
Debt Financing	Section 4.27(a)
Debt Financing Commitment	Section 4.27(a)
DGCL	Section 1.1
DGCL 203	Section 3.25
DGCL 262	Section 2.1(b)
Director RSU Consideration	Section 2.4(b)
Dissenting Shares	Section 2.1(b)
Effective Time	Section 1.3
End Date	Section 7.1(b)
Exchange Agent	Section 2.2
Exchange Fund	Section 2.3(a)
Expense Payments	Section 7.3(d)(ii)
Fee Letters	Section 4.27(a)
Filing	Section 3.3(b)
Financing	Section 5.17(b)(i)
First Extended End Date	Section 7.1(b)

Form S-4	Section 3.13
GAAP	Section 3.4(b)
Governmental Entity	Section 3.3(b)
Indemnified Party	Section 5.10(b)
IT Systems	Section 3.20(i)
Joint Proxy Statement/Prospectus	Section 3.13
Law	Section 3.8(a)
Laws	Section 3.8(a)
Letter of Transmittal	Section 2.3(b)
Lien	Section 3.3(c)
Maximum Amount	Section 5.10(c)
Merger	Recitals
Merger Consideration	Section 2.1(a)(iii)
Merger Sub I	Preamble
Merger Sub II	Preamble
Merger Subs	Preamble
Mixed Use Element	Section 5.7(c)
Non-Cooperation Notice	Section 5.17(b)(iii)
Original Agreement	Recitals
Original Agreement Date	Preamble
Original End Date	Section 7.1(b)
Parent	Preamble
Parent Acceptable Confidentiality Agreement	Section 5.5(c)
Parent Adverse Recommendation Change	Section 5.5(e)
Parent Approvals	Section 4.3(c)
Parent Board	Recitals
Parent Capitalization Date	Section 4.2(a)
Parent China Regulatory Termination Fee	Section 7.3(e)
Parent Common Stock	Section 4.2(a)
Parent Data Processors	Section 4.9(c)
Parent Disclosure Letter	Article IV
Parent Expense Payment	Section 7.3(d)(i)
Parent Financial Advisor	Section 4.23
Parent Financial Statements	Section 4.5(b)
Parent Leased Real Property	Section 4.18(a)
Parent Option	Section 4.2(a)
Parent Organizational Documents	Section 4.1(c)
Parent Owned IP	Section 4.21(a)
Parent Owned Real Property	Section 4.18(a)
Parent Permits	Section 4.9(b)
Parent Preferred Stock	Section 4.2(a)
Parent Qualified Plan	Section 5.16(g)
Parent Qualifying Amendment	Section 5.6(a)
Parent Real Property Leases	Section 4.18(a)
Parent Recommendation	Section 4.3(a)
Parent SEC Documents	Section 4.5(a)
Parent Stockholder Approval	Section 4.3(a)
Parent Stockholders’ Meeting	Section 4.3(a)
Parent Sublease	Section 4.18(b)

Parent Termination Fee	Section 7.3(e)
Parent’s Lasers Business	Section 5.7(c)
Parties	Preamble
Party	Preamble
Pre-Closing Director	Section 5.17(b)(ii)
Qualifying Termination	Section 2.4(c)
Regulatory Approvals	Section 5.7(a)
Relevant Matters	Section 8.4
Remedies Exceptions	Section 3.3(a)
Representatives	Section 5.4(a)
Required Financial Information	Section 5.17(b)(i)(D)
Sarbanes-Oxley Act	Section 3.4(a)
SEC	Section 3.4(a)
Second Extended End Date	Section 7.1(b)
Securities Act	Section 3.3(b)
Share Issuance	Recitals
Surviving Corporation	Section 1.1
Termination Date	Section 5.1(a)
Termination Fee Payment	Section 7.3(f)
Third Extended End Date	Section 7.1(b)
Third-Party Consents	Section 5.7(f)
Transaction Litigation	Section 5.13
Warranties	Section 3.20(k)

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed and delivered as of the date first above written.

COHERENT, INC.

By:	/s/ Andy Mattes
Name: Andy Mattes
Title: President and Chief Executive Officer

LUMENTUM HOLDINGS INC.

By:	/s/ Alan Lowe
Name: Alan Lowe
Title: President and CEO

CHEETAH ACQUISITION SUB, INC.

By:	/s/ Alan Lowe
Name: Alan Lowe
Title: President and CEO

CHEETAH ACQUISITION SUB LLC

By:	/s/ Alan Lowe
Name: Alan Lowe
Title: President and Treasurer

[Signature Page to Amended and Restated Agreement and Plan of Merger]